05012908

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

11 November 2005

RECEIVED NOV 2 5 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

PROCESSED
NOV 3 0 2005
THOMSON
FINANCIAL

11/30

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\Correspondence\2005\Ltr\GR\US SEC 111105.doc

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

17 October 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CHANGES TO DIVIDEND REINVESTMENT PLAN RULES

The IAG Board has approved amendments to the company's Dividend Reinvestment Plan (DRP) that will come into effect from 1 January 2006.

The principal change to the DRP rules is the removal of the 200 share minimum participation level. A summary of the DRP Rule changes has been included with Final dividend statements sent to shareholders today and is attached.

We also attach a copy of the DRP booklet incorporating the aforementioned rule changes.

Yours truly

Glenn Revell
Company Secretary


IAG
Insurance
Australia
Group
Dividend
Reinvestment
Plan

Dividend Reinvestment Plan Booklet

Insurance Australia Group Limited

ABN 60 090 739 923

NRMA INSURANCE SGIO SGIC CGU swann insurance NZI STATE

Dividend Reinvestment Plan Booklet



If you have any doubts as to what you should do, please consult your stockbroker, accountant or other professional adviser.

If you have any questions in relation to the Dividend Reinvestment Plan after reading this booklet, please call the Share Registry on 1300 360 688.



Features of the Dividend Reinvestment Plan

Defined words and expressions used in this booklet are capitalised. Please see the Glossary for their meanings.

Under Insurance Australia Group Limited (IAG)'s Dividend Reinvestment Plan (DRP), you can choose to reinvest your Dividends in the company to acquire additional Shares. The DRP provides a convenient and cost effective way to increase your investment in Australasia's largest general insurance group.

- Participation is entirely voluntary and you can choose to reinvest all, part or none of your Dividend in the DRP
- You can choose to have less than your full shareholding participating in the DRP (Partial Participation)
- You do not have to appoint a broker and you will not pay fees, brokerage or other transaction costs for Shares Allocated to you under the DRP
- You can choose to join, withdraw, or vary your participation in the DRP at any time, however, your DRP Election Form must be received by 5pm Sydney (Australia) time on the next Dividend Record Date to be active for the next Dividend
- Shares Allocated under the DRP will rank equally with existing Shares
- DRP Statements outlining the Dividend calculation and the details of your participation will be despatched on the Payment Date.

Questions and Answers

1 How do I participate in the DRP?

Participation in the DRP is entirely voluntary. You can choose to participate by completing the enclosed DRP Election Form and returning it in the enclosed reply paid envelope. Additional forms can be downloaded from **www.iag.com.au/drp** or you can contact the Share Registry on 1300 360 688 to request a DRP Election Form.

2 Who is eligible to participate in the DRP?

IAG ordinary shareholders who have a registered address in Australia, are eligible to participate in the DRP, unless they are U.S. persons or hold Shares on behalf of another person who resides outside Australia. Shareholders in other jurisdictions may also be eligible in some circumstances. Please see the Rules in this booklet for further information about eligibility.

3 How is the Issue Price calculated?

The Issue Price is based on an Average Market Price of Shares calculated during a set Pricing Period. The Pricing Period for DRP Shares will be determined by the Directors for each Dividend Payment Date, however, it will be at least five Trading Days. The Issue Price will be rounded to four decimal places (or such other number of decimal places as the Directors may determine).

4 Do all my Shares have to participate in the DRP?

You can choose to have less than your full shareholding participating in the DRP (Partial Participation). If you choose Partial Participation, you will need to complete a Direct Credit Form so as to receive a direct credit for the portion of your Shares not participating in the DRP. If you do not complete and return a Direct Credit Form, your Dividend for the portion of Shares not participating in the DRP will be held for you in an account that does not earn interest, until we receive your completed Direct Credit Form.

5 Is there a minimum or maximum participation level?

IAG has the discretion to introduce a minimum or maximum participation level and vary any minimum or maximum participation level.

6 How many Shares will I receive?

The number of DRP Shares you receive will be calculated by multiplying the number of Participating Shares you hold at the Dividend Record Date by the relevant Dividend, deducting any withholding tax (if applicable), adding any carried forward residual cash balance (if applicable), and then dividing this amount by the Issue Price. The calculation will be rounded down to the nearest whole number of Shares.

7 How will I know how many Shares I have received under the DRP?

All participants in the DRP will be sent a statement after each Allocation of DRP Shares. This statement will include:

- the number of Participating Shares you held at the Dividend Record Date
- the Dividend Payment calculation (including withholding tax deductions, if applicable)
- the Issue Price of the DRP Shares
- the number of DRP Shares issued to you and the amount of any residual balance (if applicable).

If you are a partial Participant you will also receive your direct credit payment advice with this statement.

8 How will my DRP Shares be treated for the subsequent dividend payments?

If you choose to participate fully in the DRP, all Shares held by you at each Dividend Record Date will be treated as participating in the DRP (Participating Shares), including any previously acquired DRP Shares or other Shares. If you choose Partial Participation, only the number of Shares you have specified will be Participating Shares. The number of Shares that will be treated as participating in the DRP may be limited if IAG elects to introduce a minimum or maximum participation.

9 What occurs when there is a residual balance?

Generally, when there is a residual balance following the calculation of the Issue Price and the number of DRP Shares you receive, it will be carried forward and added to your next Dividend Payment entitlement. However, in some circumstances it may be paid to a registered charity or paid to you with your next Dividend Payment. Please see Rule 7.4 for further information about the residual balance.

The effects of participating in the DRP under a number of scenarios are illustrated below. These scenarios assume that no withholding tax has been deducted.

	Shareholder A FULL Participation	Shareholder B PARTIAL Participation	Shareholder C DOES NOT Participate
Shares held as at Dividend Record Date	1,000	1,000	1,000
Dividend per Share	$0.12	$0.12	$0.12
Total Dividend	$120.00	$120.00	$120.00
Participating Shares	1,000	150	0
Dividend on Participating Shares	$120.00	$18.00	N/A
Issue Price of DRP Shares	$6.2948	$6.2948	N/A
DRP Shares Allocated	19	2	N/A
Cost of DRP Shares Allocated	$119.60	$12.59	N/A
Residual balance in DRP account (1)	$0.40	$5.41	N/A
Cash balance of total Dividend – paid by direct credit	$0.00	$102.00	$120.00
Total shareholding after this Dividend (2)	1,019	1,002	1,000
Participating Shares for the next Dividend (2)	1,019	150	0

Note: (1) Residual balances are generally carried forward to next Dividend Payment Date – see Rule 7.4 for further details
(2) Excludes any Share transactions after Dividend Record Date

10 What if I have more than one IAG shareholding?

You will need to complete a separate DRP Election Form for each of your shareholdings. For example, you may have issuer sponsored holdings and CHESS holdings. To make it easier to manage your shareholdings, you may want to combine your shareholdings. Please contact the Share Registry for more information.

11 What will happen if I combine my separate shareholdings?

If you decide to combine your holdings, for instance by converting your issuer sponsored holding to your CHESS holding (or vice versa) your participation in the DRP may be affected by the conversion of your holdings. You should contact the Share Registry to ensure the appropriate DRP election continues to be applied.

12 Can the DRP be changed or terminated?

IAG may vary the Rules or suspend or terminate the DRP at any time. If this occurs, IAG will make a public announcement and information will be available on **www.iag.com.au**

13 How do I change my DRP participation?

You can change your participation or withdraw from the DRP by either:

- downloading a DRP Election Form from **www.iag.com.au/drp**; or
- contacting the Share Registry on 1300 360 688 to request a DRP Election Form,

completing it and sending it to the Share Registry.

Your DRP Election Form must be received by 5pm Sydney (Australia) time on the next Dividend Record Date to be active for the next Dividend.

14 Can I sell my DRP shares?

Shares acquired through the DRP can be sold at any time after Allocation and quotation.

15 What happens if I sell Shares close to the time of the Dividend Record Date?

If you sell Shares between a Dividend Record Date and Dividend Payment Date, your Dividend Payment in respect of Participating Shares will still be reinvested in the DRP. However, if you sell Shares before the Dividend Record Date, you will not receive Shares under the DRP or any other payment on the Dividend Payment Date in respect of those Shares that you have sold.

16 What is the taxation treatment?

Dividends reinvested into Shares are usually treated as cash dividends for Australian tax purposes. IAG cannot advise on the taxation implications of participating in the DRP. If you have any questions regarding taxation implications, please consult your stockbroker, accountant or professional adviser.

Rules of the Dividend [illegible]

Table of Contents

Defined words and expressions used in this booklet are capitalised. See the Glossary for their meanings.

1 Commencement of DRP

The DRP and these Rules will commence operation on such date as the Directors determine.

2 Eligibility and participation

2.1 Only Eligible Shareholders may participate in the DRP.

2.2 Subject to Rules 2.3 and 2.6, an Eligible Shareholder is, in respect of a particular Dividend Payment Date:

(a) a person who, at the relevant Dividend Record Date was recorded in IAG's share register as having an address in Australia, unless that person holds Shares on behalf of another person who resides outside Australia and who would not, if named on the register, be an Eligible Shareholder under Rule 2.2(b); or

(b) any other registered holder of Shares at the relevant Dividend Record Date that has satisfied the Directors that:

(i) the offer and issue or transfer of Shares under the DRP is lawful and practicable in the jurisdiction in which they reside; and

(ii) that person does not hold Shares on behalf of another person who resides outside that jurisdiction and who would not, if named on the register, be an Eligible Shareholder.

2.3 Notwithstanding any other terms of the DRP, "Eligible Shareholder" does not include any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933), nor the estate of any deceased person where IAG has been notified of the estate.

2.4 Participation in the DRP by Eligible Shareholders:

(a) is optional and voluntary;

(b) is not transferable; and

(c) may be varied or terminated at any time as set out in Rule 10.

2.5 To apply to participate in the DRP, Eligible Shareholders must complete, sign and lodge with the Share Registry a DRP Election Form in accordance with these Rules and the instructions on the DRP Election Form. However:

(a) IAG may accept written applications from Eligible Shareholders for participation in the DRP which are not in the form of a DRP Election Form if IAG decides that the instructions are clear and sufficient. Such written instruction, if acceptable to IAG, will be deemed to be a DRP Election Form for the purpose of these Rules; and

(b) IAG may allow Eligible Shareholders to lodge DRP Election Forms electronically, either through IAG's website or that of an authorised third party. The availability (if any) of such a facility will be referred to on IAG's website and announced to ASX. Any DRP Election Forms so lodged must comply with the applicable terms and conditions of the facility.

2.6 IAG may determine that a Shareholder is not an Eligible Shareholder within the terms of these Rules. Such a determination will be final. In making this determination, IAG may consider, among other things, whether a Shareholder obtained any necessary approvals or advices to enable that Shareholder to participate in the DRP in the jurisdiction in which that Shareholder resides.

2.7 If an Eligible Shareholder has more than one holding of Shares and wishes to participate in the DRP with respect to one or more such holding, a DRP Election Form must be lodged with respect to each separate shareholding.

2.8 If Shares are jointly held by two or more Eligible Shareholders, all joint holders of such Shares must sign a single DRP Election Form for it to be valid. If one or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the DRP with respect to the Shares jointly held.

2.9 IAG may refuse to accept a DRP Election Form and may suspend or withdraw Shares from participation in the DRP if it considers that the participation of those Shares might lead to:

(a) foreign persons or associates of foreign persons acquiring a significant interest or an aggregate significant interest in IAG for the purposes of the foreign takeovers legislation; or

(b) an unacceptable shareholding situation arising for the purposes of the Financial Sector (Shareholdings) Act 1998.

3 Degrees of participation

Electing Full Participation or Partial Participation

3.1 An Eligible Shareholder who wishes to participate in the DRP must elect on the DRP Election Form the degree to which the Shareholder wishes to participate in the DRP.

3.2 The degree of participation that an Eligible Shareholder may elect is either:

(a) Full Participation - for all of the Participant's shareholding from time to time - see Rule 3.4 and Rule 4; or

(b) Partial Participation - for a specific number of Shares nominated by the Participant - see Rules 3.5 and 3.6 and Rule 4.

3.3 Signed and otherwise complete DRP Election Forms received by IAG which do not indicate the degree of participation in the DRP which an Eligible Shareholder wishes to elect, including by:

(a) electing Partial Participation without specifying the number of Participating Shares;

(b) signing the DRP Election Form but not electing Full Participation or Partial Participation; or

(c) electing both Full Participation and Partial Participation,

will, without further notice to the relevant Eligible Shareholder, be deemed to be an election of Full Participation. This Rule does not limit Rule 5 and Rule 6.

Consequences of electing Full Participation

3.4 Subject to Rule 4.2, if a Participant has elected Full Participation for a holding of Shares, all of that shareholding from time to time will be Participating Shares. This means that all Shares acquired by that Participant that are added to that holding (including any DRP Shares issued to the Participant) will be designated Participating Shares, subject to:

(a) the ASTC Settlement Rules;

(b) any subsequent disposals of Shares;

(c) any changes to that Participant's DRP election; and

(d) any maximum limit on Participating Shares that may be set by IAG from time to time.

Consequences of electing Partial Participation

3.5 If a Participant has elected Partial Participation for a holding of Shares, the number of Participating Shares will remain that specified by the Participant on the DRP Election Form and will not increase, irrespective of whether the Participant subsequently acquires additional Shares (including any DRP Shares issued to the Participant).

3.6 If a Participant who has elected Partial Participation holds, at any Dividend Record Date, fewer Shares than the number of Participating Shares specified by that Participant on its DRP Election Form, then all of that Participant's holding of Shares will be designated Participating Shares for the purposes only of the Dividend to which the relevant Dividend Record Date relates.

4 Minimum and maximum participation

4.1 Notwithstanding any other terms of the DRP, IAG may, whether in respect of a particular Dividend or as a continuing term of participation in the DRP, set a minimum or a maximum number of Participating Shares per Eligible Shareholder.

4.2 To the extent that a DRP Election Form specifies a number of Participating Shares in excess of a maximum limit set under Rule 4.1 (including by electing Full Participation where the number of Participating Shares would exceed that limit), for so long as that limit applies:

(a) that limit will be deemed to be the number of Participating Shares for the purposes of Rule 7 and Rule 9.1; and

(b) any Shares specified in a DRP Election Form as Participating Shares in excess of that limit (including by electing Full Participation where the number of Participating Shares would exceed that limit) will be deemed to be Non-Participating Shares, and any Dividend payable in respect of those Shares will be paid by direct credit. If you do not complete and return a Direct Credit Form, your Dividend for the portion of Shares not participating in the DRP will be held for you in an account that does not earn interest, until we receive your completed Direct Credit Form.

4.3 Where a maximum limit is set under Rule 4.1, IAG may waive the limit on the number of Participating Shares at any time for any Eligible Shareholder who holds Shares as a trustee or nominee for a number of beneficial owners (who are also Eligible Shareholders), provided that:

- such trustee or nominee will not at any time participate in the DRP on behalf of any single beneficial owner in excess of the maximum limit set under Rule 4.1; and
- Rule 4.2 will apply as if each such beneficial owner is the registered Shareholder.

5 Acceptance of applications

5.1 Subject to Rule 5.3, an Eligible Shareholder's participation in the DRP will commence from the first Dividend Record Date following receipt by IAG's Share Registry of the Eligible Shareholder's DRP Election Form and will continue for so long as the DRP Election Form is effective under Rule 5.2.

5.2 Subject to Rules 2.2 and 5.3, a DRP Election Form submitted in accordance with Rule 2.5 is effective:

(a) from the date the DRP Election Form is received by the Share Registry;

(b) in respect of a Dividend, only if it is received by 5pm Sydney (Australia) time on the next Dividend Record Date;

(c) until:

(i) the Participant varies or terminates its participation in the DRP pursuant to these Rules; or

(ii) suspension of the DRP for four or more consecutive Dividend Payment Dates; or

(iii) termination of the DRP; or

(iv) the Participant ceases to be an Eligible Shareholder. The form will become effective again if and at such time as the Shareholder recommences to be an Eligible Shareholder; and

(d) upon and from recommencement of the DRP, following a suspension of less than four consecutive Dividend Payment Dates.

5.3 IAG may:

(a) accept or refuse a DRP Election Form which is not properly completed or signed; or

(b) correct any error in, or omission from, a DRP Election Form, prior to acceptance under Rule 5.3(a).

5.4 IAG will record, with respect to each Participant:

(a) the name and address of the Participant (being the name and address in the company's register of members, from time to time); and

(b) the number of Participating Shares held by the Participant from time to time,

and IAG's records will be conclusive evidence of the matters so recorded.

6 Significance of applying

6.1 By applying to participate in the DRP in accordance with Rule 2.5, an applicant:

(a) warrants to IAG that it is an Eligible Shareholder (see Rule 2.2);

(b) authorises IAG (and its officers or agents) to correct any error in, or omission from, its DRP Election Form;

(c) acknowledges that IAG may at any time irrevocably determine that the applicant's DRP Election Form is valid, in accordance with these Rules, even if the DRP Election Form is incomplete, contains errors or is otherwise defective;

(d) acknowledges that IAG may refuse any DRP Election Form;

(e) consents to the establishment of a DRP account on its behalf;

(f) consents to any residual positive balance produced by the calculation in Rule 7.3 remaining in its DRP account rather than being paid by direct credit or as otherwise determined by the Directors;

(g) agrees to the appointment of a trustee nominated by IAG as the Participant's agent to acquire Shares on market, where IAG decides to Allocate DRP Shares to Participants by transferring existing Shares in accordance with Rules 8.1 and 8.2;

(h) consents to the donation of the residual positive balance in its DRP account to one or more registered charities, in the circumstances set out in Rule 7.4(c);

(i) acknowledges that IAG may arrange for the DRP to be fully or partially underwritten in respect of any one or more Dividend Payment Dates;

(j) acknowledges that neither IAG nor the Share Registry has provided the applicant with investment advice or financial product advice and that neither has any

obligation to provide this advice, concerning its decision to apply to participate in the DRP; and

(k) unconditionally agrees to the Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the DRP,

in each case, at all times until termination of the DRP or of the Participant's participation in the DRP.

7 Reinvestment of Dividends

7.1 Subject to Rule 7.2 and Rule 10, each Dividend which is payable to a Participant in respect of Participating Shares will be applied by IAG on the Participant's behalf to acquire or subscribe for DRP Shares.

7.2 Any portion of a Participant's Dividend Payment on Participating Shares:

(a) which is deductible by IAG as withholding tax; or

(b) which IAG is entitled or required to withhold or deduct for any reason from the Dividend payable to that Participant,

will not be applied to acquire or subscribe for DRP Shares.

DRP account

7.3 A DRP account for each Participant will be established and maintained by IAG. Subject to Rule 10, for each Dividend, IAG will, with respect to each Participant:

(a) determine the Dividend Payment with respect to the Participating Shares;

(b) determine any amount to be withheld or deducted under Rule 7.2;

(c) credit the amount in paragraph (a) and debit any amount in paragraph (b) to the Participant's DRP account. Such payment into that account constitutes payment of the Dividend on those Participating Shares;

(d) determine the number of DRP Shares which can be acquired under the DRP by dividing the amount in the Participant's DRP account by the Issue Price and rounding down to the nearest whole number of Shares;

(e) on behalf of and in the name of the Participant, subscribe for or purchase the number of DRP Shares determined under paragraph (d) and debit the aggregate Issue Price for those DRP Shares against the balance in the Participant's DRP account; and

(f) where the calculation under paragraph (d), before rounding, produces a fractional number of DRP Shares, record the remainder as a dollar amount (any fraction of a cent will be disregarded) as a residual balance in the Participant's DRP account.

7.4 Any residual balance recorded in a Participant's DRP account as a result of Rule 7.3(f) will remain in the Participant's DRP account until:

(a) unless paragraphs (b) or (c) apply, the next Dividend Payment Date, when it will be aggregated with any further amounts credited to the DRP account in respect of the next Dividend; or

(b) unless paragraph (c) applies, the next Dividend Payment Date on which a Dividend has been declared, when it will be paid to the Participant along with, and (where practicable) by the same means as, the Participant's Dividend, if the DRP has been:

(i) terminated by IAG pursuant to these Rules; or

(ii) suspended by IAG pursuant to these Rules and remains suspended for four or more consecutive Dividend Payment Dates; or

(c) if the Participant has ceased to participate in the DRP in accordance with Rules 10.2(a), (b) or (d), after the last Dividend to be paid in that financial year, at which time the Participant will be taken to have directed IAG to donate the amount on behalf of the Participant to one or more registered charities, as nominated by IAG from time to time. Participants will not be issued with a receipt in connection with such a donation.

7.5 No interest will accrue to a Participant in respect of residual positive balances recorded in a Participant's DRP account.

Issue Price, Average Market Price and Discount

7.6 The Issue Price per Share for a particular Dividend is the Average Market Price, less such Discount, if any, as the Directors may determine, rounded to four decimal places (or such other number decimal places as the Directors may determine).

7.7 The Issue Price and any Discount determined by the Directors in respect of this DRP for a particular Dividend Payment Date may differ from the Issue Price and any Discount determined by the Directors in respect of this DRP for any other particular Dividend Payment Date.

7.8 The Discount for DRP Shares Allocated on a particular Dividend Payment Date:

(a) may be nil; and

(b) may be varied by announcement on IAG's website and to ASX at any time, but any such variation will not apply to Dividends already announced.

8 Issue or transfer of Shares

8.1 In the operation of the DRP for any Dividend Payment Date, IAG may, in its discretion, either issue new Shares or cause existing Shares to be acquired in the market for transfer to Participants, or a combination of both options, to satisfy IAG's obligations under these Rules.

8.2 If IAG determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as IAG considers appropriate.

8.3 All newly issued DRP Shares will, from the date of Allocation, rank equally in all respects with existing Shares and will participate in all Dividends subsequently declared.

8.4 DRP Shares will be Allocated within the time required by ASX.

8.5 DRP Shares will be registered on the share register on which the Participant already holds Shares or if the Participant holds Shares on more than one share register, on the share register which IAG determines.

8.6 IAG will make application promptly after each Allocation of newly issued DRP Shares for quotation of those Shares on ASX.

9 Despatch of DRP statements

9.1 As soon as practicable after each Allocation of DRP Shares, IAG will send to each Participant to whom DRP Shares have been Allocated a statement setting out:

(a) the number of the Participant's Participating Shares at the relevant Dividend Record Date;

(b) the Dividend Payment in respect of that Participant's Participating Shares;

(c) if applicable, the amount of withholding tax or other amount under Rule 7.3(b) which has been deducted from the Dividend Payment on the Participant's Participating Shares;

(d) the number of DRP Shares Allocated to that Participant and the date of Allocation of those DRP Shares;

(e) the Issue Price of each DRP Share Allocated to the Participant;

(f) the remainder of the Dividend Payment on the Participant's Participating Shares not applied towards DRP Shares (if any) and retained in the Participant's DRP account;

(g) the franked amount (if any) of the Dividend Payment and the franking credit (if any) attaching to the Dividend;

(h) subject to any Share transactions in which the Participant may have engaged after the Dividend Record Date, the total number of Participating Shares (including the DRP Shares) which the Participant holds after the Allocation of DRP Shares;

(i) the total number of Shares which the Participant holds after the Allocation of DRP Shares; and

(j) any other matters required by law to be included in a statement confirming a transaction.

10 Variation or termination of Participant's participation

10.1 Subject to Rules 4 and 5.3, a Participant may:

(a) vary its participation from Full Participation to Partial Participation or from Partial Participation to Full Participation;

(b) maintain its Partial Participation but increase or decrease the number of its Participating Shares; or

(c) terminate its participation in the DRP,

by submitting a DRP Election Form in accordance with Rule 2.5 specifying the variation or termination respectively. Participants can obtain a DRP Election Form for this purpose by downloading it from **www.iag.com.au/drp** or by contacting the Share Registry.

10.2 A Participant is taken to have terminated its participation in the DRP:

(a) on receipt by the Share Registry of a DRP Election Form in accordance with Rule 10.1(c);

(b) on the first Dividend Record Date following registration of a transfer of all of the Participant's Participating Shares;

(c) on termination of the DRP by IAG pursuant to these Rules;

(d) on receipt by IAG of notice of the death, bankruptcy or liquidation of the Participant, except where the Participant was a joint holder and any remaining holder or joint holders are Eligible Shareholders; or

(e) on the Participant ceasing to be an Eligible Shareholder.

10.3 When a Participant disposes of part of its holding of Shares, and does not notify IAG otherwise, the Shares disposed of will, to the extent possible:

(a) first, reduce the number of any Non-Participating Shares which the Participant holds (if any); and

(b) secondly, reduce the number of any Participating Shares which the Participant holds (if any).

11 Variation, suspension, recommencement and termination of the DRP

11.1 The DRP may be:

(a) varied (including by variation of the Rules);

(b) suspended;

(c) recommenced; or

(d) terminated,

by IAG at any time.

11.2 A variation, suspension, recommencement or termination of the DRP will take effect:

(a) on such date as the Directors determine; and

(b) in the case of a suspension, until such time as the Directors resolve either to recommence or terminate the DRP.

11.3 Any variation, suspension, recommencement or termination of the DRP will not give rise to any liability on the part of, or right of action against, IAG nor its Directors, officers, employees, representatives or agents.

Variation

11.4 If the DRP or the Rules are varied, a Participant continues to participate under the DRP and Rules in their varied form unless the Participant terminates its participation in the DRP by submitting a DRP Election Form in accordance with Rules 2.5 and 10.1.

Suspension

11.5 If the DRP is suspended, Participants' elections as to participation in the DRP will cease to be effective and all Shares will be deemed to be Non-Participating Shares for the purpose of any Dividend declared while the DRP is suspended. If the DRP remains suspended for four or more consecutive Dividend Payment Dates, then any DRP Election Form previously lodged by each Participant will be deemed void.

Recommencement

11.6 If the DRP is recommenced following a suspension for:

(a) less than four consecutive Dividend Payment Dates, the Participant's previously suspended DRP Election Form will be reinstated and be valid and effective in accordance with these Rules for the purposes of the recommenced DRP, unless determined otherwise by IAG and notified to Participants in accordance with Rule 11.7; or

(b) four or more consecutive Dividend Payment Dates, each Participant who wishes to participate in the recommenced DRP must complete and submit a new DRP Election Form, in accordance with Rule 2.5.

Notice

11.7 IAG will give notice of any:

(a) **termination of the DRP** to Participants at least one month before the effective date of the termination;

(b) **variation of the DRP or Rules** (other than simply an exercise of a discretion, authority or power under these Rules) to Eligible Shareholders at least one month before the effective date of the variation; and

(c) **suspension or recommencement of the DRP** to Participants as soon as reasonably practicable before or after the effective date of the suspension or recommencement.

Such notice may be provided in any manner (including, without limitation, by public announcement, advertisements in any newspapers circulating generally in Australia, notice on IAG's website, announcement to ASX or despatched written notices) which IAG considers appropriate to bring the termination, variation, suspension or recommencement to the notice of the Participants or Eligible Shareholders, as the case may be, having regard to the nature of the event for which notice is being given.

11.8 The accidental omission to give notice of termination, variation, suspension or recommencement to any Participant or the non-receipt of any notice by any Participant will not invalidate the termination, variation, suspension or recommencement of the DRP or any Allocation of Shares under the DRP.

11.9 IAG will announce the Pricing Period and any discount applicable to the DRP for any Dividends payable on a particular Dividend Payment Date at or around the same time it announces the Dividend.

12 Administration of the DRP

12.1 This DRP will be administered by the Directors who are authorised under these Rules, and have the discretion to:

(a) determine any procedures for administration of the DRP that are consistent with the Rules;

(b) resolve conclusively all questions of fact or interpretation in connection with the DRP;

(c) resolve in such manner as they think expedient any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Participant or any Shares;

(d) enter into any underwriting arrangements regarding the DRP that they deem appropriate;

(e) exercise discretions, authorities or powers (including any power to make a choice, decision, determination or resolution) of IAG under these Rules; and

(f) delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their discretions, authorities or powers arising under the DRP.

12.2 Any discretion, authority or power (including any power to make a choice, decision, determination or resolution) exercisable by IAG or the Directors under these Rules or by a delegate under Rule 12.1(f):

(a) is final and binding on the Participants and any other relevant persons; and

(b) is exercisable in the absolute discretion of IAG or the Directors, as the case may be; and

(c) may be exercised at any time and from time to time.

12.3 Notwithstanding any other provision of the DRP, the DRP will be conducted, and these DRP Rules will be applied, in accordance with the Corporations Act and the Listing Rules and will have effect to the maximum extent permitted by law.

13 Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of the Allocation of DRP Shares pursuant to these Rules.

14 Taxation

Neither IAG nor its Directors, officers, employees, representatives or agents:

(a) take any responsibility or assume any liability for, or as a consequence of, the tax liabilities of any person in connection with the DRP; or

(b) represent or warrant that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the DRP.

15 Governing Law

The DRP and these Rules are governed by the laws in force in New South Wales and are to be interpreted in accordance with their spirit, intention and purpose.

16 Additional Information

A copy of IAG's most recent Annual Report and financial statements is available to every Eligible Shareholder free of charge from IAG's website www.iag.com.au or on request by contacting the Share Registry. Contact details for the Share Registry are listed in this booklet.

17 Interpretation

In these Rules, unless the contrary intention appears:

(a) a reference to a Rule is a reference to a Rule in these Rules;

(b) a reference to this DRP or these Rules includes any variation or replacement of them;

(c) law means common law, principles of equity, and laws made by an Australian parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) the singular includes the plural and vice versa;

(e) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns; and

(g) headings are inserted for convenience and do not affect the interpretation of the Rules.

Glossary

In these Rules and this booklet, the following words and expressions have the meanings indicated unless the contrary intention appears.

Allocation The issue of new Shares to Participants under the DRP or transfer of Shares acquired in the market for the purposes of the DRP to Participants under the DRP, as the case may be. "Allocate" and "Allocated" have a corresponding meaning.

ASTC Settlement Rules The business rules of the securities clearing house of ASX, as in force from time to time.

ASX Australian Stock Exchange Limited.

Average Market Price The average of the daily volume weighted average sale price per Share of Shares sold on ASX during the Pricing Period other than shares which are sold otherwise than in the ordinary course of trading on ASX (including any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to the exercise of options over Shares, any overnight crossings and any other sales which the Directors consider may not be fairly reflective of natural supply and demand).

Business Day A day other than a Saturday, Sunday or public holiday in New South Wales.

Corporations Act Corporations Act 2001 (Cth), including any waivers of, modifications to, or other form of relief from, provisions of the Corporations Act, applicable to the DRP from time to time.

Direct Credit Form The form notifying IAG of a Shareholder's account details to facilitate payment by direct credit.

Directors The directors of IAG acting either as a board or a duly appointed committee of the board.

Discount The discount, if any, expressed as a percentage, to the Average Market Price, determined by the Directors to be applied in calculation of the Issue Price in respect of the DRP for Dividends payable on a particular Dividend Payment Date.

Dividend Any dividend per Share announced and payable by IAG.

Dividend Payment In relation to each Shareholder, the Dividend multiplied by the number of Shares held by that Shareholder, less any withholding tax deductible by IAG or any other amounts IAG is entitled or required to deduct from the Dividend.

Dividend Payment Date The date on which a Dividend is payable, as announced by IAG.

Dividend Record Date The date and time, as determined by the Directors and announced to ASX, at which a person holds or is taken to hold Shares for the purpose of determining the entitlement of Shareholders to Dividends.

DRP IAG's Dividend Reinvestment Plan to which these Rules apply and as varied from time to time.

DRP Election Form The form used by a Participant to apply for, vary or terminate participation in the DRP.

DRP Shares Shares which a Participant acquires under the DRP in lieu of receiving a Dividend Payment by direct credit, either by way of allotment of newly issued Shares or transfer of Shares purchased on a Participant's behalf in the market.

Eligible Shareholder See Rule 2.2.

Full Participation A degree of participation in the DRP under which all of a Participant's Shares from time to time, including Shares subsequently acquired by the Participant, under the DRP or otherwise, will be designated Participating Shares.

IAG Insurance Australia Group Limited ABN 60 090 739 923.

Issue Price In respect of the DRP for a particular Dividend, the Average Market Price, less any applicable Discount, rounded to four decimal places (or such other number of decimal places as the Directors may determine).

Listing Rules The Listing Rules of ASX (including the ASTC Settlement Rules), including any waivers or modifications of the Listing Rules applicable to IAG.

Non-Participating Shares Shares which a Participant has not nominated for participation in the DRP or which have ceased to be Participating Shares.

Partial Participation A degree of participation in the DRP where a Participant specifies the number of its Shares that will be designated as Participating Shares.

Participant In respect of a particular Dividend, an Eligible Shareholder who participates in the DRP. Where an Eligible Shareholder holds more than one holding, the Shareholder is treated as a separate Participant for each holding.

Participating Shares Subject to Rule 4, Shares which a Participant has validly nominated for participation in the DRP.

Pricing Period In respect of a particular Dividend Payment Date, such period as the Directors may determine, being a period of not less than 5 Trading Days commencing on such date as the Directors may determine. The Pricing Period determined by the Directors in respect of Dividends payable on a particular Dividend Payment Date may differ from the Pricing Period determined by the Directors in respect of Dividends payable on any other particular Dividend Payment Date.

Rules These rules of the DRP as varied from time to time.

Shareholder A person registered at a relevant Dividend Record Date as a holder of Shares.

Shares Fully paid ordinary shares in IAG, and any other shares issued by IAG that the Directors decide are eligible for participation in the DRP.

Share Registry Computershare Investor Services Pty Limited or any other share registry that maintains the Share register of IAG.

Trading Day A full day on which the Shares are quoted, and not suspended from quotation or made subject to a trading halt, on ASX, provided that a day on which ASX is closed or on which trading on ASX is suspended is not a Trading Day.

Registered Office
Insurance Australia Group Limited
Level 26
388 George Street
Sydney NSW 2000
www.iag.com.au

Share Registry
Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne VIC 3001
Telephone: 1300 360 688
Fax: (03) 9473 2470
Email: iag@computershare.com.au

IAG
Insurance
Australia
Group

GO10874 10/05

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

28 October 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

IAG GRANTED APPROVAL TO ENTER DISCUSSIONS TO INVEST IN A LEADING MALAYSIAN INSURER

Insurance Australia Group Limited (IAG) announces it has received approval from the Malaysian regulator to enter into discussions to invest in AmAssurance Berhad, Malaysia's second largest motor insurer.

As part of the regulatory process in Malaysia, approval must be sought before entering into such discussions. Having obtained that approval, IAG will commence discussions to purchase a minority stake. IAG will provide further details at the conclusion of those discussions.

Malaysia is a market IAG has researched extensively, in line with its strategy of building a portfolio of insurance assets in Asia to supplement its business in its home markets of Australia and New Zealand.

The Malaysian economy is enjoying the second fastest growth in Asia and consumer confidence is high. The insurance industry is one of its most rapidly growing sectors, with premium growth averaging around 10% over the ten years to 2003 and accelerating regulatory reform, making the market highly attractive for investors.

About AmAssurance
AmAssurance is a composite insurance company that expects to generate GWP of approximately A$350 million in 2006. It is Malaysia's second largest motor insurer and fourth largest general insurer. The majority of AmAssurance's portfolio consists of general insurance, of which approximately 80% is motor insurance. AmAssurance also writes life insurance, which is predominantly whole of life insurance with some term assurance. AmAssurance has a strong brand and an extensive distribution network including approximately 30 branches and 8,000 insurance agents.

AmAssurance is part of the AmBank Group, which is listed on the Kuala Lumpur Stock Exchange. The AmBank Group also includes the sixth largest commercial bank in Malaysia and the country's largest motor vehicle lender. It has substantial retail financial services operations throughout Malaysia.

Media and investor relations contacts are set out below.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Media

Name	Will Sargent
Telephone	02 9292 9466
Mobile	0411 012 835

Investor Relations

Name	Anne O'Driscoll
Telephone	02 9292 3169
Mobile	0411 012 675

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

9 November 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached are copies of:

- an address by the Chairman, Mr James Strong; and
- a presentation by the Chief Executive Officer, Mr Michael Hawker,

to be delivered to the Annual General Meeting of Insurance Australia Group Limited, scheduled to commence at 10:00am today.

The AGM is being webcast on www.iag.com.au/agm2005.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (27 pages)

Address by Mr James Strong, Chairman
Insurance Australia Group Limited
2005 Annual General Meeting
9 November 2005

Introduction

Before we commence the formal part of the meeting today, I would like to provide a brief overview of Insurance Australia Group's performance for the 2005 financial year, with a particular focus on the initiatives we have undertaken in the areas of risk management and governance.

I will then ask Chief Executive Officer, Michael Hawker, to provide a more detailed review of the operations and financial performance of the company and an update on our outlook for the current year.

A quality performance

I am pleased to report Insurance Australia Group posted a record performance for the 2005 financial year, recording a net profit of $760 million, the highest in our history. We also recorded the sixth consecutive improvement in our insurance margin, up from 13.5% in 2004 to 16.3% in 2005.

In light of this record performance, the Board paid a final dividend of 14.5 cents per share, bringing the total dividend for the 2005 financial year to 26.5 cents per share.

This represents a 20.5% increase on last year's total dividend of 22 cents per share, and is in line with the Board's aim to deliver double-digit dividend growth.

If you have been a shareholder since the Group listed on 8 August 2000, your total shareholder return to 30 June 2005 was 157%. That placed IAG in the top 20% of all companies in the S&P/ASX 100 Index – something your Board is very proud to report.

This year we also made the process of distributing your dividends more efficient by moving away from issuing cheques, in favour of distribution by direct credit (or participation in the Dividend Reinvestment Plan). Payment by direct credit, rather

than cheque, is faster, more secure and, importantly, reduces costs for all shareholders. I am pleased to say that the vast majority of shareholders have signed up to the new payment method. However, if you're one of the few who hasn't, forms are available today at the information desk, can be requested by phone, or downloaded from our shareholder centre at www.iag.com.au.

The Group remains in a very strong capital position with surplus capital of more than $780 million as at 30 June 2005. We anticipate using this surplus capital either to invest in growth opportunities, or to make additional returns to shareholders.

We made significant progress against our strategy and financial goals during the past 12 months and remain committed to delivering top quartile shareholder return in the medium term.

Risk management and corporate governance

Last year's annual report introduced the theme "A Risk Management Story". We called that report "Part One" of an ongoing series because we consider long-term thinking as being absolutely central to running a business that deals in risk.

This year's annual report, "Part Two of the Risk Management Story", continued the theme, exploring the mechanics of running an insurance group from the perspective of our customers. Through these instalments, we aim to demonstrate that by consistently aligning our business to the four principles of our purpose – understanding and pricing risk, paying claims, managing costs and reducing risk – we will deliver long term value for our customers and shareholders alike.

Risk management is never static. That is why we continue to evolve our risk management framework in line with the changing environment. Shareholders, community groups and governments are demanding greater transparency, accountability and ethical behaviour from corporations, Boards and management.

IAG has continued to strengthen its governance and risk management framework in a number of ways. We improved protection for whistleblowers. We created two new executive committees to provide particular risk and governance oversight – the

Reputation Committee and the Asia Management Advisory Council. We also adopted a new conflict of interest policy.

In line with recent amendments made to the Corporations Act, we also provided shareholders with a separate remuneration report, which is located within the annual report. You will have the opportunity for the first time to pass a resolution to adopt the remuneration report during the formal part of today's meeting – that is Resolution 6.

As noted in the report, IAG's approach to executive remuneration is to ensure IAG can attract and retain the best people and reward performance in line with the returns delivered to shareholders. Base pay is set by reference to market rates for the roles, taking account of their responsibilities. Measures of individual performance and contribution to the Group's results are set against company-specific hurdles to ensure delivery of sustainable value. We believe that, by taking this approach to remuneration, we have built and retained a high quality management team that has enabled IAG to deliver superior performance and top quartile shareholder return.

In relation to your non-executive directors, remuneration is set according to external advice on market rates. Our aim is to attract and retain high calibre directors with expertise and skills to deal with the increasingly complex and large business group IAG has become, plus the complex regulatory environment and the ever-expanding duties and responsibilities expected of directors.

A key element of the remuneration policy for non-executive directors is that at least 20% of their Board fees are taken in the form of shares on a fee sacrifice basis. This element of the remuneration policy was introduced to align the interests of directors with the interests of shareholders.

A separate resolution for shareholder consideration today – Resolution 4 – is a proposal to increase the maximum aggregate fees payable to non-executive directors. This proposal followed an independent review and has been made for a number of reasons. The remuneration pool has not been increased since the Group listed in 2000, and the increase takes into account market movements and provides the capacity to ensure IAG can continue to retain the best people to drive corporate

performance and develop appropriate returns to shareholders. Since listing, the Group has doubled in size. At the same time, the demands of directors of listed companies and, in particular, general insurance companies, have increased through corporate legislation and regulation. When viewed in comparison with companies of a comparable size, the proposed fee pool would be in line with the majority of top 25 companies in Australia. It is also in line with the average pool of our Australian insurance peers.

These and other resolutions will be discussed in further detail during the formal part of the meeting.

Future Priorities

We remain committed to growing our existing businesses in Australia and New Zealand, while expanding the foothold we have established in Asia.

Looking forward, we anticipate that strong competition in our domestic markets will continue, but remain confident that our heritage of trusted and well-known brands, our service to customers and our scale of operation, all position us well for the future.

We will achieve our goals by striving for the highest of standards in every area of our business.

I would like to take this opportunity on behalf of the Board to thank Michael Hawker and his executive team for their dedication and leadership, and to thank all our people for their contribution to producing record results for 2005.

I would also like to thank my fellow Board members. It has been another busy year, and the current year is shaping up to be interesting and active.

Finally, I would like to thank you, our shareholders, for your continued support. I can assure you that the Board is fully committed to playing a strategic role in driving the company to create long term value for customers and shareholders alike.

ENDS.

Annual General Meeting 2005

IAG
Insurance
Australia
Group

Michael Hawker
Chief Executive Officer

9 November 2005

Insurance Australia Group Limited ABN 60 090 739 923

Overview

- Year in review
- Strategy update
- Outlook


IAG
Insurance
Australia
Group
Year in review
3

- IAG posted another year of record results in a complex operating environment, enabling us to generate consistent returns for our shareholders, create a stable working environment for our people, make a positive contribution to the community and provide security for our customers.

Shareholders | Customers | Our People | Community

A record performance



760
665
153
(25)
2002
2003
2004
2005

Net profit attributable to all shareholders ($ millions)

- The Group produced the strongest result in its history with a net profit after tax to all shareholders of $760m for the 2005 financial year (FY05), up 14.3% from the $665m for FY04. Excluding the non-recurring post-tax profit of $57m on the sale of ClearView in January 2004, the result increased by 25%.
- It is particularly pleasing to be able to report an improved trading result in the current market conditions, which has seen competition in the industry increase significantly.
- The Group's ability to leverage its underwriting and claims capabilities to effectively price risk and manage claims has been key to sustaining continued improvement in margins. This is a quality result driven by discipline and diversification.
- Some of the key factors in no particular order were:
  - A full year of integration benefits from the CGU and NZI acquisitions;
  - Reduced liability reserving in recognition of benefits from tort reform which more than offset increased provisioning relating to asbestosis in 1H05; and
  - Ongoing benefits from continued application of our underwriting and risk selection.
- The positive factors outweighed the strain on the insurance margin from:
  - Gross incurred claims from storm activity of $340m for FY05 relative to $250m on an equivalent basis for FY04. Most of the claims were incurred in 2H05; and
  - Increased advertising and margin contraction in parts of the business in response to a more aggressively competitive environment.
- Investment market performance and value added by the Group's asset managers generated record investment returns:
  - Technical reserves returned $516m, which includes capital gains of $93m, the benefits of active return on fixed interest management and the use of equity overlays; and
  - Investment income on shareholders' funds was $479m representing a yield of 19.8% before expenses.
- Earnings per share increased by 21% from 37.9cps to 45.9cps.

Shareholders | Customers | Our People | Community

Revenue growth continues


2776
3198
3558
4636
5150
5863
6427
6144
6673
2001
2002
2003
2004
2005
Net earned premium ($billions)
Gross written premium ($billions)

Revenue growth
Year Ended 30 June

5

- Some of the elements contributing to our record profit result are highlighted on the following slides.
- Firstly, gross written premium (GWP) grew by 3.8% during the year to more than $6.6 billion, continuing the increasing revenue trend since listing, albeit slower than previous years.
- The GWP trends by division were:
  - Personal lines grew by 2.0% for the full year, with growth driven by higher customer renewal rates and increases in the sums insured in the home portfolio. This was partially offset by lower average premiums in motor and CTP as we passed benefits of reduced frequency back to customers;
  - Softening in commercial rates was mitigated by growth in the commercial lines business generating a net GWP growth of 5.0% for FY05; and
  - The underlying growth in the New Zealand (NZ) business was 4.1% (9.5% in Australian dollar terms).
- Net earned premium grew by 4.8% to over $6.1 billion.

Shareholders | Customers | Our People | Community

Continued margin improvement


16.3%
13.5%
12.3%
8.7%
7.6%
210
278
792
2001
2002
2003
2004
2005
Insurance result ($millions)
Insurance margin

Insurance Result and Margin
Year Ended 30 June

6

- This slide shows the trend in the insurance result and insurance margin, a key measure of the health of our business.
- This year, the Group achieved an insurance margin of 16.3% - a record for the Group since listing.
- The record insurance margin reflects a strong performance by each segment. CGU and IAG New Zealand both posted significant gains, while the Australian Personal Lines business margin retreated slightly from 16.5% to 16.0%.
- The strong margin performance for the past five years shows the ability of the Group to achieve repeated quality margins and includes the benefits of active return on the investments backing the technical reserves.
- It also reflects the Group's adherence to underwriting disciplines, with a focus on maintaining margins.

Shareholders | Customers | Our People | Community

Double-digit dividend growth


10.0
10.5
22.0
2001
2002
2003
2004
2005

Dividends per ordinary share
in relation to the year ended 30 June
(cents per share)

- As a result, our shareholders – numbering close to one million – continue to share in the improved performance of our business over the years with an increase in dividends per share each year.
- On the back of a record result, the Group paid a final dividend of 14.5cps, bringing the full year dividend per share to 26.5cps. This represented a 20.5% growth on FY04 and is in line with the Group's target of achieving double digit growth.
- The full year FY05 dividends of 26.5cps represents a payout ratio of 51% of reported earnings before goodwill amortisation and after dividends on reset preference shares.
- Over the five years since listing, the Group has achieved a cumulative dividend growth rate of 29.5% per annum. The total dividends declared represent 58% of cash earnings for those five years.

Shareholders | Customers | Our People | Community

Top quartile shareholder return

IAG TSR Vs S&P ASX 100 Accumulation Index
(Since listing on 08/08/00)



200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
IAG TSR
S&P ASX 100 Accumulation Index Return
Aug-00
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05

8

- One of the Group's financial goals is to achieve top quartile total shareholder return compared to the top 100 companies listed on the ASX.
- As this chart shows, the Group's total shareholder return has significantly outperformed the S&P/ASX 100.
- When viewed over the period from listing in August 2000 to 30 June 2005, IAG ranked in the top 20% of companies in the S&P/ASX 100 with a total shareholder return of 157%.
- The Group remains focused on building shareholder value for the long term.

Shareholders | Customers | Our People | Community

Improving capital strength

- 'AA' rating, the highest of any Australian-based financial institution
- Surplus capital greater than $500m
- Capital more than two times regulatory requirement
- Conservative reserving for claims

9

- The Group's capital position remains very strong.
- This year's record result has been achieved while maintaining a very prudent level of reserving, maintaining "AA" (stable) insurer financial strength ratings for key wholly-owned insurance entities. This rating is currently the highest of any Australian-based financial services organisation.
- In January, IAG further strengthened its capital position by raising $550 million of contingent capital through the offer of Reset Exchangeable Securities. These securities can be converted at any time into regulatory-quality capital, which provides the Group with an added layer of certainty and capital protection in case trading conditions deteriorate dramatically or a series of events occur that breach our robust reinsurance programme. While this is unlikely to occur, the issue of these securities was an important risk management initiative that protects shareholders and customers alike.
- The Group has an minimum capital requirement (MCR) of 2.00x at 30 June 2005 compared to the Group's benchmark MCR level of 1.55x. This translated to surplus capital of more than $780 million at 30 June 2005 of which $231 million was utilised to pay the October 2005 dividend. That leaves approximately $550 million, excluding the surplus capital continuing to be generated by the business.
- As previously indicated, the Group's surplus capital will be used for international expansion opportunities. However, if suitable opportunities are not found in the near term, the Board will return capital to shareholders, in line with its commitment to maintain an efficient capital structure.


Shareholders | Customers | Our People | Community
Adding value through service
IAG
Insurance Australia Group
Declining customer complaints below 0.02% in largest portfolio
Delivering on claims and service
Claims satisfaction
Motor & home (all channels)
Sustaining high customer retention levels
Retention rates
Improving Brand awareness
Brand Health
10

- The ability of the Group to meet/exceed customer needs is central to its capacity to continually deliver sustainable returns.
- The trends in the key customer measures to June 2005 show continued improvement over the past few years. A focus on underwriting and claims processes to improve the speed and quality of service has not only manifested in our margins but also in our levels of customer satisfaction.
- The above graphs show the trend in key customer measures over time:
- First graph – complaint levels to risks-in-force continued to trend downward;
- Second graph – shows for our largest portfolio that claims satisfaction has improved over the last four years. This is largely due to the Group's supply management models that have delivered faster turnaround times with higher quality of service from end-to-end ownership of the claims process;
- Third graph – Customer satisfaction levels continued to support the retention of customers. In the personal lines portfolio, retention rates have trended above 90% and in the commercial lines portfolio has trended in the mid 80%; and
- Fourth graph – Our brand awareness for our key-retail brands continued to improve in all States.


Customers
Improving our claims management model
IAG
1. Call us first
2. Teleclaims HELP
3. Go to a Care & Repair Centre
4. Greeting
5. The damage is inspected and scope of works prepared
6. Taxi home or car taken to repairer
7. Lifetime guarantee on repairs; quality inspections offered to all customers

- During the year, the Group continued to introduce innovative initiatives to further enhance the customer experience.
- In July of this year, the Care & Repair centre model that had been operating successfully in Queensland, WA and SA was introduced into Sydney and Newcastle.
- The new service, which centres around customer convenience and repair quality, brings the benefits that customers in the other states have been enjoying for over two years, to IAG's largest customer base of New South Wales.
- The Care & Repair service has been labelled as superior to its peer group in Australia in a comprehensive review of domestic motor insurance claims management systems by analysts.

To demonstrate how the Care & Repair service works, we'll now show you a short video.

CARE & REPAIR VIDEO PLAYS

The video demonstrates the following steps:

- A customer calls the 24/7 Teleclaims hotline to report the accident.
- Depending on the extent of damage, Teleclaims either directs the customer to the nearest Care & Repair Centre or arranges for a tow truck to take the car to the nearest Care & Repair Centre.
- The customer is greeted at the Care & Repair Centre, and the car is inspected by one of IAG's qualified assessors.
- The customer is given a taxi voucher to get home or back to work or, if their car is safe to drive they can take it with them and drop it in to the repairer at a more appropriate time.
- A detailed scope of works is prepared by an assessor with supported by high resolution images of the damage.
- For minor repairs, the job is posted on a secure website, and approved smash repairers, who have met IAG's quality standards and are in the relevant area, tender for the job.
- Once the job is allocated and repairs are complete, the car can either be delivered back to the Care & Repair Centre for pick up by the customer, or the customer can pick it up directly from the repairer.
- For quality assurance, the customer is offered a post-repair inspection at no extra cost. In addition, customers receive a lifetime guarantee on all authorised repairs.

Improving our claims management model

IAG Insurance Australia Group

- Since 2003, more than 75,000 cars assessed through Care & Repair Centres in Qld, WA and SA – customer surveys show:
  - Satisfaction with repairs is on average 91% across these states
  - Quality of repairs has increased 6%

- Since July 2005, almost 17,000 cars assessed through Care & Repair Centres in metro NSW

- IAG managed more than 430,000 motor vehicle claims nationally in FY05, including more than 220,000 in NSW

Shareholders | Customers | Our People | Community

Clarity of purpose leveraging core skills

IAG
Insurance Australia Group


PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
SHAREHOLDER VALUE
REDUCING RISK
MANAGING COSTS

- Clear purpose aligns our people
- Delivery underpinned by core values of
  - Honesty
  - Transparency
  - Teamwork
  - Meritocracy
  - Social responsibility

13

- During the year we continued to focus on strengthening our internal culture by aligning our people around a consistent purpose and common set of values.
- The Group's purpose, which is highlighted in the diagram on this slide, is defined as follows:
  - **Paying claims**: Customers expect their claims will be paid. That's the point of insurance. But we need to ensure there is no misalignment between what we pay our customers when they claim and what they perceived we would pay when they initially took out the policy. Last year we paid out about $4.2 billion in claims. That equates to around $11 million a day.
  - **Understanding and pricing risk**: We price our products before we know their real cost to us. So it's important we are expert in assessing and pricing risk accurately and fairly. That means employing specialists such as climatologists to collect and analyse as much data as possible.
  - **Managing costs**: Our operating costs are factored into the price of a premium, so we aim to be as efficient as possible. We are using our scale responsibly to keep our costs per policy down.
  - **Reducing risk**: None of us wants to experience the hardship that leads to making a claim, so we use our knowledge to help reduce the likelihood of a claim occurring in the first place. We concentrate on four areas – crime prevention, road safety, workplace safety and the environment.
- Delivery of the purpose is underpinned by the Group's core values of honesty, transparency, teamwork, meritocracy and social responsibility.
- A strong culture is vital for providing a framework for decision making, ensuring a consistent quality of customer service which drives shareholder value.


Shareholders | Customers | Our People | Community
Reducing risk
IAG
Insurance Australia Group
SES
EMERGENCY SERVICES
THE SALVATION ARMY
BizSafe
Putting Crime Out of Business
communityhelp
JumpStart
besafe
SEE THINK DO
NRMA
CareFlight
St John
First In First Aid
14

A clear part of our Group's purpose is to reduce risk in the community. We continued our focus, spending more than $12 million in direct financial assistance and dedicating thousands of hours of time and other resources to community programmes to reduce risk in the home, on the road and at work, and slowing the effect of global warming.

Crime reduction

We work closely with local communities and the police to help reduce crime. Initiatives include:
- a mobile crime prevention van;
- the 'Never Again' programme to prevent repeat burglary and car park security checks; and
- the 'BizSafe' programme to assist businesses manage security.

Road safety

Finding ways to help reduce the frequency of car accidents is a key priority for Insurance Australia Group, for example:
- this month, NRMA Insurance has launched a Road Safety Month, implementing many initiatives to curb the level of collisions on the road, including publication of the 101 worst crash sites each year and finding ways to reduce the accident rates at these sites (for example, building roundabouts and improving road signage); and
- publication of a Reversing Visibility Index which rates motor vehicles on the effectiveness of their rear vision and should lead to automotive innovations to improve poor driver rear vision.

Workplace safety

We've taken our role as the country's largest workers' compensation underwriter and claims manager seriously by developing programs to help drive behavioural change, including:
- an interactive CD ROM, 'Risk Radar', to help smash repairers minimise the impact their business poses to their workers and the environment; and
- the 'besafe' programme to encourage our staff to participate in keeping our work places healthy, safe and clean.

Environment

Weather and climate are core business issues for insurers. Australia's 20 most costly insured natural disasters have been weather-related except for the Newcastle earthquake. Our research shows a definitive link between rising global temperatures and the increased frequency and ferocity of weather events. That's why IAG is working to reduce its own environmental footprint, and encouraging both its customers and suppliers to do the same.

Shareholders | Customers | Our People | Community

Managing our business sustainably

IAG Insurance Australia Group


THE FEWER THE RISKS THE BETTER – FOR EVERYONE
"IT'S JUST GOOD BUSINESS"

15

- Measuring and reporting on our financial, social and environmental performance is an integral part of delivering on our strategy to manage our business successfully for the long term.
- To supplement the financial reporting contained in this year's annual report, IAG is releasing its second Sustainability Report today, titled 'It's just good business'. Our Sustainability Report provides additional information on our performance against social and environmental indicators, such as our efforts to improve the diversity within our workforce, make our communities and roads safer, and reduce our greenhouse gas emissions.
- Both this and our inaugural report are available at www.iag.com.au and a concise version is available at our venue today.
- The report details the significant steps we've taken over the past 12 months towards becoming a more sustainable organisation. Importantly, it demonstrates our progress against the commitments we made last year.
- The report also highlights how we are tackling challenges facing both IAG and the insurance industry in general, including the lack of consistent and affordable flood cover in Australia.
- IAG's 2005 Sustainability Report key indicators were subject to independent assurance by KPMG.

Shareholders | Customers | Our People | Community

Award winning performance

IAG Insurance Australia Group

Winner, General Insurance Company of the Year, Australia and New Zealand Insurance Industry Awards	Winner, National Sustainable Business Awards – Large Business Category, NZ Sustainable Business Network	Winner, 'Triple Bottom Line' Award for CGU's Risk Radar United Nations Association of Australia
Winner, Best first time reporter in sustainability reporting, ACCA Award	Winner, Employer of Choice for Women Status, Equal Opportunity for Women in the Workplace Agency	Winner, Best Strategic Sustainability Outcomes, NSW Dept of Environment and Conservation
Winner, NZI Underwriter of the Year, IBANZ Conference	Winner, WorkCover NSW Safe Work Award for IAG's OH&S Management System	Winner, Business Achievement Award Equal Opportunity for Women in the Workplace Agency

Strategy update


Strategy remains on track
IAG
Insurance Australia Group
Progress
Simultaneously researching now for internationally applicable core competencies
Generation of international growth and profitability
June 2005
Generation of domestic organic growth and profitability
Delivered
Generation of domestic scale
Delivered
Time
18

- This diagram represents our strategic focus over time, which remains unchanged.
- The Group is now in a transitional phase, having generated scale and profitable growth in our home markets of Australia and New Zealand, and simultaneously searching for suitable opportunities for international expansion to supplement revenue streams going forward.

Strategic goals on track – at 30 June 05

IAG Insurance Australia Group

- Top quartile total shareholder return ☑
- ROE of at least 1.5x WACC on normalised basis ☑
- Establishing an Asian foothold ☑
- Maintaining an 80:20 mix of short-tail: long-tail premium ☑
- Maintaining a 'AA' category rating ☑

- During the year, we achieved progress against each of the strategic financial goals we set for ourselves in 2004.
- The Group's over-riding goal is to achieve top quartile total shareholder return. From listing in 2000 to 30 June 2005, IAG's total shareholder return of 157% ranks us in the top 20% of the entities in the S&P/ASX 100.
- Our second goal, which we also met, is to achieve a return on equity of at least 1.5 times the weighted average cost of capital. We set this goal to ensure that shareholders receive an adequate return. We don't expect to sustain returns much above this level, as excess returns will be invested back into the business.
- Progress was made on our third goal to establish an Asian foothold. An update on our progress is provided on the next slide.
- We also met our fourth goal to maintain an 80:20 mix of short-tail:long-tail premiums. We consider this to be the best mix to enable us to keep risk at a tolerable level. This is because claims made for short-tail insurance, such as a property damage claim, are easier to predict than claims made for long-tail insurance, such as a serious workers' compensation injury claim.
- Importantly, we met our financial goal to maintain our very strong 'AA' Standard & Poor's insurer financial strength ratings for our key wholly-owned entities. That's a signal to our customers that we have the financial strength to be able to honour our promises to customers to pay their claims, now and into the future.

International expansion strategy update


CHINA
PHILIPPINES
INDONESIA
Indian Ocean
AUSTRALIA

CAA

Safety Insurance

AmAssurance

IAG
Insurance Australia Group

20

- I would like to provide a little more detail on our international expansion strategy.
- As we have said on many occasions, we remain committed to continually improving the quality of our business in our home markets of Australia and New Zealand.
- Now that we've generated a profitable, scale organisation here, we continue to look for ways to increase value and service for our customers and to operate our business more efficiently.
- To maintain growth at the level necessary to remain competitive in the longer term, we recognise that international expansion is required to generate incremental revenue streams and to further diversify our risks.
- The Board has set strict criteria for evaluating international expansion opportunities; including valuation methodology and expecting any investment would be earnings per share positive within 12–18 months. During the year, we adhered to these criteria, walking away from several potential transactions that did not meet our criteria.
- During the year, we made progress against our financial goal of establishing an Asian foothold. We have expanded our portfolio of assets in Asia.
- In July 2005, the Group acquired a small general insurer in Thailand, formerly owned by Royal & SunAlliance Insurance Group, to add to our growing portfolio of assets in Asia. This is our second investment in Thailand, having held a 22% shareholding in Safety Insurance since 1998. It allows us to diversify our interest in the growing Thai general insurance market and ensures we will be a player in that market's anticipated consolidation. These Thai operations are quite small but are already contributing to profits.
- Two weeks ago we announced that we are in discussions to acquire a stake in Malaysia's second largest motor insurer, AmAssurance Berhad. We remain hopeful of reaching agreement to invest in this company and generate value through skill sharing between the company and ourselves.
- We will continue to research other potential acquisition opportunities in Asia, using stringent due diligence processes, to provide additional earnings growth for the long term.
- Longer term, we will not limit our search to Asia. We will also pursue opportunities in other markets if they meet our strict criteria. For example, markets such as North America and Europe present opportunities to grow our international revenue streams and position the Group for long term earnings growth.
- Based on past performance, to maintain our relative positioning on a global scale, we would need to grow by at least 16% per annum each decade. Delivering this would mean doubling the size of our company by about 2012. Allowing for the Australian and New Zealand businesses to grow at 1.5-2.0 times GDP, this would translate into offshore earnings contributing about 40% of earnings by 2012.

Outlook

IAG's growth stronger than the market


IAG Domestic Growth v Market Growth
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
65.0%
38.8%
27.0%
15.3%
15.7%
5.2%
2.1%
3.9%
8.3%
0.8%
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Annualised Growth (Market)
Annualised Growth (IAG)

Source: IAG & APRA Statistics

22

- This slide shows how IAG's premium growth in Australia has exceeded that of the market, and how market growth has slowed in the past year.
- For FY06, the combination of reducing premiums based on tort reform and competitor activity in commercial lines, offset by rate rises in other areas and volume growth, leads us to believe the overall market growth will be flat. Accordingly, it will be challenging to deliver premium growth in our existing businesses in Australia and New Zealand.
- In the past our Australian business growth has been supplemented by acquisitions. Given our current market shares and insurer ownership, domestic acquisition opportunities are very limited.

Short-term outlook for FY06

IAG
Insurance Australia Group

- Goal for >2% organic premium growth (while market is expected to remain flat)
- Insurance margin to moderate but should remain above the 13.5% margin generated in FY04
- Ongoing expense savings initiatives
- Expect dividend growth of 10%
- Surplus capital to be utilised in acquisitions or returned

23

- We have set ourselves a goal of growing GWP by at least 2%. We expect that most of this would be from volume growth. However, delivering this will be put under more pressure if price-based competition in the market place drives premium rates below the levels needed to service an adequate return on capital. In these circumstances, we will not write the business because it won't fit with our commitment to managing the business for the long term.
- The FY06 insurance margin will, the Group expects, moderate but remain above the 13.5% margin achieved for FY04, provided, of course, that we don't incur claims costs significantly in excess of the allowances we make in our plans.
- This view is driven by our belief that the current high returns are unsustainable – a fact reflected in the current market conditions.
- We also expect to extract more cost synergies from our scale advantage, removing duplicate functions and introducing innovative supply chain initiatives.
- From the returns generated by our existing operations, we expect dividend growth to meet our 10% goal.
- We clearly have surplus capital at present and, with reasonable investment market returns, we will generate more during FY06. This will be either used to fund acquisitions or returned to shareholders.
- I would like to thank the 12,000 people across our organisation. Achieving our progress would not have been possible without the dedication and talent of each of them. My management team has played an important role in leading our people, strengthening our collective capabilities and consistently applying our values, policies and processes, to help improve our people's engagement and performance. I'd like to thank them for their efforts.
- I have the confidence that our people have the capability and enthusiasm to transform IAG into a competitor in the global insurance industry, while at the same time protecting our leading position in our home markets.

82-34821
Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 922
iag.com.au

IAG
Insurance
Australia
Group

9 November 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached is a media release in respect of the Annual General Meeting of Insurance Australia Group Limited, which commenced at 10:00am today.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

MEDIA RELEASE

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

9 November 2005

Insurance Australia Group on track to achieve full year guidance

Insurance Australia Group Limited (IAG) Chief Executive Officer, Mr Michael Hawker told shareholders at the company's annual general meeting today the Group remained on track to deliver an insurance margin between 13.5% and 16.3%, and would continue to pursue its strategy of domestic optimisation complemented by offshore expansion.

"During the first three months of the current financial year, the business has performed in line with expectations, boosted by a strong equity market performance. As a result, our guidance on our insurance margin for the 2006 financial year remains unchanged and we still expect to deliver dividend growth of around 10%," Mr Hawker said.

"Moving forward, we will continue to enhance our existing businesses. In our Australian personal insurance portfolio, our focus remains on service quality and innovation. In our Australian commercial insurance portfolio, we will further deepen our customer relationships, particularly in the SME and rural markets where we have the largest distribution network.

"At the same time, we will continue to build our international foothold. In the near term, our focus remains on pursuing investment opportunities in Asia. The business we acquired in Thailand in July is contributing positively to profit and we recently opened a regional office in Singapore to assist with the management and growth of our Asian investments. We are also in discussions to acquire a 30% stake in Malaysia's second largest motor insurer, AmAssurance Berhad, to add to our existing portfolio of Asian assets.

"As a company which always has an eye on long term sustainability, IAG has also started preliminary research on expansion opportunities in other insurance markets around the world, including parts of North America and Europe.

"The strong performance in the first quarter has added to the Group's surplus capital. Our philosophy on using this surplus capital remains unchanged – if it is not required in the short term for organic growth or anticipated investments, it will be returned to shareholders in due course."

Mr Hawker also announced the Group had released its second Sustainability Report today titled 'It's just good business'.

"The report details the significant steps we've taken over the past 12 months towards becoming a more sustainable organisation. Importantly, it demonstrates our progress and challenges against the goals we set last year.

"The report also highlights how we are tackling challenges facing both IAG and the insurance industry in general, including the lack of consistent and affordable flood cover in Australia.

"Ultimately we believe sustainability and long term shareholder value comes from aligning our people and our organisation with a clear purpose – that is, paying claims, understanding and pricing risk, managing costs and reducing risk," Mr Hawker said.

IAG's 2005 Sustainability Report key indicators were subject to independent assurance by KPMG. The full report is available at www.iag.com.au/sustyreport05.

For the 30 June 2005 financial year, IAG's net profit after tax increased to $760 million (30 June 2004: $665 million), reflecting strong operating and underwriting disciplines, integration synergies and the highest ever total investment income recorded by the Group. The Group also achieved a record insurance margin of 16.3%, up from 13.5% the previous year.

In light of the Group's strong performance, the Board declared a final dividend of 14.5 cents per share, which was paid on 17 October 2005, bringing the total dividend for the year to 26.5 cents per share. This represented an increase of 20.5% on the previous year's total dividend of 22 cents per share and is in line with the Board's aim to deliver double-digit dividend growth.

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. IAG's interests in Asia include a 22% stake in Thailand's Safety Insurance, the general insurance operations acquired from Royal & SunAlliance Thailand, and the China Automobile Association in Beijing.

Media Relations

Name	Carolyn McCann
Telephone	02 9292 9557
Mobile	0411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	02 9292 3169
Mobile	0411 012 675

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 922
iag.com.au

IAG
Insurance Australia Group

9 November 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

SUSTAINABILITY REPORT

Please find attached copy of IAG's Sustainability Report 2005 that was released today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (73 pages)

"IT'S JUST GOOD BUSINESS"

TABLE OF CONTENTS

ABOUT THIS REPORT

In our first Sustainability Report, published in November 2004, we outlined why sustainability is core business for us. We also detailed the value we believe our business delivers in helping to reduce risk.

Sustainability is inextricably linked to our reasons for being – to pay claims, understand and price risk, manage costs and reduce risk.

This report, covering IAG's performance for the 2005 financial year, is our second step in sustainability reporting and outlines the progress made to date. It also details some of the challenges experienced while working to create a sustainable organisation.

This year's report again goes to the heart of our purpose. We describe how sustainability is inextricably linked to our reasons for being - to pay claims, understand and price risk, manage costs and reduce risk.

As was the case in the 2004 financial year, this report covers IAG's Australian operations only. It does not include operations in New Zealand, China or Thailand. IAG New Zealand published its first Sustainability Report this year which is available at www.iag.co.nz/sustainability.

Input into our Sustainability Report

In June 2005, an internal Sustainability Report steering committee was established to guide the production of this year's report. The committee included key representatives from across IAG's business including the areas of Personal Insurance, Chief Financial Office and Culture & Reputation.

In compiling this report, IAG sought input from employees at all levels and various external stakeholders including community and environmental organisations and business partners. We also used industry benchmarking, feedback from Corporate Social Responsibility indices, stakeholder surveys and peer reviews to determine content.

This year, we have added new indicators to our reporting process. These are:

- the number of employee volunteer hours;
- number of employees who identify themselves as indigenous Australians; and
- the IAG population aged 25-34 (inclusive) compared to the Australian Labour Force of the same age group.

Each of these indicators is a key measure for our community and people strategies.

We continue to measure our activities against the internationally recognised Global Reporting Initiative (GRI) framework for sustainability reporting. The 29 key indicators in this report have been externally verified by KPMG. Details of verified indicators can be found in the Assurance statement.

Assurance statement

In keeping with our commitment to reduce our CO_2 emissions, we have made the decision to produce an online report this year, with a limited number of printed concise versions. While we acknowledge some people may prefer to read the complete report in print, we believe it is important to use as many opportunities as possible to reduce our CO_2 emissions.

CEO'S STATEMENT

What sustainability means to IAG

"Sustainability at IAG is not considered a 'programme' or a 'nice to have'. it is central to everything we do"



'Sustainability' is a word often used but its definition is rarely agreed upon. At IAG, we see sustainability in a straight forward way - it's about managing our business to ensure success for the long term.

To do this, we must be economically sustainable and generate enduring shareholder value. In taking this view, sustainability at IAG is not considered a 'programme' or a 'nice to have' - it is central to everything we do. That means adapting to our customers' changing needs, reducing our environmental impact, creating value for society, delivering quality shareholder returns and creating a strong internal culture.

Building the right culture is critical to sustaining our business. Our people must act in a way that is consistent with our values. The values we operate under - teamwork, honesty, transparency, meritocracy and social responsibility - define the types of people we want working for us, the way we make decisions, how we expect our people to behave and how we would like them to interact with our stakeholders.

A strong culture also means our people understand why we're here. Our purpose is clear - we pay claims, understand and price risk, manage costs and reduce risk. For this reason, our 2005 Sustainability Report ties strongly back to our purpose.

CEO'S STATEMENT

Our succeses

In the 2005 financial year, we have made significant steps towards becoming a sustainable organisation.

Workplace safety

By taking a highly systematic approach to addressing our own Occupational Health & Safety (OH&S), we have dramatically improved our performance. As the largest workers' compensation insurer in Australia, we have unique insight into OH&S. We have applied this insight to our own operations and delivered exceptional results that have changed our people's behaviour. For example, we decreased our Lost Time Injury Frequency Rate to 5.3 per million hours worked compared to 6.7 in the 2004 financial year. In addition, 80% of our managers have completed OH&S training (up from 26% last year).

We are also continuing our work to reduce risk in our customers' workplaces through initiatives such as the Risk Radar - a self-assessment tool that helps businesses rate themselves against environmental, health and safety standards and develop an action plan to improve safety and environmental performance in their workplace.

"We are also continuing our great work to reduce risk in our customers' workplaces through initiatives such as the Risk Radar"

Community initiatives

Risk reduction in the areas of road and home safety, crime prevention, workplace safety and climate change, continues to provide the foundation for our community work. In the last year, we have made some significant advances with our community initiatives. One example is a world-first medical trial with NRMA CareFlight which aims to improve recovery outcomes for people who sustain head injuries.

Through our **community**help grants programme, we have made 150 grants, totalling around $530,000, to community organisations.

I am also proud of the effort our people made to help victims of the Asian tsunami. Employees across the country pitched in to volunteer with aid agencies and, through employee donations and company matching, we donated more than $750,000 to tsunami relief efforts.

Sustainability and our people

Our employees continue to feel passionate about working at IAG. In our annual survey, 73% of respondents said they value our focus on balancing our social, environmental and financial responsibilities. They also believe we are improving the work and life flexibility support we provide.

CEO'S STATEMENT

The challenges we face

Aligning our business to a sustainable way of operating has also posed some challenges. In this report, we discuss how we tackle some of the biggest challenges facing our business today. These include major community issues such as the lack of consistent and affordable flood cover in Australia and the impact of tort law reform on public liability insurance.

A supplier industry in reform

One of IAG's largest suppliers is the smash repair industry. This industry is currently at a crossroad with more than twice as many repair shops per vehicle in Australia than in the United Kingdom. For comparison, for every repair shop in Australia, there are 1,900 vehicles, as against nearly 5,000 vehicles per repair shop in the United Kingdom. This oversupply is exacerbated by fewer accidents and new, safer cars that are less likely to require repair work.

The sustainability of the smash repair industry is essential to our business. We have taken steps to help the industry along this road by investing $10 million over four years in the form of apprenticeships, traineeships, business management training and succession planning courses.

We recently introduced a new Care & Repair service in New South Wales. This service takes the stress and uncertainty out of organising smash repairs by allowing customers to take their damaged vehicle to one of our conveniently located assessment centres.

In states where this system has been operating for some time, we have seen improvements in customer satisfaction and the quality of repair work.

Unfortunately, there has been some uncertainty and debate with repairer groups about this system. We're trying to work through these concerns as we believe the new system will ultimately benefit repairers who are able to choose the repair work they want to bid for and to specialise in certain types of repair.

Performance against environmental targets

In this report, we also cover our performance against our corporate environmental targets. Although we have implemented some strong initiatives in this area, we have not met our targets for the 2005 financial year.

This is due to a number of factors including the challenge of balancing the need to reduce our environmental impact while growing our business. For example, we now know that decisions taken to benefit our customers through improved technology require additional computer servers, leading to an increase in CO_2 emissions.

We need to learn how to manage the added complexity required to make decisions that balance the needs of our various stakeholders while improving our environmental impact.

In the coming year, we will be taking steps to address our environmental performance by:

- improving our measuring and reporting processes;
- setting more tailored divisional targets;
- rolling out action plans to address high environmental impact areas; and
- engaging our people around improving our performance.

We are also targeting our single greatest contributor to CO_2 emissions - electricity - by developing and implementing an energy management plan for our major sites.

"True sustainability comes from an understanding of an organisation's purpose and achieving a balance between complex stakeholder priorities."

We acknowledge that our thinking in the area of sustainability is continuing to develop and mature as our understanding of our social licence to operate deepens and is enriched by dialogue with our key stakeholders.

I congratulate our people on the work done so far and I remain impressed by the passion and commitment of our employees to keep improving.

Managing a company well for the long term requires investment in customers, employees and the community. True sustainability and enduring shareholder value come from an understanding of an organisation's purpose and achieving a balance between complex stakeholder priorities.

In essence, it's just good business.

Michael Hawker
Chief Executive Officer

INSURANCE AUSTRALIA GROUP AT A GLANCE

- Who we are
- What we do

Who we are

Insurance Australia Group (IAG) is the largest general insurance group in Australia and New Zealand. We provide insurance products under some of the most respected and trusted brands including NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, NZI and State.

IAG owns a roadside assistance business in China, the China Automobile Association. We also hold interests in two general insurance businesses in Thailand - a 22% holding in Thailand's fifth largest motor insurer, Safety Insurance, and in July 2005, we acquired a small general insurer, formerly part of the Royal & SunAlliance Insurance Group.

What we do

We believe that insurance is ultimately a community-based product. A large group of customers pay relatively small amounts of money, in the form of premiums, into a pool of funds so the unfortunate few who suffer a loss can repair, rebuild and recover.

Our customers rely on us to protect them or their assets. It's a responsibility we take seriously, and one we believe requires us to deliver value in four ways:

SHAREHOLDER VALUE



1. **Paying claims**
2. **Understanding and pricing risk**
3. **Managing costs**
4. **Reducing risk in the community**

Aligning our people and our business around these four principles is the key to ensuring our business is sustainable and we create value for our shareholders.

We hold the number one position in seven major general insurance markets in Australia: motor, home, compulsory third party, workers' compensation, rural, consumer credit and extended warranty.

We insure more than $858 billion worth of property in Australia. This includes:

- more than 5 million cars;
- 2.5 million homes;
- 245,000 businesses; and
- 82,000 farms.

We also provide workers' compensation services to 209,000 employers.

In New Zealand, we insure more than 1 million cars, 580,000 homes, 187,000 businesses and 215,000 rural risks.

Our insurance products, issued under our various brands in Australia and New Zealand, include:

- Motor vehicle
- Home and contents
- Compulsory third party
- Niche insurance, such as pleasure craft, veteran and classic car, boat, caravan and travel insurance
- Consumer credit
- Commercial property
- Commercial motor and fleet
- Construction and engineering
- Farm, crop and livestock
- Home warranty
- Marine
- Public and product liability
- Professional indemnity
- Directors and officers
- Workers' compensation.

We employ more than 12,000 people throughout metropolitan, regional and rural Australia and New Zealand and now in China and Thailand.

We retain a Standard & Poor's very strong 'AA' insurer financial strength rating for our wholly-owned entities. That's a signal to our customers that we have the financial strength to be able to honour our promises to pay their claims. For our shareholders, employees and the communities in which we operate, it assures them that our business is financially sound.

EXECUTIVE SUMMARY

In our first Sustainability Report, published in November 2004, we outlined why sustainability is core business for us. We also detailed the value we believe our business delivers in helping to reduce risk. This year's report again goes to the heart of our purpose. We describe how sustainability is inextricably linked to our reasons for being - paying claims, understanding and pricing risk, managing costs and reducing risk.

Progress in the 2005 financial year

In the last financial year, we honoured commitments made to our customers, shareholders, employees, communities and the environment.

We encouraged wider participation in employee volunteer activities and ran community programmes to reduce high rates of burglary and car theft. We also launched an education programme to improve community awareness of insurance and risk.

In our workplace, we encouraged more employees to take up part-time employment to give them greater flexibility and work-life balance. We also offered an extensive range of learning opportunities for our people and developed strategies to address women and age issues in our workforce. In addition, we launched a strategy to encourage greater indigenous employment at IAG.

In the last year, although falling short of our targets, we have taken steps to improve our environmental performance. These include introducing more hybrid vehicles to our tool of trade fleet and commencing work on an energy management plan to reduce electricity use at our major sites.

From our customer's perspective, our research shows they are more satisfied with our service, particularly at claims time.

For our shareholders, we're delivering on our commitment to international expansion by acquiring a small general insurance business in Thailand and continuing to pursue other potential acquisition opportunities in Asia.

Sustainability is core business

We are continuing to embed governance around sustainability issues into existing business and management practices. This means for instance, incorporating sustainability into our risk management strategy to ensure we manage risk for the long term.

Governance
Responsibility for creating a sustainable IAG resides at every level of the organisation. We also have a Board committee which advises and supports the Board on the social, environmental and ethical impacts of our business practices and sets the standards for these practices. In addition, our senior management Reputation Committee meets monthly and is responsible for formulating IAG's strategies on reputation issues and reporting, and making recommendations on these.

We use public policy statements to articulate our commitment to the sustainability of our business. These polices cover diversity and flexibility, care for the environment, continuous disclosure and insider trading.

We are also in the process of developing a Code of Ethics based on our purpose and values. This will provide an ethical decision-making framework for our people across our international operations.

Culture driving sustainability

We believe that by reinforcing our desired culture with sound people practices, IAG's employees will deliver a consistent experience for our customers, shareholders and the community - ultimately helping us create a sustainable business.

To help achieve this goal, we regularly measure how passionately our people feel about working for IAG and take actions to address their concerns. We also provide a framework for rewarding employees who act in a way that reflects our values and, through our internal communication channels, we continuously reinforce these values and our purpose.

We believe that by **reinforcing our desired culture with sound people practices,** IAG's employees will deliver a consistent experience for our customers, shareholders and the community – ultimately helping us create a sustainable business.

We use a number of tools to assess whether our people are in the right roles and if we have leaders in place to deal with the high level of complexity required to keep our business in shape for the long term. Our Sustainability Champions also take a strong and visible leadership role throughout the business and are adept at taking the Group-wide philosophy and 'making it real' for their division.

Paying claims

Paying claims is why we exist. We sell a 'promise' to our customers that should they suffer an unfortunate event, we will provide them with cover when they need us most, at claims time. Through our brands NRMA Insurance, SGIO, SGIC, CGU and Swann Insurance, we pay around $11 million in claims every day.

What sets us apart from our competitors is an attribute we call 'going beyond the claim' - the way we manage the process of paying claims and help our customers repair, rebuild and recover in times of need. Indicators we use to measure our progress in meeting this promise are those relating to customer and claims satisfaction and complaints. In the 2005 financial year, customer satisfaction was 81% - up from 80% in the 2004 financial year. Claims satisfaction rose by 3% to 87%, while the number of customer complaints fell from 7,789 to 7,002.

To deliver further on our promise to our customers, we work closely with our suppliers to improve efficiencies to ensure their businesses remain sustainable. For the smash repair industry, this means investing in apprenticeships, traineeships, business management training and succession planning courses and making changes to the way we work with our preferred repairer network across Australia.

For our network of 74 preferred builders who carry out repair work after home insurance claims, we've partnered with the Housing Industry Association to offer a course to help them adopt a more environmentally friendly approach. We're also seeking to improve the environmental credentials of the goods we supply our customers.

Understanding and pricing risk

To ensure we don't under-price risk (which might jeopardise our ability to pay claims), or over-price it (which could affect the affordability of insurance), we employ specialists such as underwriters, actuaries, industry researchers and atmospheric scientists to analyse data.

In addition, our extensive record of personal insurance claims gives us access to vast amounts of data such as repair costs, weather patterns and crime statistics. This helps us price risk fairly for each customer. It also presents opportunities to help the community reduce risk.

For example, our Industry Research Centre provided input into how the Subaru Liberty, Ford Territory, 2005 Mitsubishi 380 and 2006 Holden Commodore, could benefit from improved design to reduce repair costs and improve anti-theft security.

Tort law reform
We play a leading role in policy debates such as those on legal reforms affecting Australia's public liability insurance system. We recently worked with State and Federal governments, other insurers and the community to find solutions to problems resulting from the fact that the system had become unworkable. The result was a series of changes to negligence and other civil liability laws, also known as 'torts'. These changes restored the balance between appropriate compensation for injured people and the community's ability to afford the associated insurance premiums. In 2004, our commercial insurance business, CGU, reduced its public liability rates by 10% in anticipation of the benefits of tort reform. This reflected our commitment to ensuring the benefits of these reforms were passed on to the community.

Climate change
We are acutely aware of the impact of climate change on risks faced by the insurance industry. The past 19 out of 20 major insurance events in Australia have been weather related. We are working to mitigate the impacts of climate change and are learning more about weather patterns and how they may affect Australians' lives.

Because climate change means historical records become less relevant in determining future risk, we commission research into extreme weather risk and how it may change. Through this work, we are better able to make informed decisions for our business.

Climate change considerations are key to our efforts to reduce our environmental footprint and to encourage our customers and suppliers to do the same.

Flood insurance
Another area of current concern is the lack of affordable and consistent flood insurance in Australia. It's a challenge that we have been working hard to address, but it is fraught with complexity. Although the issue poses a significant risk to insurers, we believe it is a whole-of-society issue affecting local communities, governments and insurers - and one that must be resolved. We believe that a solution should allow premiums to vary according to flood risk, but provide some subsidy on the premium for householders whose risk is so high that risk-rated flood cover would be unaffordable.

Managing costs

Because our operating costs are reflected in the price of premiums, we must be as efficient as possible to maintain premiums at an accessible level for the wider community. Our obligations to shareholders also mean we have a responsibility to manage our costs efficiently.

We do this by keeping our administration costs down, looking for savings in our supply chain without sacrificing quality, using technology to increase our efficiency, and identifying opportunities to integrate our business and find synergies in our operations.

We're also working to reduce our own CO_2 emissions, not only to benefit the environment but also because of the financial advantages.

Because we did not meet our environmental targets for the 2005 financial year, we're making greater efforts across the organisation to reduce our environmental impact. We aim to do this by:

- improving our measuring capability and developing a monthly reporting process for all managers that tracks CO_2 emissions alongside spend;
- setting more tailored divisional targets and engaging our people around improving our performance;
- delivering on projects to reduce print paper use through eBusiness systems, reduced policy documentation and online shareholder interaction;
- rolling out action plans to address high environmental impact areas; and
- implementing an energy management plan to reduce the electricity use across our major sites.

Reducing risk

There are four key areas in which we are working to reduce risk: road and home safety, crime prevention, workplace safety and climate change. These areas reflect priorities for our business lines and where we have the greatest experience and wealth of claims data.

To reduce risk in the community, we have formed a network of partnerships, embarked on a series of programmes and supported a range of community projects in crime and injury prevention, emergency services and the environment. In the 2005 financial year, our financial contribution to the community totalled more than $12 million.

In response to employee feedback, we have also developed a number of programmes that give our people the chance to get involved in their communities. Employees can donate to selected charities, with IAG matching these donations dollar for dollar, take one day of paid volunteering leave a year, become **community**help Champions or nominate groups who are involved in reducing community risk, for grants.

Our safety performance has been a major focus of our sustainability efforts in the past year. As we are the country's largest underwriter of workers' compensation insurance, it is particularly important that IAG has a best practice safety culture.

In the 2005 financial year, our OH&S performance improved considerably. We developed an online training programme for all our people, implemented an electronic accident and incident reporting process and introduced the Internal Risk Radar, an online OH&S self-assessment process, into all our worksites.

Through our workers' compensation business, we are sharing our experiences in improving OH&S with our commercial customers so they can prevent workplace injuries and help injured people get back to work earlier.

Our stakeholders

One reason we are taking steps to ensure the sustainability of our business is so that we can meet the needs of our key stakeholders (customers, shareholders, employees and communities) for many years to come.

Managing the complex, and sometimes conflicting, needs of stakeholders is a defining attribute in sustainable leadership and one which we are working to foster among all our leaders.

It's about being socially responsible, but it's also good for business.

Sustaining shareholder value
In the 2005 financial year, IAG achieved another year of record results in a complex operating environment. This result is a demonstration of our commitment to managing our business in a way that brings sustainable long-term benefits.

The Group achieved a net profit attributable to shareholders of $760 million, up from $665 million in the previous corresponding period. We've done this by adhering to tight underwriting disciplines and focusing on building stronger relationships through initiatives to better align our products, service and distribution networks with customers' needs, while reducing costs. Our performance has been boosted by strong investment returns.

Engaging in dialogue
In order to achieve longevity, we aim to engage in regular dialogue with our various stakeholder groups.

In November 2004, a survey was sent to more than 2,000 stakeholders, including customers, shareholders, regulators and not-for-profit organisations, to allow for more targeted stakeholder engagement. Detailed findings from the survey and our actions as a result of this survey were collated in a report entitled, "We're listening", which will be sent to all survey respondents in late 2005.

In addition to surveys, we garner stakeholder feedback through informal and formal consultation, focus groups and representation on industry bodies. We are also in the process of forming an expert advisory committee to look out for the interests of our stakeholders and provide our Executive team and Board with independent, expert advice.

PERFORMANCE SNAPSHOT

Key statistics

Information in this section represents IAG Australian and New Zealand operations.

Economic	Year ended 30 June 2004	Year ended 30 June 2005
GROSS WRITTEN PREMIUM Total amount we receive from customers for payment of their insurance policies	$6,427m	**$6,673m**
NET EARNED PREMIUM Gross earned premium minus our reinsurance expense	$5,863m	**$6,144m**
NET CLAIMS EXPENSE The amount paid out in claims during the year, as well as an estimate of how much we need to pay on unsettled claims, plus claims handling costs such as legal and administrative expenses, less recoveries from reinsurers and other parties	$3,815m	**$4,069m**
RETURN ON EQUITY Net profit attributable to our ordinary shareholders as a percentage of the average equity of those shareholders	21.1%	**23.1%**

Information in this section represents IAG Australian operations only.

Social	Year ended 30 June 2004		Year ended 30 June 2005	
CUSTOMER				
Business volume measure - risks in force, policies in force	11.8m		**11.9m**	
Overall customer satisfaction	80% *(Jan 2004)*		**81%**	
Claims satisfaction	84%		**87%**	
Number of Level 2 and Level 3 customer complaints	7,789		**7,002**	
REPRESENTATION OF MEN & WOMEN	Men	Women	**Men**	**Women**
Senior management positions	70%	30%	**71%**	**29%**
Executive positions	85%	15%	**89%**	**11%**
Board positions	75%	25%	**80%**	**20%**
All levels	42%	58%	**41%**	**59%**
WORKFORCE BY EMPLOYMENT TYPE	Total	Percentage	**Total**	**Percentage**
Full time	8,811	86%	**8,392**	**85%**
Part time	1,445	14%	**1,464**	**15%**
Total head count	10,256		**9,856**	
EMPLOYEE ENGAGEMENT	Year ended 30 June 2004		**Year ended 30 June 2005**	
Engagement survey response rate	88%		**86%**	
Engagement score	53%		**54%**	

CHARITABLE CONTRIBUTIONS *Funds contributed to community organisations, including promotional expenses and administrative costs*	$18,225,926	**$12,347,281**

Occupational Health & Safety (OH&S) performance	Year ended 30 June 2004	**Year ended 30 June 2005**
Number of employees trained in first aid	784	**1,858**
Number of fire wardens	421	**536**
Lost Time Injury Frequency Rate - the number of work-related injuries resulting in one or more days off work, per million hours worked.	6.7	**5.3**
Dollar spend OH&S		
OH&S initiatives	$660,963	**$1,286,910**
OH&S salaries + on-costs	$715,986	**$698,277**
Per FTE	$142	**$216**
Total spend	$1,376,949	**$1,985,187**

Environmental	**Year ended 30 June 2004**		**Year ended 30 June 2005**	
CO_2 EMISSIONS	Total 65,315 tonnes	Tonnes per FTE 6.7	**Total 76,820 tonnes**	**Tonnes per FTE** 8.4
ELECTRICITY USE	Total 43,668 MWh	MWh per FTE 4.5	**Total 45,5536 MWh**	**MWh per FTE 5.0**
OFFICE PAPER CONSUMPTION	Total 474 tonnes	kgs per FTE 49	**Total 446 tonnes**	**kgs per FTE 49**
PRINT PAPER CONSUMPTION Customer and policy documents *This was previously measured per 'risk in force' but has now been adapted to a 'business volume measure' to more accurately reflect the volume of business across IAG's personal and commercial lines.	Total 2,133 tonnes	kgs per business volume* 0.18	**Total 2,693 tonnes**	**kgs per business volume* 0.23**

The above indicators are covered by KPMG's Assurance statement (except for Employee Engagement survey response rate). Indicators in the section titled "Economic" are for all IAG Group-wide operations. Other key indicators are for Australian operations only. More information can be found in the 'Assurance statement' section. Further details on environmental performance can be found in the "Managing costs" section. Please see the Glossary section for definitions of each indicator in this report.

ONE YEAR ON

We take our public commitments seriously. In our 2004 Sustainability Report, "The fewer the risks, the better for everyone", we made a number of commitments for the 2005 financial year. The table below demonstrates the progress made towards those commitments:

- Customer commitments
- Shareholder commitments
- Employee commitments
- Community commitments
- Environmental commitments
- Updates on other initiatives

Customer commitments

What we said we'd do	What we've done
Improve customer service, reduce the number of customer complaints, reduce errors and achieve better employee engagement IAG Sustainability Report 2004 Page 27	In the 2005 financial year, we have made improvements across all of these indicators. Further information can be found in the 'Culture driving sustainability' and 'Paying claims' sections.

Shareholder commitments

What we said we'd do	What we've done
To maintain growth at a level necessary to remain competitive, we recognise that international expansion is required to generate incremental revenue streams and to further diversify our business. As such, one of our key strategic goals is to establish an Asian foothold IAG Sustainability Report 2004 Page 28	In July 2005, we acquired a small general insurance business in Thailand, formerly owned by Royal & SunAlliance Insurance Group, to add to our growing portfolio of Asian assets. We are continuing to pursue other potential acquisition opportunities in Asia, using a stringent due diligence process to provide additional earnings growth for the long term.

Employee commitments

What we said we'd do	What we've done
Encourage more employees to take advantage of the flexibility offered by part-time employment IAG Sustainability Report 2004 Page 22	Our part-time work rates have increased steadily over the past 12 months. Also, in our 2005 'Your Voice' employee survey, there was a significant increase in the number of employees agreeing with the statement "I have the flexibility to modify my work schedule to address personal situations" and "My direct manager supports my needs for flexibility and work-life balance".
Report on quantitative training data IAG Sustainability Report 2004 Page 23	We offer an extensive range of learning opportunities for our people, delivered through classroom, e-learning and on-the-job experiences. In the 2005 financial year, 9,500 IAG employees participated in more than 105,000 learning sessions covering such areas as diversity and equal employment opportunities through to the General Insurance Code of Practice.
Encourage greater indigenous employment IAG Sustainability Report 2004 Page 23	Although technically outside our reporting period, in July 2005, we launched a Group-wide Indigenous employment strategy to promote direct action to attract indigenous applicants for permanent positions within the Group.

Embark on a communication and change management strategy to educate and motivate IAG employees on the value of sustainability IAG Sustainability Report 2004 Page 20	• IAG's Corporate Orientation (which includes training on IAG's purpose and values) was rewritten, it now includes a greater emphasis on what sustainability means to our business. • Briefings on sustainability issues were provided through senior management training sessions, OH&S training (for all staff), and CEO Forums (held annually for 600 participants across the Group). • The launch of IAG's 2004 Sustainability Report was accompanied by a comprehensive internal communication programme aimed at increasing employee understanding of sustainability. • In May 2005, we held an IAG leadership forum, targeted at the Group's senior management. It focused on corporate strategy, sustainability, culture and our leaders' responsibility in driving the integration of each of these areas within their business. Similar content has been included in our divisional leadership conferences. • A sustainability training pilot was held for employees in IAG's Culture & Reputation division. • In the 2006 financial year, IAG will establish a formal Sustainability behavioural change project that will work to further educate and motivate employees to act in ways that are consistent with our goal to become a sustainable business.
Improve accessibility of OH&S accident & incident forms IAG Sustainability Report 2004 Page 24	An online OH&S reporting process for both accidents and incidents has been implemented. The technology allows our managers to respond quickly and take preventative action where appropriate.
Increase the number of employees participating in St John Ambulance Australia first aid training IAG Sustainability Report 2004 Page 24	In the 2005 financial year, 1,858 employees participated in first aid training. Some divisions have set participation targets for the coming year.
Increase employee engagement score from 53% to 60% in 2005 IAG Sustainability Report 2004 Page 24	Our Group-wide engagement score increased by 1% to 54% in the 2005 financial year, but fell short of the 60% target. We have retained this 60% employee engagement target for the 2006 financial year.
Improve number of women at senior levels IAG Sustainability Report 2004 Page 24	The number of women at senior levels has remained relatively stable. To continue to address this issue, we have recently established an IAG Women's Forum chaired by the CEO. Please refer to the 'Culture driving sustainability' section for more details

Produce performance data on ethnicity, disability, age and women IAG Sustainability Report 2004 Page 24	We have progressed from simply reporting on the number of women at senior levels to identifying the impact of occupational segregation. This is important because to advance, it is often necessary for women to have experience in managing a profit centre, yet a significant number of our employees are located in support functions. Similarly, with age, we have moved beyond the age profile to an extensive age audit. We have identified opportunities for us to better reflect the profile of our customers and the community in our own workforce. Please refer to our Age management strategy case study in the 'Culture driving sustainability' section for more information We are still working to collate ethnicity and age data. During the 2005 financial year, we experienced some difficulties in the collection and storage of this data. These issues have since been rectified and we plan to report on this information in the 2006 financial year.
Work with key areas of the business to assess their strategies for attracting and retaining employees IAG Sustainability Report 2004 Page 24	We use results from employee surveys and follow up focus groups to address the top issues for our people. Each business unit also develops measurable action plans to track performance against initiatives to address employee issues. Engagement and turnover results (among other people indicators) are now embedded in our talent discussions for our most senior people. A number of local initiatives have included developing a diversity and flexibility strategy in our Personal Insurance division (including specific indigenous employment targets over the next two years). Our CGU division has also launched a pilot recruitment centre of excellence, enabling us to focus on recruiting women in senior management and the older workforce.

Community commitments

What we said we'd do	What we've done
Launch Conservation Volunteers Australia (CVA) pilot Page 15	In the first eight months of the partnership, 229 of our employees participated in 65 volunteering days with CVA around Australia. They helped manage environmental risks such as weed invasion, habitat destruction and soil and riverbank erosion.
Develop a volunteering database for employees IAG Sustainability Report 2004 Page 15	A database of available volunteering opportunities throughout Australia was launched on IAG's intranet in November 2004. Under IAG's Enterprise Agreement (2003) all our employees are entitled to one day a year volunteering for a community organisation of their choice.
Initiate three pilot programmes in Redfern, Shellharbour and Dubbo to reduce high rates of burglary and car theft IAG Sustainability Report 2004 Page 15	The New South Wales-based pilot crime prevention partnerships involving local police, local councils and NRMA Insurance in Redfern, Shellharbour and Dubbo have produced largely positive trends in the first 12 months of operation, namely the 2005 financial year. Statistically, 12 months is a short period and data samples are small; however, returns indicate that the partnerships have had an impact in assisting police and local communities to reduce residential burglaries. For instance, in the Shellharbour region, four suburbs - Barrack Heights, Shellharbour, Blackbutt and Warrilla - were targeted. The result was a 40% reduction in claims for home thefts in these areas in contrast to a 7% reduction in comparable nearby suburbs. In Dubbo and Redfern local government areas, home claims fell by 32% and 6% respectively. While police are still finalising local crime figures, the New South Wales Bureau of Crime Statistics and Research released a report in April 2005, confirming that the reported incidence of burglary for dwellings fell by 10.7% over 2003 and 2004. Police and councils in Redfern, Shellharbour and Dubbo welcomed the decision by NRMA Insurance to extend the pilots for a further 12 months covering the 2006 financial year to see whether the positive trends are sustained.
Launch a community education programme to improve awareness and understanding of insurance and risk management IAG Sustainability Report 2004 Page 20	In June 2005, we launched our 'Insurance Basics' education programme to help the community learn how insurance works, how premiums are priced, and how to reduce risk on the road, at work and at home. This can be found at www.iag.com.au/pub/iag/company/insurance_basics.shtml.

Environmental commitments

What we said we'd do	What we've done
Aim to reach a number of environmental reduction targets including a 10% reduction in CO_2 emissions per FTE IAG Sustainability Report 2004 Page 18	Across IAG, we have implemented a variety of initiatives to improve our environmental performance; however, our corporate environmental targets have not been met. In the 'Managing costs' section, we detail our performance against these targets and outline improvment strategies for the coming year.

Updates on other initiatives

Tool of trade hybrid* vehicles
* Hybrid vehicles use both a conventional engine and a battery powered motor.

** Note: this figure is based on a comparison between a Toyota Prius and a Holden Commodore (which is the most common tool of trade vehicle).

IAG now has 123 hybrid vehicles, which are more fuel-efficient and less polluting than conventional vehicles. From IAG's tool of trade fleet experience, a hybrid consumes 76%** less fuel and also emits 76% less CO_2 compared to a typical tool of trade petrol vehicle.

Purchase of Green Power
Electricity bought from accredited clean renewable sources

In the 2005 financial year, 6.2% of IAG's total electricity use was Green Power, which is supplied from Energex as part of a Department of Energy, Utilities and Sustainability Green Power programme.

IAG first purchased Green Power in 2002 as part of a three-year contract. At the time, 11.5% of the electricity purchased for the major sites in New South Wales and Victoria was Green Power - this equated to 10% across all our New South Wales and Victorian operations.

Since then, our property portfolio has doubled in size. Acquisitions and in-sourcing of operations have led to an increase in properties and energy use. This means our initial Green Power purchase now represents 6.2% of IAG's total electricity use.

We recently signed a new three-year Green Power contract which equates to 10% of our assesement of the electricity use across our network of properties. We plan to review this figure should our property portfolio expand considerably over the next couple of years.

Risk Radar for smash repairers
An online self-assessment of safety and environmental performance designed to help improve identification, assessment and control of workplace hazards

Work is underway to make Risk Radar available to brokers and policyholders on the CGU website, accessed via a secure verification process. We have also developed a Risk Radar product for the hospitality industry and versions for the rural and motor fleet industries are currently in development.

IAG's Hail Gun
A device that propels hail-shaped ice blocks at roofing materials to assess which is the most hail-resistant. The Hail Gun was developed in 2004

Initial work with the Hail Gun has led to the promise of future joint research with the roofing tile industry to promote tile designs and roofing membranes that are more resistant to hail damage. Work has also begun on a second-generation, more powerful machine.

In October 2004, findings from the Hail Gun tests were published on IAG websites.

NRMA INSURANCE sgio SGIC

Stakeholder survey

In November 2004, we conducted an extensive survey of our stakeholders including customers, shareholders, employees, community groups and business leaders, about the social issues facing the community and the role of insurance in addressing these issues. More information on the results of the survey and how we're responding to feedback can be found in the 'Our stakeholders' section.

AWARDS AND COMMENDATIONS

In the 2005 financial year, we were recognised for our work towards sustainability:

AWARDS

Winner (Australia & New Zealand): General Insurance Company of the Year, Australian and New Zealand Institute of Insurance and Finance.

Winner: National Sustainable Business Awards - Large Business category, New Zealand Sustainable Business Network.

Winner: 'Triple Bottom Line' Award for Risk Radar, United Nations Association of Australia.

Winner (Australia & New Zealand): Best First Time Reporter in Sustainability Reporting, Association of Chartered Certified Accountants (ACCA) Award.

Winner: Best Strategic Sustainability Outcomes (over 200 staff). New South Wales Department of Environment and Conservation Industry Partnership Programme Awards.

Runner up: Prime Minister's Awards for Business Community Partnerships, Special Award - Impact on the Community.

Awarded: Employer of Choice for Women Status, Equal Opportunity for Women in the Workplace Agency.

Further recognition:

- IAG scored a AA or "High" rating from Reputex (which measures a company's corporate governance, environmental impact, social impact and workplace practices).
- We were included in the FTSE4Good Global 100 Index (designed to measure the performance of companies that meet globally recognised corporate standards).
- IAG scored 81.4%, up from 65.54%, in the St James Ethics Centre Corporate Responsibility Index, ranking exceptionally well in the areas of corporate strategy and values, leadership, stakeholder engagement, community management and OH&S.

SUSTAINABILITY IS CORE BUSINESS

For IAG, sustainability is not a programme or an initiative. We consider it to be good management. It is central to IAG's organisational purpose and if managed well, will mean the business is around for the long term. We are continuing to embed governance around sustainability issues into existing business and management practices.

This means, for instance, looking at how we manage risk for the long term. We are doing this by integrating sustainability into our current risk management strategy and looking at ways to encourage our people to be cognisant of long-term implications when making decisions.

Corporate governance

Responsibility for good management of IAG resides at all levels of our organisation.

IAG's Board committee, the Nomination, Remuneration & Sustainability Committee (NRSC), consists of four members: the Chairman of the Board, the Chairs of the Risk Management & Compliance and Audit committees and the Chief Executive Officer. It advises and supports the Board in such areas as the social, environmental and ethical impacts of our business practices and sets standards for these practices. It monitors how effectively the views of our key stakeholder groups are considered and how IAG complies with its social, environmental and ethical responsibility policies. Committee meetings are held at least four times a year.

Reputation Committee: Our senior management Reputation Committee is chaired by the Chief Executive Officer and comprises members of IAG's Executive team and other key senior management with responsibility for regulator engagement, policy and government relations, sustainability initiatives, investor relations and corporate affairs. It is responsible for formulating IAG board strategies on reputation issues and to report and make recommendations on these. It meets monthly, though additional meetings may be called at the request of any member.

Internal audit process

In line with our core value of transparency, IAG has a centralised audit team - Group Risk Assurance - to act as an independent and objective appraisal body within IAG. Working with IAG's external auditors, it supports management, the audit and risk management committees and the Board in fulfilling their responsibilities towards:

- regulatory requirements around risk management;
- the efficiency of our risk management processes;
- internal controls; and
- the effectiveness of business processes.

In 2004, the Group Risk Assurance team conducted a review of sustainability at IAG. The review was designed to help and support IAG's management achieve and report on sustainability outcomes, and to work with management to identify and develop joint solutions to address any associated risks. It covered areas of human capital, compliance, process ownership and control, and information and systems security.

The review identified two main issues:

- Sustainability is becoming a key indicator of corporate performance, and is an important indicator of corporate risk. While the concept does not replace the current methods of considering an organisation's performance, it is becoming part of the assessment of management competence, corporate governance and corporate longevity; and
- IAG is still in the early stages of a long journey toward creating a sustainable business. We are working to ensure our internal performance reflects the external perception of our organisation's progress.

Since the findings of this review, steps have been taken to establish a more formalised process for sustainability reporting within the company. Monthly updates on sustainability performance are now provided to IAG's Executive team. Updates are also provided to the IAG Board when appropiate.

We are currently working on incorporating a sustainability management system into our corporate risk management framework.

In the 2006 financial year, the Group Risk Assurance reviews will focus on the processes and systems within each division that measures sustainability performance.

An ethical workplace

IAG's values
IAG's values are: teamwork, honesty, transparency, meritocracy and social responsibility. Underpinning these values are corporate commitments to sustainability. These are articulated in public statements covering diversity and flexibility, environmental stewardship, OH&S, employee codes of conduct, continuous disclosure and insider trading. These extend to all employees and are designed to encourage ethical and appropriate behaviour in all aspects of work.

Code of Ethics
We are currently in the process of preparing a Code of Ethics for our business. This code will provide guidance for our people, no matter where they are located, on interpreting our purpose and values and the expectations of behaviour associated with these values.

As we increase our international presence, we believe it is important to clearly articulate our purpose, values and the behaviour we expect from our people, irrespective of location or role. Through these measures, we aim to provide a framework for ethical decision-making and a consistent, replicable template of IAG's culture at a global level.

Code of Conduct

IAG Commitment to Sustainability
IAG Environmental Commitment
Charter for Health Safety and Security
Code of Conduct
Continuous Disclosure and Insider Trading Policy

Business conduct
In addition to the formal requirements of IAG's bi-annual Directors' Questionnaire of Management survey, our employees and authorised representatives are able to report issues via the following avenues:

- dedicated help line for Human Resources issues (including discrimination, recruitment, staff development);
- Compliance mailbox, which is an intranet tool used for reporting and managing compliance incidents;
- Hazard Management Form used to report and help manage workplace health and safety issues;
- CEO mailbox which allows staff to report issues directly to the IAG CEO;
- internal communications mailbox; and
- dedicated help desk for technology issues.

IAG ActionLine
ActionLine is a confidential service for employees wanting to report serious inappropriate behaviour. Launched in October 2004, ActionLine is an extra reporting mechanism. It provides an additional point of escalation if all other management controls have failed, and supports IAG's Code of Conduct.

ActionLine is managed on our behalf by external consultants Deloitte. All reports of serious inappropriate behaviour are investigated and treated with discretion.

IAG's investment policies

IAG's equity portfolios focus is on investments that are expected to generate long-term sustainable earnings. Typically, these investments will have a focus on promoting the environmental and social wellbeing of the wider community.

Our Asset Management team actively engages with the management teams of invested companies to promote sustainable earnings.

For instance, when investing in oil companies which operate in environmentally and socially sensitive areas, we focus on reviewing the safety of employees and look at the businesses' areas of environmental impact.

IAG's Proxy Voting Policy requires IAG to vote on all shareholder resolutions relating to the stocks it holds. We use this voting power to encourage good corporate governance and positive social and environmental behaviour.

If IAG is opposed to a particular proposal being put to shareholders, we communicate to the company's management both our intention to vote against the resolution and our reasons why.

For example, in the past, we voted against one organisation's proposal to grant executive options to various senior executives because, in our view, the performance hurdles were inadequate. We would expect others to apply the same level of scrutiny to our organisation.

CULTURE DRIVING SUSTAINABILITY

Our culture can be seen in every action an IAG employee takes. Put simply, a culture can be described as 'the way we do things around here'. Whether interacting with customers, or making a decision about a system or process, our people act in ways that reflect our organisation's culture.

By reinforcing our desired culture with sound people practices, IAG's employees will deliver a consistent experience for our customers, shareholders and the community that will ultimately work towards creating a sustainable business.



Purpose and values
Increased employee engagement
Strong culture
Consistent customer and community experience
Increased customer, community and shareholder satisfaction
Helps create a sustainable business

Our people strategy is underpinned by our purpose and values. The goals of this strategy are:

- attracting and retaining the right people;
- creating a culture that promotes and supports high performing people;
- developing and improving the capability of our employees; and
- ensuring that we have simple and efficient processes and systems in place to support our people.

The strategy incorporates a number of initiatives to achieve these goals.

KEY WORKPLACE INDICATORS



10,256
9,856
2004
2005
Headcount



20.52%
19.50%
2004
2005
Staff turnover



Australian Labour
IAG 38.89% Force 22.34%
Aged 25-34
Other

IAG population aged 25-34 (inclusive), compared to the Australian Labour Force of the same age group (new indicator)

Percentage of full-time employees vs part-time employees

	2004	2005
Full-time	86%	**85%**
Part-time	14%	**15%**

During the last financial year, we have taken steps to reduce absenteeism and staff turnover. At the same time, we have also focused on increasing employee engagement and offering greater flexibility for our people. In the 2005 financial year, our overall headcount has declined. This is due to the employee hiring rate remaining lower than the leaving rate. This has been made possible primarily through improved efficiencies in our organisational structure.

Employee engagement

Our employees have the chance to let their voice be heard through our annual

people feel about working for IAG. It also gauges how aligned our employees are to our purpose, values and strategy. The survey provides rich information on our people's perceptions of leadership, change management, risk culture and sustainability initiatives.

We believe that if our people feel passionate about working for us and they understand our purpose and strategy, then the business will be more successful in the long term.


IAG Australia 2004: **53%**
IAG Australia 2005: **54%**
0%
25%
40%
60%
100%
Destuctive zone
Serious zone
Indifferent zone
High performance/
best employer zone

Hewitt Associates Engagement meter

Eighty six per cent of our people participated in the 2005 'Your Voice' survey. This year the survey included some new and specific questions around sustainability. The results indicate that 73% of respondents value our focus on balancing our social, environmental and financial responsibilities and believe the actions the company is taking in these areas will position us for long-term success.

Employee engagement

2004: 53% 2005: **54%**

Absenteeism

2004: 3.25% 2005: **3.54%**

*reward*help:

IAG's reward and recognition programme is designed to recognise and reward behaviours that support the business's values. In the 2005 financial year more than 24,000 nominations were received across the categories of Helping Others, Leadership, Achievement and Sustainability & Innovation. In the 2006 financial year, we will be working to improve the number of nominations in the Sustainability & Innovation category which currently stands at 3%.

The culmination of the *reward*help programme is the IAG Excellence Awards - an event where the nationwide finalists in each category celebrate their achievements with the IAG Executive team. This event was held for the first time in November 2004.

Internal communication

We use internal communication to continuously reinforce our purpose and values and to ensure our people are kept abreast of major developments. These are brought to life in channels such as employee magazines, an intranet, leadership forums, and in the CEO's annual Forum and Expo which is attended by 600 employees from across our business.

In 2004, the launch of IAG's Sustainability Report was supported by an internal communication campaign that aimed to help employees understand what sustainability at IAG means. The campaign incorporated a roadshow, website and development of an educational sustainability animated cartoon.

Two-way conversation: IAG employees are encouraged to share their thoughts and ideas directly to their managers and through channels such as CEO mailboxes, sustainability focus groups, employee forums and staff consultative committees.

Leadership for sustainability

We use a number of tools to assess whether our people are in the right roles. We also assess whether we have leaders in place with the ability to deal with the high levels of complexity that are required to make decisions that will keep the business in shape for the long term.

One way we assess the ability of our people to manage this complexity is through the Talent Matrix process. This process involves a series of discussions where an employee's financial and people management performance is evaluated by the next level of management alongside their customer outcomes and values. The Talent Matrix process is conducted twice a year by management. In the 2005 financial year, more than 2,000 managers and leaders were reviewed as part of this process, including all IAG's senior management.

The IAG Executive team takes a prominent external role in leading the sustainability agenda within Australia and internationally. Internally, IAG also works to incorporate sustainability as part of our own leaders' responsibilities. For instance, it is a key

component of our leadership forums and our leadership development programmes.

Sustainability Champions
IAG's network of Sustainability Champions takes a strong and very visible leadership role throughout the business. They help engage other employees around IAG's mission to become a sustainable organisation and also drive the environmental action-planning process.

Our Sustainability Champions are adept at taking the Group-wide philosophy and 'making it real' for their division. They often act as the central point of contact within a division for co-ordinating a wide range of activities from setting performance targets to implementing energy-saving action plans and arranging volunteer days.

Andrew, a Sustainability Champion in our Technology Services division explains, "So many people believe sustainability is just about being green. While managing our environmental impact is important, it's only one element. Part of my role is to help the people in Technology Services see how sustainability relates to their job. That's not hard to do. The systems and processes we develop to sell a policy or manage a claim, are critical to delivering an exceptional experience for our customers. We're also responsible for more tangible examples like installing more energy-efficient PCs and printers that print double-sided."

Andrew also sees the importance in empowering others to take action. "Anyone can be a leader in sustainability and the great thing is, it's not prescriptive. You just need to get on and do it," he says.

Flexibility

We have established a joint IAG/Finance Sector Union Work & Life Taskforce. The purpose of this taskforce, as outlined in the 2003 IAG Enterprise Agreement, is to support our organisation's strategy for achieving a work/life balance and to provide feedback to IAG's management team on the issues that may impact on an employee's working life.

The taskforce has begun an organisation-wide flexibility project. The purpose of this project is to:

- investigate the flexibility and work/life balance needs of our people;
- determine the gaps between our current flexibility policies, use and access;
- establish the facilitators and determine barriers to the effective implementation of flexibility; and
- prioritise and recommend actions.

As part of the project a series of interviews with senior management and an organisation-wide flexibility survey will be conducted.

Women in the workplace


$1.42/$1
$1.42/$1
Male
Female
2004
2005
Male to female annual salary ratio

Percentage of women in senior management positions

	2004	2005
Women	30%	**29%**
Men	70%	**71%**

In 2005, IAG was awarded Employer of Choice for Women status by the Equal Opportunity for Women in the Workplace Agency (EOWA). Although we accept that we have not resolved all our Equal Employment Opportunity issues, this status is an acknowledgement that we are recognising and advancing women in the workplace. The EOWA status has been awarded to only 115 organisations nationally.

We have also established an IAG Women's Forum. The forum meets quarterly and is chaired by the CEO. It comprises ten senior women from different parts of the business.

The objectives of the forum are to:

- provide information and insights into the issues for women in the IAG workforce;
- discuss strategies for improving the success of women in IAG; and
- support the implementation of change initiatives arising from forum discussions.

Indigenous employment strategy

We extended our commitment to the Commonwealth Government's Corporate Leaders for Indigenous Employment Project in July 2005 when we launched our Group-wide Indigenous employment strategy.


23
2005

Number of employees who identify themselves as indigenous Australians
(new indicator)

This strategy promotes direct action to attract indigenous applicants for permanent positions within IAG. This is a significant commitment, especially given the low numbers of indigenous Australians working in the finance and insurance industries.

As part of this strategy, our Diversity Specialist will engage indigenous communities, and the intermediary agencies that work with them, to 'spread the word' on employment opportunities. At the same time, our managers will be educated on the unique and positive benefits which indigenous employees can bring to their teams.

We aim to reflect Australia's diverse population in our own workforce. Approximately two per cent of the nation's population is indigenous, which would equate to having around 230 Indigenous people working at IAG. We currently have 23.

Case study: IAG and the ageing population
Case study: An expo of career possibilities

We want our employees to achieve their career aspirations and have the chance to be the best they can be. PATH - IAG's career discussion process - helps our people decide the right time to embark on career development. It supports people as they make decisions about which direction their career might take. We also believe each employee should take responsibility for managing his or her career.

CASE STUDIES

IAG AND THE AGEING POPULATION

Organisations that have workforces made up of people from different ethnic backgrounds, ages, and family situations with a good gender balance in all professions are more in touch with customers, which is good for business. They are also more likely to be understanding and fair, which is good for employees. Also, they are a place where employment opportunities are available to many across the community, which is good for everyone.

The 2004 IAG Age Profile indicates that almost 56% of our workforce is under the age of 35 and only 20% is over the age of 45.

We believe that it is important to create an understanding workforce that reflects the life experience of our customers. For us, there is no alternative but to be on the front line of responsible corporate action to do something about ageing in our society. In just over 10 years; the number of Australians retiring will exceed those coming in to the workforce. [Source: ACTU & BCA (2003) Age Can Work - A Business Guide to Support Older Workers]

If we, and companies like us, can do more to increase the participation rate of mature age workers, then the nation will have a more sustainable workforce into the future and alleviate the growing burden on our health, aged care and pension systems.

So work has begun on an age management plan to:

- retain employees with extensive corporate experience and learning;
- create a workforce that better mirrors the demographics of our communities and customers; and
- increase community perceptions of IAG as a "Mature Age Worker" Employer of Choice.

Our overall aim is to obtain a better balance across the different age segments in IAG's workforce. It's for this reason, that we're tracking the age bracket with the greatest disconnect between our workforce and the Australian Labour Force - the 25-34 age group.

Our progress against these aims will be reported in the 2006 Sustainability Report.



A seminar on new retirement options

CASE STUDIES

An expo of career possibilities

In our 'Your Voice' surveys in 2004 and 2005, career development rated as a high priority among our employees. We understand that providing opportunities for personal and professional growth is a vital ingredient in employee engagement.

In Queensland in May 2005, we held an Internal Career Expo for all employees in that state. A series of workshops and events held over a week gave our people the chance to build skills and find out about career opportunities and the variety of roles within IAG. This event provided attendees with the chance to discover what's available to support and promote their own career development.

For employees like Leonie, an Underwriting Officer in the CGU Regional & Rural team, the expo was a great learning opportunity and gave her more confidence to tackle future challenges.

"I'm in my 50s and at my age, I think it's important to sharpen your skills. I had applied for a couple of internal roles in the past but had not made it through to the interview stage. So I wanted to see how I could improve my CV and the way I apply for jobs. The expo was very informative. I now have a better feel for what people in IAG want. There are certainly opportunities available at IAG if you're looking to further your career," she said.

PAYING CLAIMS

- Overall customer satisfaction
- Claims satisfaction
- Customer complaints
- Working towards sustainability through our supply chain

Paying claims is what IAG is here to do. We sell a 'promise' to our customers. Those customers pay their premiums with the peace of mind of knowing that, should they suffer an unfortunate event, we will provide them with cover when they need it most - at claims time.

Through our brands NRMA Insurance, CGU, SGIO, SGIC and Swann Insurance, we pay around $11 million in claims every day. Having the financial reserves to be able to deliver on that promise is essential for all insurers, not only IAG.

What sets us apart from our competitors is how we manage the process of paying claims - how we help our customers repair, rebuild and recover in times of need.

That's why when our customers suffer an unexpected loss, we focus our efforts on replacing their goods, getting them back on the road or back to work by helping them recover as quickly as possible. We aim to make the payment of claims as efficient and painless as possible: a process we call 'going beyond the claim'.



11.8m
11.9m
2004
2005

Business volume measure - risks in force, policies in force



84%
87%
2004
2005

Claims satisfaction



7,789
7,002
2004
2005

Number of Level 2 & Level 3 customer complaints



80%
81%
2004
2005

Overall customer satisfaction

Overall customer satisfaction

For our personal insurance products, we measure customer satisfaction with our service across our call centres, branches and our claims process.

We survey a selection of customers approximately 48 hours after an interaction with us in either one of our main direct channels: telephone business centres or branches. This survey is undertaken daily by an independent agency. Customers are asked a range of questions relevant to their experience. The questions were developed from focus groups conducted with customers to ensure we are tracking what customers expect and are looking for.

We also speak to our competitors' customers and use the same set of questions to give a market/industry view and set some context for our performance. Every six months we discuss and review the results of the surveys and action plans are then created and implemented over the following six months.

Claims satisfaction

We also conduct random phone surveys of our personal insurance customers who have recently lodged a claim. These are carried out by an external survey company, generally within one month of finalising a claim and the results are reported every six months.

As part of the phone surveys, our customers are asked to rate our overall claims service out of 10. The number of customers giving a rating of between six and 10 is represented as an overall percentage of the total surveyed.

In the 2005 financial year, 17,570 customer surveys were conducted across all of our brands: 87% of the customers surveyed rated our claims service six out of ten or better.

Customer complaints

We have a clear internal dispute resolution process through which customers can escalate their complaints. This provides an internal, independent review of all claims and policy disagreements.

p

directed to the Insurance Ombudsman Service (IOS). The IOS an external body established by the Insurance Council of Australia to resolve disputes between customers and their insurance companies. This is the final avenue of appeal and the decision is binding on all parties. IAG is a member, and participates fully in. the IOS system.

Our dispute resolution process is clearly documented and customers are made aware of the process when appropriate.

The dispute process complies with the requirements outlined by the Financial Services Reform Act, the General Insurance Code of Practice, and various government bodies including ASIC and APRA.

We are committed to the efficient resolution of all complaints, openly welcoming feedback from any concerned customers.

Working towards sustainability through our supply chain

We have a network of 74 preferred builders who are engaged to carry out repair work to properties after home insurance claims. We recently formed a partnership with the Housing Industry Association (HIA) to offer a tailored one-day version of HIA's 'Greensmart' course to our preferred builders. The course will help builders with issues such as the use of sustainability rating tools, home water and energy efficiency, indoor air quality, and waste minimisation.

Key facts:

- 31 builders have attended 'Greensmart' training to date, with more courses to follow.
- 91 individual builders have attended courses, provided by IAG, on small business management and business succession planning.
- 235 individual builders attended asbestos safety training in September 2005.

As well as training our suppliers to take a more environmentally friendly approach, we're also looking at improving the environmental credentials of the goods we supply our customers. For example, when a customer's fridge is damaged and needs replacing, we encourage them to replace it with one that's more energy efficient. Our focus here is on working to create outcomes that are customer choice-driven, economically and environmentally sound and therefore sustainable.

THE CHALLENGE

TACKLING THE CHALLENGE OF A SUPPLIER INDUSTRY IN REFORM

The situation

IAG's largest supplier - the smash repair industry - is an industry in reform.

New technology, increasing customer choice and industry market forces are changing the way many smash repair businesses operate, and indeed how we work with them.

Released in August 2005, the Federal Government's independent Productivity Commission report into the economics of the industry makes it clear that current rationalisation will continue due to one simple fact: there are too many repairers in Australia and not enough cars to repair.

The average number of vehicles per repair shop in Australia is about 1,900, compared to almost 2,500 in the United States and nearly 5,000 in the United Kingdom. *(Source: Productivity Commission Inquiry Report - Smash repair and insurance No.34)*

The incidence and severity of car accidents has also declined due to factors such as improvements in vehicle safety, better roads, more stringent policing of road safety and benign weather conditions.

It is important for us in this context to constantly look for ways to improve the experience of our customers and find greater efficiencies in our claims process.

One way we are doing this across Australia and, most recently in New South Wales, is by introducing a new system called Care & Repair. This system is designed to make the post-accident repair process as easy and hassle-free as possible for the customer by establishing Care & Repair centres where they can leave their car rather than having to visit multiple repair shops.

Through this system, our network of quality repairers access a series of images and a detailed technical 'scope of works' or damage report is then placed on a secure website for tender. The work is then allocated to a repairer in our network, usually within 24 hours.

The introduction of this system, which has been operating in Queensland, South Australia and Western Australia for some years, requires a change in the way our repairer network does business with us. This has led to some uncertainty and debate, often public, with a number of repairers and their representatives.

Considerations

Our new system is essentially competition based. Repairers compete against each other for our business and we use technology to make their interactions with us more efficient. Ultimately, competition benefits the best repairers, lifts industry standards and performance and keeps premiums affordable for the customer.

When making decisions about the way we work, we take deep consideration of the extent to which these decisions affect our customers, our people, our shareholders and the broader communities in which we operate.

The decision to introduce this new system was taken for the long-term benefit of our customers. In states where this system has been operating for some years, we have experienced improved customer satisfaction and repairers have also benefited from the greater efficiency and the ability to specialise in particular types of repair work.

The way forward

We are in ongoing discussions with repairer groups to tackle the key issues facing the repair industry in Australia today. We have a three-tiered consultation approach discussing issues with relevant repairer groups at national, state and regional levels.

We also remain committed to our existing network of preferred smash repairers - an arrangement that reassures our customers that only quality repairers are fixing their vehicles.

The recent Productivity Commission report stated, "Preferred smash repairer (PSR) arrangements benefit insurers, consumers and many repairers."

The sustainability of the smash repair industry is essential to our business. One way this can be achieved is through a more customer-focused, professional and sophisticated approach. We have taken steps to help the industry along this road by investing $10 million over four years in apprenticeships, traineeships, business management training and succession planning courses.

CASE STUDIES

A focus on our supplier's future

Some of IAG's major suppliers operate in industries that are experiencing skills shortages, particularly in relation to attracting young, talented people into the industry. This affects the smash repair and construction industries in particular. We recognise we have a role to play in ensuring the sustainability of these industries, not only for their own survival, but also in order for us to be able to deliver on our promise to our customers in the future.

We are working to ensure the sustainability of these industries through developing and funding skilling programmes. These are aimed at encouraging Australia's young people to consider these industries as career options. Our programmes help equip young people with the skills they need to kick-start their careers.

Jumpstart Autobody Traineeships and Scholarships

Through our retail brands NRMA Insurance, SGIO and SGIC and our joint venture with Royal Automobile Club of Victoria (RACV), we contribute to a national programme aimed at encouraging high school students and young people to begin a career in the smash repair industry. The programme puts trainees into apprenticeships where they can benefit from a combination of on-the-job and TAFE training. We are contributing $7.4 million nationally to the programme, which will create around 400 smash repair traineeships over the next four years.

John Walker from Walker Crash Repairs in Prospect, South Australia, is a keen supporter of the Jumpstart Autobody Traineeship programme.

"I've got two Jumpstart trainees on board at the moment. I've found the skills they are coming to us with are really beneficial and they are productive as soon as they come on the floor. Their commitment is really high and they complement our business very nicely," he explains.

In fact, John thinks so highly of the programme, his son is enrolled as a trainee this year.

At Tamworth TAFE College, in rural New South Wales, 11 young indigenous students are participating in the first pilot regional scholarship programme.

Phil, IAG's New South Wales Industry Development Manager, says, "The Tamworth programme has been set up specifically for indigenous young people who show interest in the programme. We are supporting both the industry and employment in local community."

Young people or their parents who want to find out more can also visit www.jumpstartyourcareer.com.au for more information.

Support of Construction Industry Training Council

In 2005, NRMA Insurance, in partnership with the Construction Industry Training Council (CITC), launched a three-year commitment to sponsor awards recognising and rewarding the outstanding performance of local apprentices. The CITC is a not-for-profit organisation established in 1988 to improve training in the national building and construction industry.



A Jumpstart Autobody Trainee

CASE STUDIES

Helping injured people get on with their lives

In regional and rural Australia, CGU is highly regarded for lending a helping hand, often going beyond what's expected. Paying claims quickly is just one part of the story - we're also there to help injured people recover quickly, return to work and get on with their lives.

Through our workers' compensation insurance, we provide cover for injured workers across a range of industries, including those working on the land.

"I was back-burning the paddocks before planting the crops and I spilled some petrol on me. Before I knew it, I had caught fire and I had burnt my hand, arms and chest," recounts Trevor Loechel, a farmhand based in Yorketown, rural South Australia.

Julie, an Adelaide based Injury Management Advisor involved with Trevor's claim, visited him during his initial stay at the Royal Adelaide Hospital. She arranged to have an occupational therapist, who Trevor knew previously, to help his recovery.

"After the accident, Julie met me in Adelaide to buy the protective gear I needed to make sure I didn't damage my skin grafts," explains Trevor.

Four months after his accident, Trevor returned to work on the farm and remains in contact with Julie.

"She still keeps in touch with me every week to see how things are going. She's been great in helping me get back to work. I really appreciate everything she's done for me," says Trevor.

We believe the keys to managing the claim of an injured worker are good communication, empathy and the ability to step into the injured person's shoes to understand their injury and the tasks they usually perform at work.

In South Australia, we manage the workers' compensation claims process on behalf of WorkCover Corporation, the government regulator. Our obligation to WorkCover is to improve return-to-work measures and reduce claim costs.

The role we play has significant and far-reaching implications for individuals, employers and the community in general. Our decisions can affect a person's ability to provide for themselves or their family, and we are mindful of this in every decision we make.



Cover for people working on the land

UNDERSTANDING AND PRICING RISK

As an insurer, we are expected to be experts in pricing risk - that means calculating the right premium for our customers. It's important that we do not under-price risk, putting our ability to pay claims into question, nor over-price risk, which would affect the affordability of insurance.

Fortunately, our understanding of risk is among the best in the world. We employ specialists such as underwriters, actuaries, industry researchers and atmospheric scientists to analyse data.

We have the most extensive record of personal insurance claims history in Australia, giving us access to vast amounts of data such as repair costs, weather patterns and crime statistics. This wide-ranging data helps us price risk fairly for each customer; it also presents opportunities to help the community reduce risk.

In the commercial environment, this means providing our customers with information to help them choose the right level of insurance cover and the right products to meet their needs.

In the social environment, this means taking a leading role in policy debates such as those on legal reform when Australia's public liability insurance system became unworkable.

In the natural environment, this means continually monitoring and analysing weather trends. We are acutely aware of the impact of climate change on risks faced by the insurance industry. Scientists believe that increasing global temperatures will bring an increased frequency and intensity of many extreme weather events.

The last 19 out of 20 major insurance events in Australia have been weather related and we are working to mitigate the impacts of climate change and are learning more about weather patterns and how they may affect Australians' lives.

Because climate change means that historical records become less relevant in determining future risk, we commission research into extreme weather risk and how it may change in a future climate. Through this work, we are better able to make informed decisions for our business.

Climate change is also central to why we are seeking to reduce our own environmental footprint, and encouraging our customers and suppliers to do the same.

THE CHALLENGE

BALANCING AFFORDABLE PREMIUMS WITH EQUITABLE COMPENSATION

The situation

In Australia in the late 1990s and 2000, public liability claims costs began to rise significantly. During this time, the country's then biggest liability insurer, HIH, kept premiums artificially low. HIH, therefore, failed to provide adequately for the costs of claims.

This environment changed dramatically in 2001, when HIH collapsed and the availability of liability insurance was significantly reduced. At the same time, the cost of reinsurance also increased following the economic effects of the September 11 terrorist attacks.

The impact

This situation had a knock-on effect for insurers who were unable to sustain the large underwriting losses caused by spiralling liability claims costs. As a result, they began increasing premiums and withdrawing from unprofitable types of cover. This led to many small businesses, sporting clubs and community organisations being unable to either afford or obtain public liability cover. Without this important protection, many of these groups were unable to operate, significantly affecting many local communities.

Australia's experience of spiralling liability claims costs is similar to many other countries. In recent years, general liability claims costs in most major economies have grown faster than overall economic activity, with long-term estimates suggesting claims have been growing 1.5 to 2 times as fast as nominal GDP*. In such an environment, liability cover quickly becomes unaffordable and insurance schemes fail.

The way forward

State and Federal governments, insurers and the community worked together to find a solution. The result was a series of changes to negligence and other civil liberty laws, also known as 'torts'. These changes restored the balance between appropriate compensation for injured people and the community's ability to afford the associated insurance premiums.

In 2004, our commercial insurance business, CGU, reduced its commercial public liability rates by 10% in anticipation of the benefits of tort reform. This reflected our commitment to ensuring that the benefits of these reforms were passed on to the community. Since then, industry monitoring by the Australian Competition and Consumer Commission has found liability insurance premiums have continued to fall as the benefits of tort reform flow through.

Australia's tort reforms have created a more sustainable environment where liability cover is once again accessible and affordable, injured people continue to be compensated and legal costs are reducing. The real winner from these reforms has been the community at large, as was always intended.

* *'The economics of liability losses - insuring a moving target' Swiss Re Sigma Report No. 6/2004*

THE CHALLENGE

TACKLING THE CHALLENGE OF FLOOD INSURANCE - AN AUSTRALIAN COMMUNITY PERSPECTIVE

The situation

The lack of affordable and consistent flood insurance is one of the biggest issues facing Australian communities. It's a challenge that we have begun tackling but it is one that is fraught with complexity. Although the issue poses a significant reputation risk to insurers, we believe it is a whole-of-society issue affecting local communities, governments and insurers.

In the past, flood insurance has not been provided for one simple reason - insurers have not been able to determine the flood risk to individual homes. Understanding this risk is essential to be able to set a premium.

Unlike car insurance, where risk can be determined by such factors as car make and model, there is no commonly collected information for properties that can help insurers assess risk. Each home's risk is determined by its individual location relative to a flood plain. Until recently, data technology was not available to cost-effectively develop flood risk models.

Although Australia has been in the grip of drought for some time, the significance of this issue will be painfully clear come the next wet period.

The considerations

The annual cost of insuring a home against flood would vary significantly depending on its location - from virtually nil to thousands of dollars.

There is no cover for all types of flood because of difficulty in providing affordable premiums when the risk of flood is known to be high - there comes a point where enough premium simply could not be charged to cover the cost of claims without being prohibitively expensive, forcing up the cost of insurance for all other customers.

Our most recent assessment puts 160,000 Australian homes at risk of a one-in-100 year flood. Some homes lie in places where the flood frequency could be higher than one-in-20 years. We have concerns over the fact that approval was given for the construction of these homes in the first place. However, as they now exist, community-minded insurers such as ourselves, must look to how to provide affordable flood cover to their residents.

The way forward

We believe this issue must be resolved. Other countries around the world have found schemes to address difficulties in pricing flood cover. In some cases, the mechanism used to offer protection to families living on flood plains has been cross-subsidised coverage.

It's our belief that a solution is needed which allows premiums to vary according to flood risk, but provides some subsidy on the premium for those householders whose risk is so high that risk-rated flood cover would be unaffordable.

Improvements in the mapping of flood risk and incentives for local government to reduce the number of homes at risk of flooding are steps towards achieving this solution.

We're hoping to draw the spotlight on this issue through our involvement in the Insurance Council of Australia and through our CEO's current position as its President.

It is a challenge for members of the public, governments and insurers to publicly debate these issues and address policy implications for town planning, mitigation works and insurance premium pricing into the future.

CASE STUDIES

Weather risks better understood and measured

We conduct weather research to understand short and long-term impacts across home, motor and commercial insurance products. This investment is absolutely necessary if we are to reach the best estimate of today's weather risk and then determine if weather risk is changing - and if so, by how much and how quickly.

Addressing weather risk traditionally involves reconstructing the observational record as far back as possible. In many cases, the historical record is only accurate for several decades. To better understand the nature of weather risk, we keep abreast of the latest scientific research from local and overseas research centres such as the CSIRO. We also jointly sponsor natural hazard research through Macquarie University in Sydney and Oklahoma University in the United States.

Our sponsored research at Oklahoma University often requires the use of very sophisticated climate models, taking many months to run. This research simulates climates where greenhouse gas concentrations are held constant at today's levels or adjusted to reflect future emissions projections. Over time, this research will guide us in knowing how quickly society needs to respond to climate change through adaptation and/or mitigation.

However, understanding the nature of weather risk is only one part of the risk equation. We must also understand the vulnerabilities of the property we insure. Again, we have acted in two key areas to address this issue - through the sponsorship of the Townsville Cyclone Testing Station and development of the IAG Hail Gun.

The Cyclone Testing Station advises industry and governments on building practices which could minimise damage caused by severe wind events. The IAG Hail Gun looks at identifying key vulnerabilities of different building materials to the impact of hail stones and how these vulnerabilities change with age.



Image supplied by the Cyclone Testing Station

CASE STUDIES

Better car designs to reduce theft and cut repair costs

For almost 20 years, IAG's Industry Research Centre has been working with car manufacturers to help improve the repair costs, safety and security of cars on our roads. When Holden Australia began work on its 2006 model Commodore five years ago, it called on us to provide input into how Holden engineers could improve design aspects to reduce repair costs and improve anti-theft security. Similarly, we have provided the same input into the Subaru Liberty, Ford Territory and the new 2005 Mitsubishi 380.

Headlamps are one of the car components most commonly replaced in a collision and there are concerns in the insurance world over the growing complexity and expense of modern headlamps. In response, the International Association of Insurance Research Centres asked us to lead five institutions from Japan, the United States, France, Sweden and the United Kingdom in developing a design guide for manufacturers to follow when designing headlamps for their vehicles. The guide was formally endorsed at the Research Council for Automobile Repairs conference in Milan in September 2005 and should help to provide a blueprint for car manufacturers to avoid designs which unnecessarily add to repair cost.



MANAGING COSTS

Because our operating costs are reflected in the price of premiums, we must be as efficient as possible to keep premiums at an accessible level for the wider community. Our obligations to our shareholders also mean we have a responsibility to manage our costs efficiently.

Contributors to the cost of running our business



Claims expenses 52%
Government levies & taxes 18%
Underwriting and administration 12%
Underwriting profit 7%
Commissions 6%
Reinsurance expense 5%

The economics of insurance are based on scale: pooling and diversifying a community's risk reduce the individual cost of insuring against those risks. As the leading general insurance group in Australia and New Zealand, we are in a position to deliver value to our customers by using our scale to keep costs at a minimum. We do this through efficient management and access to volume discounts across the supply chain - without sacrificing quality. Scale also benefits our shareholders, allowing risks to be spread across a large number of policies, which means greater stability of earnings from their investment.

It's about everything we do

We look to manage costs in every part of our business. We do this in a number of ways including:

- working to keep our administration costs down;
- looking for savings in our supply chain without sacrificing quality;
- using technology to increase our efficiency; and
- identifying opportunities to integrate our business and find synergies within our operations.

Helping the environment, managing costs

We work to reduce our CO_2 emissions not only to benefit the environment but also because of the financial advantages to our business.



Total CO_2 tonnes/FTE
2004
2005
Target 2005
Target 6.03
6.7
8.4

Our size makes efficient cost management crucial to the successful running of our business. Even seemingly basic initiatives may have a major impact financially and environmentally. For example, following recent regulatory changes, we are now able to send out replacement sheets identifying changes in policy documents rather than sending out an entire new booklet (as was the case previously). We now send 2-4 A4 sheets of changes which can be stapled to the back of the original policy documents rather than 80 A4 sheets. This simple step will reduce printing and postage costs by $6.5 million over four years. In environmental terms for the 2006 financial year, this means savings of approximately 2,000 tonnes of CO_2 emissions, or 33% of IAG's total print and office paper use compared to current consumption levels.

Below is a breakdown of performance across each of our key areas of environmental impact:

Equivalent tonnes of CO_2 emissions

Emissions source	2004	2005
Electricity use	45,232	**53,090**
Tool of trade fuel consumption	8,590	**9,185**
Office paper consumption	1,328	**1,248**
Print paper consumption	5,975	**7,539**
Air travel	4,190	**5,758**
Total	65,315	**76,820**

Electricity use



43,668 MWh
46,536 MWh
Total electricity
2004
2005
Total MWh/FTE
2004
2005
Target 2005
Target
4.05
4.5
5.0

IAG's electricity use increased significantly over the last year due to two main reasons:

- greater technology demands - rapid growth in consumption at one of our major sites due to the increasing requirements of technology infrastructure; and
- *better measurement and reporting - our systems and processes for capturing our electricity use have improved over the last year.*

Next steps

We are currently in the process of developing an energy management plan to be rolled out across IAG's major sites. More information can be found in the 'Shining the light on electricity use' case study.

Tool of trade fuel consumption



3,436kl
3,280kl
Fuel consumption
2004
2005
Total kl/vehicle
2004
2005
Target 2005
Target
3.1
3.3
3.5

We are pleased to see that our overall fuel consumption has fallen in the past 12 months.

During this time, we have also increased the number of hybrid vehicles in our tool of trade fleet to approximately 10%.

Next steps

We are currently investigating reasons for our increase in kl/vehicle. We are also looking at providing greater transparency in regard to the way we use our tool of trade vehicles. We plan to do this through monthly division reports that include the kilometres travelled/vehicle. We aim to use this information to positively influence driver behaviour.

In addition to this, we plan to continue to add to the number of hybrid vehicles in our tool of trade fleet.

Office paper consumption

Source	2004	2005
Paper consumption	474 tonnes	**446 tonnes**
Recycled commingled waste (mostly paper)	195 tonnes	**232 tonnes**

Our office paper consumption per FTE has remained unchanged. Over the past year we have implemented a number of initiatives to reduce office paper consumption and improve recycling.

Pleasingly, the volume of office paper for recycling is on the increase, indicating the effectiveness of internal campaigns promoting paper recycling.



Paper consumption kgs/FTE
2004
2005
Target 2005
Target
41.65
49
49

Next steps

In the 2006 financial year, we will have more tailored divisional targets for reducing office paper consumption that will be supported by an action-planning process. For instance, our Group Legal team has already begun looking at a project for implementing a paperless filing system and we are looking to increase the availability of double-sided printing across our operations. We are also working on rolling out our paper recycling facilities across more sites.

Print paper



2.133 tonnes
2,693 tonnes
Print paper consumption
2004
2005



Print paper consumption/business volume measure
2004
2005
Target 2005
Target
0.11
0.18
0.23

Our print paper consumption increased considerably over the last year. This is due to one major factor - a required reprint of policy documentation to our Personal Insurance home and motor policy customers which took place in July 2004.

Next steps

We will continue to focus on reducing the amount of print paper we consume. Our CGU division is aiming to increase its focus on eBusiness over the next year and in Personal Insurance, it's estimated that our new policy booklet project will result in considerable savings in print paper. In addition, our Shareholder Relations area is looking to significantly reduce the amount of print paper it consumes by improving its online services.

Air travel


2004
2005
23,137,408 kms
31,811,082 kms
Air kilometres travelled
Total kms/FTE
2,378
3,467
Target 2,259
2004
2005
Target 2005

IAG's overall target to reduce air travel by 5% over the 2005 financial year has not been met. This is primarily due to a significant increase in international travel over the period which can be attributed to our corporate goal of establishing a foothold in Asia.

Air travel breakdown


2004
2005

Type of air travel	2004	2005
Domestic	90%	**81%**
International	2%	**16%**
Trans-Tasman	8%	**3%**

However, we are making an impact on our domestic travel which has shown significant improvements, falling by almost 5 million kilometres - a reduction of 24% points from the previous year.

Next steps

In retrospect, we believe our target to reduce air travel is inconsistent with our strategy for international growth. As such, we have decided that it is not appropriate to set reduction targets for international travel over the coming year.

We will, however, continue to track and report on our air travel (including international travel) and are investigating options for future targets relating to domestic travel. We will also continue our focus on videoconferencing and associated training.

THE CHALLENGE

MEETING ENVIRONMENTAL TARGETS

The situation

In our 2004 Sustainability Report, we examined how our operations impacted on the environment and set targets for reducing our impact in the key areas of paper, electricity, fuel use and air travel.

Across the business, our people have made great efforts towards meeting these targets. Unfortunately, however, our environmental targets for the 2005 financial year have not been met for a range of reasons outlined below.

The considerations

Although we would have liked to have performed better, we acknowledge that this result is not uncommon for organisations at a similar stage as us in the sustainability journey. We recognise, and are working to manage, the increasing complexity involved in reducing our environmental impact while delivering on our corporate strategy. For example, is it appropriate for us to have set targets for reducing our amount of air travel considering that we have a strategic goal of securing and growing an Asian foothold?

Similarly, as we work to deliver customer related advances and internal efficiencies through new technology platforms, we are discovering challenges with knock-on effects to our energy consumption.

One of our major site's energy use increased significantly over the past year. This property is where the computer servers that store all of our customer data are located. As we work to improve our systems to make it easier for our customers to deal with us, we are increasing the demands on our data servers which, in turn, increases our electricity use.

The way forward

Wherever possible, we are working to balance the needs of our various stakeholders while minimising our environmental impact. For instance, at the site mentioned previously, we have slightly increased the temperature of the air conditioning units that keep our data servers cool. This small step has helped offset some of the electricity use at this site and we are looking to do the same in other locations where data servers are housed.

We have also made some significant inroads in other areas. For example, our Personal Insurance division now has 50% of its printers converted to double-sided printing. This has been one of the contributors to its 21% divisional reduction in office paper cosumption per FTE.

Our network of Sustainability Champions and individuals across the business are also making an impact through day-to-day steps such as turning off their computer monitors, printing double-sided and reducing the amount of paper they use.

In the past financial year, we have spent a considerable amount of time working to ensure our systems and processes for measuring our environmental performance are in place. We are now also working on a pilot programme that will improve our monthly reporting and give managers the ability to track their environmental and related financial performance on a monthly basis.

Targets

We have also learned more about where we should be focusing our efforts to make the biggest impact. We are working to tailor targets to each division, based on a model that assesses each area's impact and influence. We are also looking to incorporate these targets into the divisional business planning process in the 2006 financial year and we will support this target setting work with tailored internal communication.

IAG's divisional environmental targets will be available on the IAG website (www.iag.com.au) from January 2006.

Most importantly, we will be implementing a grassroots action-planning programme across all divisions to help improve our environmental performance. In addition, in January 2006, the pilot reporting process, mentioned earlier, will commence which will provide our managers with a monthly report on their performance against environmental targets and the costs associated with their CO_2 emissions.

CASE STUDIES

Shining the light on electricity use

One particular focus area for our environmental performance has been electricity use. In the 2004 financial year, we identified electricity use as the single greatest contributor to our CO_2 emissions.

To address this impact, we have begun a comprehensive review of our electricity consumption and are developing an energy management plan that will be piloted at our head office and rolled out across our main sites.

We have also been looking into ways to improve the energy use in existing premises, while incorporating energy star ratings into our decision making when looking to move into new properties.

Percentage of IAG's total CO_2 emissions



Year ended 30 Jun 2004
Electricity use 52%
Tool of trade fuel consumption 13%
Print paper consumption 9%
Air travel 6%
Office paper consumption 2%

One example of this is our new property in Adelaide. Due for completion in April 2006, this new site will accommodate more than 550 employees who were previously located at various sites across Adelaide.

The property will be 5 star energy-rated and will include features such as lighting linked to movement and daylight sensors, sub-metering to allow for close monitoring of energy use, water efficient dishwashers and tapware and during the temperate months, introduction of high levels of outside air to reduce the need for heating and cooling using air conditioning units.

We estimate that through these various measures and more, we will reduce the operating costs compared to a 4 star energy-rated building by \$3.00 per square metre or about \$30,000 per annum.

The property is well served by public transport and will also offer parking for 40 bicycles, and showers and lockers on every floor. We hope these features will encourage our people to minimise their use of private vehicles for commuting to work.

Currently, 8.61% of square metres in IAG's freehold and leasehold property portfolio is 4 star energy rated or above.



IAG's new 5 star energy-rated property in Adelaide - currently under construction

CASE STUDIES

CGU eBusiness solutions

Our CGU division works with intermediaries such as brokers to sell our policies. Around a quarter of this business is conducted electronically. By using eBusiness systems, our intermediaries are able to 'self-serve' for all policy transactions, such as quotes and renewals, without sending paper to us. This makes the process highly efficient, it also brings big savings in the delivery of documentation to our customers.

Intermediaries are provided with an electronic version of the customer document (insurance schedule) for each transaction they process, and in most cases this is never printed. This is because our eBusiness systems enable intermediaries to incorporate a summary of insurance cover in the invoice they send to their customer. For some time, our eBusiness systems have helped us save on paper consumption and in the last year alone, over 1.2 million transactions were processed electronically. With each policy schedule containing around six pages, we have cut paper consumption by around 7.5 million A4 sheets per year.

Selina, CGU's eBusiness Manager for New South Wales, says, "The system streamlines policy administration for brokers - they can process insurance transactions without having to come to us, and produce a combined invoice and policy document for their customers."

Over the past few years, we have been working to improve our eBusiness offering. Through the web-based system, CGU Connect, intermediaries have access to a full range of CGU insurance products including commercial pack, home, landlords, private motor and commercial motor. Through this system, we expect a substantial increase in the percentage of business transacted electronically, further reducing paper consumption.



REDUCING RISK

Armed with an expert understanding of risk, we are able to deliver one of the greatest benefits we can provide to the community, our customers and our business - the opportunity to reduce risk.

Everybody wins

This core component of our purpose delivers benefits to the community, our customers and our business. There are always going to be risks, but finding ways to reduce them means our customers can avoid unnecessary hardships, creating a better outcome for both communities and insurers.

There are four key areas where we are working to reduce risk: road and home safety, crime prevention, workplace safety and climate change. These are the areas where IAG has the greatest experience and wealth of claims data.

Reducing risk in the community

We have formed a network of partnerships and embarked on a series of programmes all with the one aim - to harness our expertise to help the community reduce risk.

We support a range of community projects in crime prevention, injury prevention, emergency services and the environment.

communityhelp

We have a number of programmes that give our people the chance to get involved in their communities. These have been developed from feedback and suggestions from our people.

- **community**help workplace giving
  Employees can donate to selected charities through their regular pre-tax pay. It's a great way for our people to support community organisations and we match donations dollar for dollar.
- **community**help Champions
  We have a network of employees who take a leading role in their work location on community issues and help their colleagues get involved in their local community.
- **community**help volunteering
  We offer all employees one day of paid volunteering leave so they can participate in, and contribute to, their local communities. Our people may volunteer at a community organisation of their choice or work with one of our partners.

These programmes include, but are not limited to, risk reduction activities, whereas our **community**help grants programme has the sole focus of reducing risk and increasing safety in the community.

communityhelp grants

Since the programme started in 2003, we have given more than $1.3 million in grants to community groups across Australia. In the 2005 financial year, we awarded 150 **community**help grants, totalling around $530,000, to fund risk reduction community projects.

Some examples include:

- fire safety initiatives for people with hearing impairments, run by Travellers Aid Disabillity Access Service in Victoria;
- education on road safety around school zones - an initiative by the Fitzgerald State School Parents & Citizens Association in Queensland; and
- multi-language community safety seminars in English, Vietnamese, Cantonese, Arabic and Spanish, run by Woodville Community Services in New South Wales.

IAG funds contributed to the community

Funds for community investment breakdown		
Description	2004	2005
Funds paid to community organisations	$15,737,770	**$10,617,149**
Promotional expenses	$1,426, 495	**$810,608**
Administration costs	$1,061,661	**$919,524**
Total	$18,225,926	**$12,347,281**

In the 2005 financial year, funds contributed to the community totalled $12,347,281 compared with $18,225,926 in the 2004 financial year.

The difference in funds for community investment can be attributed to a one-off payment of $4.8 million to CareFlight in the 2004 financial year for the establishment and implementation of the HIRT for its first operating year. Significant payments for this initiative will be made in future years. One other factor contributing to this result is the discontinuation of the New South Wales Rural Fire Service Firescan sponsorship.

Charitable contributions as a percentage of net profit after tax

2004: 2.3% 2005: **1.4%**

Net Earned Premium as used to determine contribution to GDP

2004: 0.75% 2005: **0.74%**


84% 80%
Online Training
Manager Training
36% 26%
2004
2005
OH&S training


$1,985,187
$1,376,949
2004
2005
Funding of the OH&S department


536
421
2004
2005
Number of fire wardens


1,858
784
2004
2005
Number of employees trained in first aid


6.7
5.3
2004
2005
Lost Time Injury Frequency Rate


5,629 hrs
300 hrs
Dec 2003-Jun 2004
2005
Number of employee volunteer hours

CASE STUDIES

Reducing risk in the workplace

Our safety performance has been a major focus of our sustainability efforts in the 2005 financial year. In 2003, our internal OH&S performance caused us concern. With employees operating various functions and spread over 280 worksites Australia-wide, and as the country's largest underwriter of workers' compensation insurance, it is particularly important for our safety culture to be best practice.

Regularly reviewed by the OH&S Steering Committee, our safety strategy is based around leadership, communication, use of technology and decentralisation of the management of risk.

Specific health and safety targets are also incorporated into our senior management's incentive schemes. This priority of workplace safety is highlighted in our CEO assuming the role of Chief Safety Officer.

The besafe programme: The **besafe** employee communication programme introduced the SEE, THINK, DO concept to our people. Its aim is for employees to take action to identify and resolve OH&S issues themselves.

The **besafe** programme is complemented by a range of other OH&S initiatives: we developed an online training programme for all our people, implemented an electronic accident and incident reporting process, and introduced the Internal Risk Radar, an online OH&S self-assessment process, into all our worksites.

Our OH&S push also featured a first aid training initiative, driver training programme and employee health and wellbeing initiatives - all of which have had a major impact on our OH&S performance:


84%
80%
Online Training
Manager Training
38%
26%
2004
2005
OH&S training

We have achieved a 57% reduction in our total incurred workers' compensation costs, a 22% reduction in Lost Time Injury Frequency Rates and a significant improvement in our incident to claims ratio in the last financial year

St John Ambulance Australia First Aid Alliance: A key part of our alliance with St John Ambulance Australia has been the introduction of a first aid training initiative available to all our people nationally. Since forming the alliance in 2003, 1,858 employees have completed a four-hour emergency first aid course - skills that they will take to the community as well as their workplace.

Risk Radar: Risk Radar is an online self-assessment of safety and environmental performance designed to help improve identification, assessment and control of workplace hazards. Originally developed to assist our smash repairer network, the award-winning tool's potential for a wider application has since been recognised.

The Risk Radar is hosted on our intranet - and adopts an interactive, step-by-step approach specifically customised to meet the needs of employers. It allows worksites to assess their own performance against key safety and environmental criteria and gives our management team the information they need to strive for best practice. Risk Radar generates a specific short-term action plan based on the user's responses. This is then implemented and reviewed regularly.

Sharing lessons learned with customers

Through our workers' compensation business, we are sharing our experiences in improving OH&S with our commercial customers to help them prevent workplace injuries and get injured workers back to work earlier.

CASE STUDIES

Head Injury Retrieval Trial

In Sydney, around 75% of head injuries are sustained in car crashes and severe head injuries are a leading cause of death and disability for people in car crashes. As a compulsory third party insurer, NRMA Insurance has a role in helping to reduce the risk of injury in the community and promote better recovery outcomes.

In March 2005, NRMA Insurance and NRMA CareFlight launched a world-first medical trial, the Head Injury Retrieval Trial (HIRT), which aims to improve recovery outcomes for people who sustain head injuries. Under the trial, specialist doctors and paramedics are sent by helicopter to the crash scene as soon as people are identified with severe head injury to provide intensive trauma care, rather than waiting until the patient arrives at hospital. We are contributing $11.2 million to fund the trial over three years.



CASE STUDIES

Understanding insurance

Insurance plays an important part in our lives, but many people do not fully understand insurance and its role. We recognise that the community would like to know more about insurance, including how premiums are priced, how insurance companies rate risk and how to reduce the chance of accidents happening in the home, on the road and in the workplace. We developed the 'Insurance Basics' education programe to provide the community with a better understanding of insurance and how it works. It also outlines ways to reduce risk. To learn more about insurance, download the Insurance Basics Booklet.

Brad, a Product Development Manager for SGIO in Western Australia, conducts Insurance Basics education sessions at a community college in Perth. He believes the appetite for insurance knowledge within the community is increasing. "The collapse of HIH, public liability issues and various natural disasters have given people more reason to start thinking about insurance. It's great to be able to proactively help them understand insurance. My experience in the industry has shown that most people don't think about their insurance until they need to make a claim," he said.

Underinsurance is a big issue for Australian communities, an issue which we tackled in our risk report "Would have, Should have, Could have". The findings of this report were also communicated through educational forums to our people across the business.



CASE STUDIES

Education for young drivers

In 2003, in light of the continuing high death rate among young and inexperienced drivers, state and territory Transport Ministers, through the Australian Transport Council, began exploring options for a best practice national driver education programme.

During the 2004 election, the Federal Government made a commitment to introduce a national compulsory driver education scheme for all new provisional licence holders. In December 2004, a Government-sponsored Young Driver Safety Forum was held with participants from a wide range of fields and interests. At the forum, Transport Ministers from New South Wales and Victoria announced the trial of a special novice driver education programme involving 14,000 young drivers. A further 14,000 were selected for a control group.

The programme will provide novice drivers with an understanding of their own limitations and an insight into how they can reduce the risks they face on the road. In 2004, 17-25 year olds accounted for 27% of all road deaths, even though they made up only 12.5% of the population.

The trial is being jointly funded by the three governments and the Victorian Transport Accident Commission, the Federal Chamber of Automotive Industries, NRMA insurance and RACV.

The young drivers' progress, as well as those in the control group, will be monitored for at least a year after the programme is completed. The trial will be one of the largest and most rigorous studies ever undertaken of post-licence driver education.



A young Australian driver

CASE STUDIES

Community volunteering

Arron, an Operational Assurance and Compliance Manager in our Personal Insurance division based in South Australia, was part of a group of 12 IAG volunteers helping to revegetate a large tract of land of native habitat near Mount Barker.

The project involved planting 1,200 indigenous plant species on land that was previously used for farming.

"The local owner and her husband had taken three months to plant 1,200 trees on their property. Through Conservation Volunteers Australia, a group of IAG staff were able to come in and plant the same number again, but in one day. Knowing that we could make that much of a difference was great," said Arron.



CASE STUDIES

Tsunami appeal

The December 2004 Indian Ocean tsunami united the whole world in a compassionate relief effort. Although not related to risk reduction, as a business we were compelled to take action to assist. Many of our people across Australia volunteered their time in the very first days of the emergency.

In Sydney, large contingents of volunteers worked through lunch breaks to help the Red Cross keep up with data entry recording donations.

In Melbourne, volunteers assisted World Vision and helped with the fundraising cricket match between Asia and The Rest of the World held in January 2005. Also, data entry volunteers helped Oxfam record donations and a great deal of this work was done after hours on our premises, which were also kept open on weekends, to fast track the process.

Krysty, a Training Manager in Personal Insurance in Victoria, organised our Melbourne tsunami support, "Everyone was so committed to helping out. We had people who worked three entire Saturdays. Others stayed back after work, or came in early to help," she said.

In Queensland, our volunteers hit the streets to fundraise for the Red Cross in its door-knocking campaign. Through employee donations and company matching, we donated $750,649 to benefit the victims of the tsunami.

WHAT A SUSTAINABLE IAG MEANS FOR OUR STAKEHOLDERS

- Sustaining shareholder value
- Progress against medium-term financial goals
- Why a profitable insurance company is good for everyone
- Proposed expert advisory committee
- How IAG engages in dialogue
- Employee involvement in various committees and organisations
- Investing our professional experience and knowledge for community benefit
- Aboriginal Employment Strategy Ltd (AES)
- Working with indigenous school children

One reason we are taking steps to ensure the sustainability of our business is to meet the needs of our key stakeholders (customers, shareholders, employees and communities) for many years to come.

In order to achieve this longevity, we aim to engage in regular dialogue with our various stakeholder groups. It's about being socially responsible, but it's also good for business. Being in touch with stakeholders and anticipating their needs, puts us in good stead when it comes to developing new systems and processes, introducing new products and increasing employee engagement.

Managing the complex, and sometimes conflicting, needs of stakeholders is a defining attribute in sustainable leadership and one which we are working to foster among all our leaders.

Sustaining shareholder value

In the 2005 financial year, IAG achieved another year of record results in a complex operating environment. This result is a demonstration of our commitment to managing our business in a way that brings sustainable long-term benefits.

The Group achieved a net profit attributable to shareholders of $760 million, up from $665 million in the previous corresponding period. We've done this by adhering to tight underwriting disciplines and focusing on building stronger relationships through initiatives to better align our products, service and distribution networks with customers' needs, while reducing costs. Our performance has been boosted by strong investment returns.

FINANCIAL PERFORMANCE

Revenue growth (Year ended 30 June)



20.2%
2,776
3,466
3,195
3,558
4,636
5,150
5,883
6,427
6,144
6,673
2001
2002
2003
2004
2005
Net earned premium ($millions)
Gross written premium ($millions)
GWP Compound Annual Growth rate = 20.2%

Insurance result and margin (Year ended 30 June)


16.3%
13.5%
12.3%
8.7%
7.6%
210
278
571
792
1,000
2001
2002
2003
2004
2005
Insurance result ($millions)
Insurance margin (%)

IAG share price performance versus other sharemarket indices


300
250
200
150
100
50
0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
S&P/ASX200 Index
MSCI WORLD EX AUS Index
IAG Share $
ASX/S&P 200 Insurance Index

Dividends per ordinary share (Year ended 30 June 2005)


30.0
25.0
20.0
15.0
10.0
5.0
0.0
Cents per share
10.0
10.5
11.5
22.0
26.5
2001
2002
2003
2004
2005

Progress against medium-term financial goals

GOALS	PROGRESS
Top quartile total shareholder return.	Measured from listing on 8 August 2000 until 30 June 2005, IAG's total shareholder return ranks it in the top 20% of entities in the S&P/ASX 100 index.
Return on Equity of at least 1.5 times weighted average cost per capital.	Achieved Return on Equity greater than 1.5 times weighted average cost of capital.
Establish an Asian foothold.	Added a small Thai general insurance business to the Group's portfolio of Asian assets and continued to pursue further opportunities.
Maintain an 80:20 mix of short-tail:long-tail premiums.	Maintained short-tail:long-tail premium mix of approximately 80:20.
Maintain a 'AA' category rating.	Maintained its very strong 'AA' insurer financial strength ratings from S&P for its key wholly-owned licensed insurers, the highest rating of any Australian-based financial institution.

Why a profitable insurance company is good for everyone

The past year has been the third consecutive year in which insurers, including IAG, have performed strongly. For the previous 10 years, insurers recorded significant underwriting losses.

This return to profitability for insurance companies has enabled us to reclaim stability and security for our customers, shareholders, the community and the people who work in our industry.

Meanwhile, insurance premiums in many classes of insurance have become more affordable for customers. As shown in the graph below, at April 2005, the average annual premium for NRMA motor insurance in NSW equated to 56% of average weekly earnings, compared with an average of 61% over the past six years.

Affordability of NRMA motor insurance (NSW)



80%
75%
70%
65%
60%
55%
50%
Average 61%
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
NRMA Insurance motor premiums (NSW) as a percentage of average weekly earnings

(Source: ABS - Average Weekly Earnings)

Proposed expert advisory committee

We acknowledge that, in addition to the various consultative and appeal mechanisms we already have in place in various states, IAG has a need for a national community advisory group - an expert advisory committee. The proposed expert advisory committe will be given the task of looking out for the interests of our stakeholders and providing the IAG Board and Executive team with detached but expert advice.

They will not consider individual cases but may be asked to consider whether the experience of individuals is significant in terms of systemic service delivery. Ethics, equity, accessibility, privacy and transparency will be the critical elements. We are working to have this expert advisory group operational before the end of the 2005 calendar year.

How IAG engages in dialogue

2004 Sustainability Report: In November 2004, we published our first Sustainability Report, outlining the philosophy behind our drive for sustainability, the practical steps we have taken towards sustainability and ours plans and goals for the future. Four thousand copies of the report were printed and distributed to IAG customers, shareholders, employees, the media and the government and is available online at http://www.iag.com.au/sustyreport04.

Sustainability employee focus groups: In July 2004, we conducted focus groups with a cross-section of our people to assess their understanding of what sustainability means to IAG. The outcomes were used to guide our internal sustainability employee communication strategy.

In July 2005, sustainability focus groups were convened again with employees and Sustainability Champions. The feedback from the focus groups was used to guide the content of the 2005 Sustainability Report and how sustainability is communicated internally.

We also plan to hold one-on-one discussions with a section of managers to investigate what managers see as their role in helping employees understand sustainability and translating it in ways that make sense for their teams.

Employee involvement in various committees and organisations

Our people participate in public debate on areas of relevance to IAG. Our managers regularly speak at various conferences, seminars and public hearings of bearing. Recent participation has included: Environment Business Australia, Sydney Futures Forum, Australian Shareholders Association, Insurance Council of Australia Forums and the Australian Corporate Citizenship Alliance.

We also have representatives on a number of industry associations including the Insurance Council of Australia, the International Actuarial Association and the Motor Accidents Council.

In 2004, IAG was elected to the Steering Committee of the United Nations Environment Programme Finance Initiative, aimed at promoting environmental and social issues in the finance sector.

In October 2004, we also became a member of the World Business Council for Sustainable Development.

Individuals within IAG are also encouraged to take membership with various organisations. Some of these include the New South Wales Department of Planning, Infrastructure and Natural Resources Metropolitan Strategy Reference Panel, the Sydney Institute, the Business Council of Australia and the National Centre for Citizenship and Volunteer Management.

Investing our professional experience and knowledge for community benefit

We contribute the capacity, skill, knowledge and experience of our people to the benefit of local and regional communities.

We have an extensive bank of professional capacities to draw on to help build and maintain sustainability in local communities, and not-for-profit and community service organisations.

Two examples include:

- Aboriginal Employment Strategy Ltd (AES)
- Working with indigenous school children

Aboriginal Employment Strategy Ltd (AES)

Through NRMA Insurance, we have enjoyed a community partnership with AES for a number of years. AES provides an employment service for local indigenous communities and businesses in the New South Wales towns of Moree, Dubbo and Tamworth.

With a track record of placing around 120 indigenous people in jobs in each centre each year, AES is seeking to replicate its operations in other areas. We offered the support of our Government Relations & Policy unit in discussions with the Federal Government about the funding to do this.

We played a role that included involvement in a working party established by the then Deputy Prime Minister, John Anderson and the Minister for Employment and Workforce Relations, Kevin Andrews.

The task of this group, which included the Chair and CEO of AES and senior officials from the Department of Employment and Workforce Relations, was to work through the issues related to funding and come up with solutions. After some months of discussions, the outcome was a new contract that potentially provides AES with $17 million over four years, to maintain existing services and open new operations. The first phase of the expansion programme will see three new operations in the current financial year. The AES management team acknowledged that the involvement of IAG helped to put this agreement in place. The $17 million commitment from the Commonwealth was announced in the in the 2005-2006 Federal Budget.

Barbara, Head of Government Relations & Policy at IAG, says, "It was great to be part of this group, where AES, government, and the corporate sector - represented by IAG - worked to get a solution that was about the sustainability of AES - this was not about a quick fix."

Working with indigenous school children

Actuaries from our Enterprise Risk & Group Actuary division have come together to tutor students at Alexandria Park High School near Redfern in Sydney.

This started as a mathematics tutorial exercise but has developed into a general tutoring session with staff volunteering and rostering themselves on a weekly basis.

Phil, a Research Manager at IAG, explains, "The philosophy of the tutoring programme is very simple - a desire on our part to share the benefits of a good education with kids who have not been lucky enough to get the same opportunities.

"We benefit from being able to help the community in a practical way that relates to our skills, and the kids benefit through someone volunteering their time to sit down and help them with their homework. The kids clearly learn a lot and we have a bit of fun at the same time!"

ENGAGING OUR STAKEHOLDERS

Stakeholder	Engagement process
Customers - Personal Insurance	Our formal customer engagement process consists of regular customer and claims satisfaction surveys, face-to- face sessions and focus groups. On an informal basis, our frontline employees work with customers daily to ensure their needs are met and are encouraged to provide suggestions for improvement to management. Our brand websites also offer a host of information for customers that include advice for customers to make their homes and cars safer eg: through the Homehelp portal.
Customers - CGU Commercial - Intermediary customers - Injured workers - Employers	CGU engages both formally and informally with its intermediary customers. An important part of daily business is to build relationships with brokers and agents so they provide feedback that will continually improve our products and services. We also undertake formal surveys with our intermediaries and provide regular business updates and training on complex insurance matters. Through our workers' compensation businesses, we work closely with employers and injured people. We receive regular formal feedback from regulators about our products and services. We also talk frequently with employers to help them better manage safety in the workplace and the return to work of injured employees. In regional areas, we have regular dialogue with local communities to help improve the safety of their property and people.

Shareholders

We have more than 980,000 shareholders. We keep them informed through regular announcements to the Australian Stock Exchange. These announcements are relayed through an email messaging service to shareholders who have registered to receive them and They are also posted on the IAG website.

Half-yearly results briefings and the Annual General Meeting (AGM) are webcast with archived copies available on our website.

Due to the size of our register and the cost involved in communicating directly to our shareholder base, we seek media coverage of important events if we need to deliver information to shareholders.

We also communicate formally with them through annual and half-year reports and at AGMs, where they are encouraged to ask questions of the Board.

Shareholders can also submit written questions to the company's auditor to be considered at the AGM. These relate to the conduct of the audit and the content of the auditor's report. The company's auditor will be present at the 2005 AGM to answer the qualifying questions. A list of questions received will be made available at the 2005 AGM and the answers posted on the IAG website after the conclusion of the meeting.

Electronic proxy voting was introduced for the 2004 Annual General Meeting to make it easier and more convenient for shareholders to lodge their proxy voting instructions on resolutions.

All our share registry functions are performed by Computershare Investor Services who have a dedicated IAG shareholder information line. We also have a Shareholder Centre on our website.

A selection of our shareholders are also invited to participate in our annual stakeholder survey.

Employees

Our people are critical to the success of our business. We have a number of formal and informal channels available to engage in dialogue with employees. These include Staff Consultative Committees, CEO Forums and Expos, email boxes and annual employee engagement surveys. Our people also have the opportunity to talk about their experiences and the work they do through internal publications and videos. In addition, we hold regular career performance and career discussions with our people.

Employees also participate in our annual planning sessions where our strategy is communicated and team goals and plans are established.

Legislators and regulators

Through our Government Relations & Policy unit, we have input into the public policy process and parliamentary inquiries.

In the 2004 calendar year, we produced 18 public policy submissions. Examples include our response to the Productivity Commission's Inquiry into smash repairers and insurers and the New South Wales Government's Inquiry into Personal Injury Compensation. These submissions are made available to the public through our website.

We adopt an evidence-based approach in public advocacy and aim to propose solutions that are in the best interest of shareholders, policyholders and the community.

Suppliers

- Smash repairers, builders and jewellers
- Office supplies providers and car manufacturers
- Medical and healthcare providers, lawyers and doctors

We are working closely with our suppliers by developing consultative mechanisms for our preferred supplier network and providing incentives for them to increase the sustainability of their operations.

Our preferred supplier code of practice also outlines our responsibility to our supply chain partners, including their rights to dispute resolution and our people's responsibility to interact with our preferred suppliers fairly.

We measure over 30 major suppliers on their contribution to our sustainability targets and their own sustainability initiatives. In addition, we make available a range of cost competitive 'earth saver' products from our office supplies provider.

http://www.iag.com.au/suppliers

Unions

Just over 2,000 IAG employees are registered with unions (Finance Sector Union and Australian Metal Workers Union).

Our consultation process with the Finance Sector Union (FSU) is detailed in the IAG Enterprise Agreement (2003). Under the Agreement, we are obliged to consult with the FSU regarding workplace change programmes impacting employees, when positions are being made redundant and/or employees are being retrenched. FSU representatives are invited to address new recruits at our induction programmes. In accordance with the Agreement's grievance procedure, FSU representatives are recognised as an employees' representative.

Community partners

Our partnerships operate at the national, state and local level and are focused on reducing risk in the community.

Examples of such partnerships include: St John Ambulance Australia promoting the importance of first aid training and Project HeartStart; Kidsafe; CareFlight; The Royal Flying Doctor Service; Surf Life Saving Australia and our Social Capital Investment Programmes.

See 'Reducing risk' section for information on how we are using our professional knowledge to reduce risk in the community

Each year, a selection of our partners are invited to showcase their organisations at our CEO Forum where employees have the opportunity to interact with them as part of an Expo style event.

Representatives from partner organisations are also regularly invited to IAG functions enabling interaction with senior management.

A number of our community partners are also supported via IAG's workplace giving programme where employees can donate through their pay to these organisations and we match donations. Community partners provide regular updates on how this support is being used.

We have a team that manages our relationships with our partner organisations. They have a designated IAG contact to facilitate the partnership, and enable open communication, and a resource to help maximise the partnership opportunities.

Each year, applications for IAG's **community**help grants programme are sought via external advertising, the internet, and nominations from IAG employees.

Business organisations and industry groups

A number of our employees are representatives in business organisations and industry groups.

For example, we participate in many, and chair a number, of the *Insurance Council of Australia* committees. Our CEO is currently President of the Insurance Council of Australia, as is our CEO in New Zealand for the Insurance Council of New Zealand.

We also have representatives on committees for compulsory third party insurers, workers' compensation insurers, actuaries and accountants.

IAG senior management representation on business organisations and industry groups

We encourage our people to take part in public debate on areas of relevance to our core business. Our managers regularly speak at seminars, conferences and public hearings.

By taking an active role on specific issues relevant to our business, we believe we are demonstrating how seriously we take our role as Australia's leading general insurance group.

Educators

TAFE and the Construction Industry Training Council

We work in partnership with various educational institutions through our industry associations and community initiatives eg: Jumpstart Autobody Traineeship and Scholarship programmes.

We partnered with The Australian Financial Review and a subsidiary of the Economics Teachers Association called, National Curriculum Services, to develop a national high school education resource. We are also partnering with educators from Community Education units, fire agencies and police forces to develop joint fire awareness and crime prevention education initiatives, respectively, for the community.

Media

- National, state and local
- Print and broadcast
- General and trade

Our Corporate Affairs team engages in ongoing dialogue with media through handling enquiries and requests, and producing media releases and special reports. We also invite media to participate in roundtable events, launches, and background briefings.

The media's perception of IAG and our brands is monitored annually through a third party survey process.

CASE STUDIES

Face-to-face customer sessions

Through our retail brands, we encourage our local branches to invite their customers to attend a face-to-face session with our people. These sessions are held outside of branch hours in a separate venue, where a minimum of two and a maximum of four customers talk with each IAG employee in attendance. They explain what they expect from us and discuss some of their past experiences with the company.

The face-to-face sessions are designed to bring our people close to customers and provide employees with feedback on their performance. The sessions have also been used to inform members of the community about our social responsibility initiatives. In the 2005 financial year, we held 37 customer face-to-face sessions nationwide.

Our people are empowered to act locally on the feedback from customers and communicate findings that may have broad application.

In May 2005, NRMA Insurance's branch in Orange, regional New South Wales, organised an event that was held at the local CareFlight helicopter hangar. At the event, the CareFlight Managing Director spoke about our support for its community activities.

Ian, NRMA Insurance's Bathurst and Orange Branch Manager, explains, "The greatest benefit we get from these sessions is the feedback we receive from customers. We can use this to put local action plans in place and share the information from customers with our Customer Strategy team in head office and other stakeholders in the business to make continual improvements to our products and the service we provide."

"It was particularly valuable for us to tie our session in with one of our community partners. It helped our customers understand why we support certain community groups. That's when it makes sense to them. It's powerful for them to see the value of what we're doing, it's particularly powerful for those customers who are also shareholders."



ASSURANCE STATEMENT

KPMG

Independent review report to IAG on its Sustainability Report 2005

Introduction

We have been engaged by IAG to review selected performance data (the Performance Data) reported in the IAG 2005 Sustainability Report (the Sustainability Report), available on IAG's website, and reported in the concise IAG 2005 Sustainability Report in the section titled "Key Indicators" on pages 7 and 8, for the year ended 30 June 2005.

Scope

The Sustainability Report and management responsibility

The management of IAG are responsible for the preparation of the Sustainability Report and the information and assessments contained within it, for determining IAG's objectives in relation to sustainability performance, and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived. Management's assertions about the effectiveness of the performance management and internal control systems are included in a separate letter we have received from management.

Review approach

We have conducted an independent review of the following Performance Data reported in the Sustainability Report, and reported in the concise IAG 2005 Sustainability Report in the section titled "Key Indicators" on pages 7 and 8 for the year ended 30 June 2005, for IAG's Australian operations unless otherwise stated:

- Number of risks in force for personal lines classes of business
- Number of policies in force for commercial classes of business
- Customer satisfaction levels
- Claims satisfaction levels
- Number of level 2 and level 3 customer complaints
- Headcount
- Percentage of full-time employees vs part-time employees
- Staff turnover
- Male to female annual salary ratio
- Percentage of women in senior management positions
- Absenteeism
- Employee engagement
- Number of employees who identify themselves as indigenous Australians
- IAG population (employees) aged 25-34
- Lost Time Injury Frequency Rate
- Number of employees trained in first aid
- Number of fire wardens
- Funding of the Occupation Health and Safety (OH&S) department
- CO_2 emissions
- Electricity use
- Office paper consumption
- Print paper consumption
- Tool of trade fuel consumption
- Recycled commingled waste
- Air travel
- Number of employee volunteer hours
- Funds for community investment
- Charitable contributions as a percentage of net profit after tax
- Net Earned Premium as used to determine contribution to GDP

The percentage of the Australian Labour Force aged 25-34, reported on page 7 of the concise Sustainability Report and obtained by IAG from the Australian Bureau of Statistics, was not included in our review.

There are no generally accepted standards for the preparation, publication or review of sustainability performance data. IAG applies its own definitions for reporting the Performance Data ("the Criteria"), a concise version of which can be found on IAG's website (at the address www.iag.com.au/sustyreport05). The selection and suitability of the Criteria is the responsibility of management and our review did not include an assessment of the adequacy of the Criteria. Further, the internal control structure which management has established and from which the Performance Data has been derived, has not been reviewed and no opinion is expressed as to its effectiveness.

Our review was conducted in accordance with the International Standard on Assurance Engagements ISAE 3000 "Assurance Engagements other than Audits or Reviews of Historical Financial Information" issued by the International Auditing and Assurance Standards Board, and with Australian Auditing Standards AUS 108 "Assurance Engagements" and with AUS 902 "Review of Financial Reports".

We performed review procedures in order to state whether on the basis of the review procedures described, anything has come to our attention that would indicate the Performance Data has not been presented fairly in accordance with the Criteria established by management.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the Performance Data.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the Performance Data reported in the Sustainability Report for the year ended 30 June 2005 has not been presented fairly in accordance with the Criteria established by management.

KPMG

KPMG

DR ANDRIES B TERBLANCHÉ
Partner

Sydney, 25 October 2005

GLOBAL REPORTING INITIATIVE INDEX

For an interactive version of the GRI Index, please visit the IAG website:
www.iag.com.au/pub/iag/sustainability/publications/report/2005/GRI.shtml

GRI indicator		Report section
Vision and strategy		
1.1	Vision statement	Chief Executive Officer's statement and Sustainability is core business
1.2	CEO Statement	Chief Executive Officer's statement
Profile		
Organisational profile		
2.1	Organisation name	Insurance Australia Group at a glance
2.2	Products and services	Insurance Australia Group at a glance
2.3	Operational structure	IAG Annual Report 2005 (Concise) - Business overview
2.4	Company structure	IAG Annual Report 2005 (Concise) - Business overview
2.5	Operational location(s)	IAG Annual Report 2005 (Concise) - Business overview
2.6	Nature of ownership	Insurance Australia Group at a glance
2.7	Nature of markets	Insurance Australia Group at a glance
2.8	Scale of organisation	IAG Annual Report 2005 (Concise) - Business overview
2.9	List of stakeholders	What a sustainable IAG means for our stakeholders
Report scope		
2.10	Contact for report	Feedback
2.11	Reporting period	About this report
2.12	Date of previous report	About this report
2.13	Report boundaries	About this report
2.14	Significant organisational changes	One year on
2.15	Reporting methodology for outsourcing	About this report
2.16	Nature of any restatements of information	Not applicable
Report profile		
2.17	Decisions not to apply GRI	About this report
2.18	Accounting criteria for economic, environmental and social costs and benefits	Partially reported, Managing costs
2.19	Changes in measurement methods	Not applicable
2.20	Policies and practices to enhance and provide assurance to report	About this report
2.21	Policy and practices with regard to independent assurance	Assurance statement
2.22	Sources of additional information and supplementary publications	Reported throughout

Governance structure and management systems

Structure and governance

3.1	Governance structure including board committees	IAG Annual Report 2005 (Concise) - Corporate governance; IAG Sustainability Report 2005 - Sustainability is core business
3.2	Percentage of independent, non-executive directors	IAG Annual Report 2005 (Concise) - Board of Directors
3.3	Process for determination of board expertise	IAG Annual Report 2005 (Concise) - Board of Directors
3.4	Board-level processes for risk identification	IAG Annual Report 2005 (Concise) - Corporate governance
3.5	Linkage of executive compensation with achievement of financial and non-financial goals	Partially reported. IAG Annual Report 2005 (Concise) - Directors' report, Remuneration report
3.6	Organisational structure and key individuals responsible for oversight, implementation and audit	Sustainability is core business
3.7	Mission, values statement, codes of conduct and policies relevant to economic, environmental and social performance and the status of implementation	Sustainability is core business
3.8	Mechanisms for shareholders to provide feedback to the board of directors	IAG Annual Report 2005 (Concise) - Corporate governance

Stakeholder engagement

3.9	Basis for identification and selection of major stakeholders	What a sustainable IAG means for our stakeholders
3.10	Approaches to stakeholder consultation	What a sustainable IAG means for our stakeholders
3.11	Type of information generated by stakeholder consultations	What a sustainable IAG means for our stakeholders
3.12	Use of information resulting from stakeholder engagements	What a sustainable IAG means for our stakeholders

Overarching policies and management systems

3.13	Use of precautionary principle	Not reported
3.14	Subscription to externally developed, voluntary principles or initiatives	Chief Executive Officer's statement and Sustainability is core business
3.15	Principal memberships in industry and business associations, national or international advocacy organisations	What a sustainable IAG means for our stakeholders
3.16	Policies and systems for managing upstream and downstream impacts	What a sustainable IAG means for our stakeholders
3.17	Approach to managing indirect economic, environmental and social impacts resulting from activities	Sustainability is core business
3.18	Major decisions during the reporting period regarding location of, or changes in operations	IAG Annual Report 2005 (Concise) - Review of operations
3.19	Programs and procedures pertaining to economic, environmental and social performance, including discussion of: - priority and target setting	Reported throughout

	- internal communication and training	
	- performance monitoring	
	- internal and external auditing	
	- senior management review	
3.20	Status of certification pertaining to economic, environmental and social management systems	Partially reported, Sustainability is core business

GRI content index

4.1	A table identifying location of each element of the GRI Report content, by section and indicator	Global Reporting Initiative index

Performance indicators

Direct economic impacts

EC1	Net sales	A snapshot of our performance
EC2	Geographic breakdown of markets	Partially reported, IAG Annual Report 2005 (Concise) - Business overview
EC3	Cost of goods, services and materials purchased	Not reported
EC4	Percentage of contracts paid in accordance with agreed terms	Not reported
EC5	Total payroll and benefits	Not reported
EC6	Distributions to providers of capital	IAG Annual Report 2005 - page 65
EC7	Changes in retained earnings	IAG Annual Report 2005 - page 78
EC8	Sum of taxes paid	Income tax reported in IAG Annual Report 2005 (Concise) - Consolidated statement of financial performance
EC9	Subsidies received	Not applicable
EC10	Donations to community, civil society and other groups	Reducing risk

Environmental performance indicators

EN1	Total material use other than water, by type	Partially reported, A snapshot of our performance and Managing costs
EN2	Percentage of materials used that are wastes (processed or unprocessed) from external sources	Managing costs
EN3	Direct energy use	A snapshot of our performance
EN4	Indirect energy use	Not applicable
EN5	Total water use	Not reported
EN6	Location and size of land owned, leased or managed in biodiversity rich habitats	Not applicable
EN7	Major impacts on biodiversity from activities	Not reported
EN8	Greenhouse gas emissions	A snapshot of our performance
EN9	Ozone-depleting substances	Not applicable
EN10	Other significant air emissions by type	Not applicable
EN11	Total amount of waste by type and	Partially reported, Managing costs

EN12	Significant discharges to water by type	Not applicable
EN13	Significant spills of chemicals, oils and fuels	Not applicable
EN14	Significant environmental impacts of principal products and services	Not applicable
EN15	Percentage of weight of products sold that is reclaimable at the end of the product's useful life and percentage that is actually reclaimed	Not applicable
EN16	Incidents of and fines for non-compliance associated with environmental issues	Not applicable
EN17*	Initiatives to use renewable energy sources and to increase energy efficiency	One year on

Social performance indicators

Labour practices and decent work

LA1	Breakdown of workforce	A snapshot of our performance and Culture driving sustainability
LA2	Net employment creation and average turnover	Culture driving sustainability
LA3	Union representation	What a sustainable IAG means for our stakeholders
LA4	Employee consultation over changes in operations	Culture driving sustainability and What a sustainable IAG means for our stakeholders
LA5	Recording and notification of any occupational accidents and diseases	Not reported
LA6	Health and safety committees and proportion of workforce covered by such committees	A snapshot of our performance and Reducing risk
LA7	Standard injury, lost day and absentee rates and number of work-related fatalities (including subcontractors)	A snapshot of our performance and Reducing risk
LA8	Policies or programmes for HIV/AIDS	All IAG anti-discrimination and harassment programmes cover individuals and groups of people on the grounds of race, nationality, ethnic background, disability or HIV status or other grounds covered by the Group's Equal Employment Opportunity policy
LA9	Average hours of training per year per employee by category of employee	Not reported
LA10	Equal opportunity policies or programmes	Partially reported, Culture driving sustainability
LA11	Diversity within senior management and corporate governance bodies	A snapshot of our performance and Culture driving sustainability

Human Rights

HR1	Management of human rights issues relevant to operations, including monitoring mechanisms and results.	Partially reported, Sustainability is core business
HR2	Consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors	Not reported
HR3	Management of human rights	Not reported

	contractors, including monitoring systems and results of monitoring	
HR4	Management of discrimination in operations, including monitoring systems and results of monitoring	Sustainability is core business
HR5	Freedom of association	What a sustainable IAG means for our stakeholders
HR6	Use of child labour	Not reported
HR7	Use of forced and compulsory labour	Not reported
HR12*	Policies, guidelines, and procedures to address the needs of indigenous people	Culture driving sustainability
Society		
SO1	Management of impacts on communities in areas affected by activities	Partially reported, One year on and Reducing risk
SO2	Policy, procedures/management systems, and compliance mechanisms for addressing bribery and corruption	Sustainability is core business
SO3	Management of political lobbying and contributions	Not reported
SO4	*Awards received relevant to social, ethical and environmental performance*	IAG *Sustainability Report 2005* - Awards and commendations; IAG Annual Report 2005 (Concise) - CEO's review
Product Responsibility		
PR1	Policy for preserving customer health and safety	One year on and Reducing risk
PR2	Policy, procedures/management systems, and compliance mechanisms related to product information and labelling	Reducing risk
PR3	Policy, procedures/management systems, and compliance mechanisms for consumer privacy	IAG manages and complies in acordance with the Federal Privacy Act
PR8*	Management of customer satisfaction, including results of surveys measuring customer satisfaction	Paying claims
Financial services sector supplement		
Corporate Social Responsibility (CSR) management		
CSR1	Social elements of CSR policy including corporate definition of CSR	Chief Executive Officer's statement and Sustainability is core business
CSR2	Structure and relevant CSR responsibilities, including explanation of the installed procedures	Sustainability is core business
CSR3	Number of audits and auditor hours	Partially reported, Sustainability is core business
CSR4	Procedures for handling issues sensitive to stakeholders and responsiveness	Not reported
CSR5	Number of non-compliance incidents with any law or regulatory code of conduct	Not reported
CSR6	Stakeholder dialogue and involvement procedures	What a sustainable IAG means for our stakeholders
Internal social performance		
INT1	Social responsibility issues covered in organisation's human resources policies	Sustainability is core business and Culture driving sustainability

INT2	Staff turnover and job creation	Partially reported, Culture driving sustainability
INT3	Employee satisfaction	A snapshot of our performance and Culture driving sustainability
INT4	Senior management remuneration	IAG Annual Report 2005 (Concise) - Directors' report
INT5*	Bonuses that are not oriented purely towards short-term financial success, but which contain additional sustainability elements	Not reported
INT6*	Female-male salary ratio	Culture driving sustainability
INT7	Employee profile per hierarchy level and country	Partially reported, Culture driving sustainability
Performance to society		
SOC1	Charitable contributions	A snapshot of our performance and Reducing risk
SOC2	Economic value created by an organisation's activities	Reducing risk
Suppliers		
SUP1	Polices and procedures to screen suppliers' social performance	What a sustainable IAG means for our stakeholders
SUP2	Supplier satisfaction	Not reported
Asset management		
AM1	Social criteria applied in asset management	Sustainability is core business
AM2	Assets under management with high social benefit	Not reported
AM3	Socially Responsible Investment oriented shareholder activity	Partially reported, Sustainability is core business
Insurance		
INS1	Social criteria applied in underwriting policy	Not reported
INS2	Customer profile	Not reported
INS3*	Number of complaints received from customers	Paying claims
INS4	Provision of tailored and innovative products and services applying special ethical/sustainability criteria	Partially reported, One year on

* Additional indicator

GLOSSARY

Below are details of the definitions used in the content and calculation of data represented in the graphs and charts in sections of this report:

Absenteeism
Employee absenteeism is a measure to indicate the absence level in IAG. Absenteeism is determined by dividing the total annual unscheduled absence days by total annual days worked.

Air travel
Distance travelled by IAG employees including domestic, trans-Tasman and international flights booked through the online travel service provider.

Business volume measure
This measures the volume of business at a point in time. The basis of the measure depends on the class of business. In the personal lines class, the relevant volume measure is 'risks in force'. In commercial classes, the volume measure is 'policies in force'. The difference in the definition is required to capture the distinct nature of IAG's business mix.

Risks in force: risk refers to the subject matter that an insurance policy or contract protects (eg number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. 'Risks in force' is a measure of the total number of risks covered by an insurance company at a point in time.

Policies in force: this is a measure of the total number of policies covered by an insurance company at a point in time.

Claims satisfaction levels
Satisfaction levels of IAG customers in the settling of claims in personal lines only. Satisfaction levels are determined from two surveys, the Home and Motor surveys. Surveys are conducted by a third party and include NRMA Insurance, SGIO and SGIC but exclude CGU.

CO_2 emissions
CO_2 emissions are calculated for electricity use, office paper and print paper consumption, fuel consumption and air travel using emission factors obtained from the Australian Greenhouse Office.

communityhelp grants
Cash grants given to community groups through the **community**help grants programme. Figures reported are inclusive of GST.

Contribution to Gross Domestic Product (GDP)
The net earned premium as a percentage of GDP, where GDP was obtained from the Australian Bureau of *Statistics document title "National Income Expenditure and Product" from the National Accounts Catalogue 5206.0* - National Income, Expenditure and Product - June 2005 - Table 3: Key National Account Aggregates.

Customer satisfaction levels
A measure of the end-to-end customer experience when enquiring, taking out or renewing general insurance. Customer satisfaction levels are determined by a third party through telephone interviews with a random sample of customers contacted within 48 hours of service experience.

Electricity use
Includes metered electricity consumption for those sites directly owned or controlled by IAG (approximately 70% of all sites). Where metered data is not available, electricity use has been estimated based on an equivalent floor space model using consumption figures for similar known sites.

Employee engagement
Determined through six questions in the 'Your Voice' employee survey conducted by a third party. The survey assesses the extent to which employees consistently say positive things about working at IAG, want to stay with IAG, and strive to achieve above and beyond what's expected of them.

Employee volunteer hours
Number of hours IAG employees have logged for community/charity leave.

FTE (Full Time Equivalent)
FTE is a measure of the size of the workforce that takes account of part-time employees. It is determined by dividing total workforce hours by 37.5 (Standard Full Time Hours). The FTE includes all permanent full-time, part time employees, employees on a fixed term contract (paid by IAG's payroll) and employees on Leave without Pay (less than 28 calendar days). It excludes guests (not paid by IAG), casuals and employees on Extended Leave without Pay (more than 28 Calendar days) on the day we report on the data.

Fuel consumption
Petrol consumed by IAG's tool of trade fleet. Diesel and LPG use is not reported as it accounts for a very small proportion of overall fuel use (less than 0.2%).

Full-time employees versus part-time employees
Number of full-time versus part-time employees as assessed through internal online Human Resources system codes. Full-time employees work 35 or 37.5 hours per week depending on their Enterprise Agreement. Part-time employees work less than 35 hours per week.

Funding of OH&S department
Funding of OH&S initiatives: includes spending on medical costs for employees, fire protection, St John Ambulance Australia first aid training, the besafe internal education campaign and the Employee Assistance programme.

Funding of OH&S salaries and on-costs: includes salaries and on-costs for staff in the OH&S department.

Funds for community investment
Direct financial support of community groups and programmes, as well as indirect support to help promote and raise awareness of these community organisations. This also includes direct IAG management and administration-related costs. Figures reported are exclusive of GST.

Green electricity
Green Power purchased by IAG. Green Power, which is supplied from Energex as part of a Department of Energy, Utilities and Sustainability Green Power programme.

Headcount
Employees employed by IAG regardless of their hours of work, excluding guests, casual employee and employees on extended leave without pay.

IAG population aged 25-34 (inclusive) compared to the Australian Labour Force of the same age group
The percentage of IAG's employee population who are aged 25-34 (inclusive) compared to the percentage of the Australian Labour force of the same age group.

The IAG population includes those on paid extended leave and excludes staff on unpaid extended leave.

The Australian Bureau of Statistics (ABS) defines Labour Force as the 'labour supply available for the production of economic goods and services in a given period and includes both those employed or unemployed.' Data is obtained from the Australian Labour Market Statistics document published by ABS every quarter.

Indigenous employment
Number of employees who identify themselves as indigenous Australians via a diversity survey included in IAG's new employee starter kits and online diversity and Equal Employment Opportunity training.

Lost Time Injury Frequency Rate (LTIFR)
The number of work-related injuries resulting in one or more days off work, per million hours worked.

Male to female annual salary ratio
The ratio is determined by dividing the average of male employees' total annual salary by the average of female employees' total annual salary.

The average of male employees' total annual salary is determined by dividing the sum of male employees' annual salary by the number of male employees at the end of the reporting period; the average female employees' total annual salary is calculated on the same basis.

Number of fire wardens
The number of staff who have been trained as fire wardens. Staff are trained through an external service provider, Trimivac.

Number of level 2 and 3 customer complaints
IAG records three levels of complaints from its personal insurance customers under the NRMA Insurance, SGIC and SGIO brands. Level 1 includes issues raised at the branch level, Level 2 includes complaints escalated to IAG head office customer relations specialists and Level 3 are those complaints that a customer takes to an external third party for resolution. Figures reported include only Level 2 complaints and those that may become Level 3 complaints.

Number of staff trained in first aid
The number of current staff who had completed first aid training as at 30 September 2005. This comprises staff who attended either a 4-hour CPR training course since January 2004 or hold a current Senior First Aid Certificate.

Office paper consumption
A3 and A4 office paper consumption as determined through an in-house ordering system using two separate

Print paper consumption
Print paper consumption consisting of commercially printed material (booklets, business cards, brochures and customer documentation such as renewals and certificate of insurance).

Recycled waste collected
Commingled waste collection coordinated through VISY. This figure includes recycled paper at 388 George Street, Sydney and Western Australia sites only, and storage box destruction. At present, IAG does not have separate figures for paper recycled, as the recycling bins collect both paper and other types of recycled waste (commingled waste). It is estimated that 90% of waste recycled is paper.

Staff turnover
Turnover percentage is determined by dividing the total number of terminations by headcount. Termination includes all permanent full-time and part-time employees but excludes casual employees, guests, and employees on a fixed term contract.

Sustainability nominations for *rewardhelp*
rewardhelp is the internal staff recognition programme. This indicator takes into account all *reward*help nominations in the Sustainability & Innovations category.

Women in executive management
Total percentage of females on the Executive team.

Women in senior management
Total percentage of females in senior manager positions is determined by women in the position of Senior Manager, Head of and Executive roles as per IAG's organisational structure.

Workplace giving programme
The dollars contributed by staff through our payroll deduction scheme.

82-34821
Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222

IAG
Insurance
Australia
Group

9 November 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNUAL GENERAL MEETING POLL RESULTS

Annual General Meeting Poll Results

At the Annual General Meeting of shareholders held today, polls were held on all items of business as set out in the Notice of Meeting dated 9 September 2005. The Returning Officer has advised that the results of the polls are as follows:

Election of Directors

Resolution 1: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, M John Astbury"

The motion was passed as an ordinary resolution.

Resolution 2: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Geoff Cousins"

The motion was passed as an ordinary resolution.

Resolution 3: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Rowan Ross"

The motion was passed as an ordinary resolution.

Non-Executive Directors' Fees

Resolution 4: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

" For the purposes of Australian Stock Exchange Listing Rule 10.17 and Article 12.12 of the Constitution of the Company, that the maximum aggregate remuneration payable to non-executive Directors be increased by $500,000 to $2,000,000 per annum."

The motion was passed as an ordinary resolution.

Amendment to Constitution

Resolution 5: To consider and, if thought fit, pass the following resolution as an special resolution:

"That the Company's Constitution be amended by deleting Article 12.7 and replacing it with the following new Article 12.7:

A person, other than a person declared eligible by Article 12.4 or 12.10, is not eligible for election as a Director at a general meeting of the Company unless a nomination signed by the nominee has been lodged at the Registered Office at least 55 business days before the general meeting or such shorter period as the Directors determine."

The motion was passed as an special resolution.

Remuneration Report

Resolution 6: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2005 be adopted."

The motion was passed as an ordinary resolution.

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

SCHEDULE A

:E AUSTRALIA GROUP LIMITED

'0 739 923

. GENERAL MEETING

JRE OF PROXY VOTES

		NUMBER OF PROXY VOTES WHICH THE APPOINTMENTS SPECIFIED AS:				TOTAL NO. OF PROXY VOTES EXERCISABLE	POLL RESULTS			PASSED/ DEFEATED
'ION		FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION		TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	
TION	1	409,328,262	7,012,519	4,236,305	28,645,193	444,985,974	440,127,530	7,048,566	4,259,083	passed
TION	2	408,431,657	7,633,914	4,254,008	28,906,670	444,972,241	439,499,588	7,673,456	4,267,348	passed
TION	3	391,082,865	20,820,216	4,416,737	32,907,133	444,810,214	426,139,125	20,867,392	4,434,577	passed
TION	4	342,462,599	71,171,716	4,187,276	16,214,025	429,848,340	359,489,486	71,330,479	4,317,251	passed
TION	5	396,144,762	15,825,184	7,669,067	29,594,266	441,564,214	427,860,612	15,895,961	7,688,331	passed
TION	6	394,052,881	18,536,327	7,472,314	29,168,774	441,757,982	425,321,616	18,615,176	7,501,527	passed

32-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

10 November 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

AMENDED CONSTITUTION

Attached is IAG's constitution that has been amended following approval by shareholders at yesterday's Annual General Meeting of an amendment relating to the nomination period for the election of directors.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (49 pages)

Corporations Act 2001 (Cwlth)

Approved by Members
9 November 2005

Insurance Australia Group Limited
ACN 090 739 923

CONSTITUTION

Mallesons Stephen Jaques
Solicitors
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Phone: (61 2) 9296 2000
Fax: (61 2) 9296 3999
Ref: SMF:DLF

INSURANCE AUSTRALIA GROUP LIMITED

Index of Company Constitution

Corporations Act 2001 (Cwlth)

Constitution

of

INSURANCE AUSTRALIA GROUP LIMITED

a company limited by shares

ACN 090 739 923

1 Preliminary

Definitions

1.1 The following words have these meanings in this Constitution unless the contrary intention appears.

Alternate Director means a person appointed as an alternate director under Article 14.6.

Article means an Article of this Constitution.

ASX means Australian Stock Exchange Limited.

ASIC means the Australian Securities & Investments Commission.

Auditor means the appointed auditor of the Company.

CHESS means Clearing House Electronic Subregister System.

CHESS Approved Securities means securities of the Company which are approved by SCH in accordance with the SCH Business Rules.

Company means Insurance Australia Group Limited.

Constitution means this Constitution as amended from time to time, and a reference to an Article has a corresponding meaning.

Corporate Records means:

(a) all written communication to the Directors from the Company and any subsidiary including, but not limited to, monthly management reports, board papers, submissions, minutes, letters, memoranda, board sub-committee papers and other documents made available to the Directors or referred to in any of the above documents;

(b) periodic and management accounts, forecasts and budgets;

(c) corporate and tax returns, statutory registers and records,

of the Company and any subsidiary.

Corporations Act means the Corporations Act 2001 (Cwlth).

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Executive Director means a person appointed as an executive director under Article 14.27.

Listing Date means the day on which shares in the Company were first quoted by ASX.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Managing Director means a person appointed as a managing director under Article 14.27.

Member means a person entered in the Register as a member of the Company.

Operating Rules means the operating rules of the Prescribed CS Facility, within the meaning of the Corporations Act.

Prescribed CS Facility has the same meaning as in the Corporations Act.

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of a determination means 10% per annum.

Register means the register of members of the Company under the Corporations Act and if appropriate includes a branch register.

Registered Office means the registered office of the Company.

Representative means a person appointed to represent a corporate Member at a general meeting of the Company in accordance with the Corporations Act.

Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.

SCH means ASX Settlement and Transfer Corporation Pty Limited.

SCH Business Rules means the Business Rules made by SCH, and in Articles 2.11, 5.2 and 5.4, the Operating Rules of any other Prescribed CS Facility to the extent they are applicable.

Secretary means a person appointed under Article 15.1 as secretary of the Company, and where appropriate includes an acting secretary and a person appointed by the Directors to perform all or any of the duties of a secretary of the Company.

Section means a section of the Corporations Act.

State means the State or Territory in which the Company is for the time being registered.

Interpretation

1.2 In this Constitution unless the contrary intention appears:

(a) words importing any gender include all other genders;

(b) the word person includes a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(c) the singular includes the plural and vice versa;

(d) a reference to a law includes regulations and instruments made under the law;

(e) a reference to a law or a provision of a law includes amendments, re-enactments or replacements of that law or the provision, whether by the State or the Commonwealth of Australia or otherwise;

(f) a power, an authority or a discretion reposed in a Director, the Directors, the Company in general meeting or a Member may be exercised at any time and from time to time;

(g) a reference to an amount paid on a share includes an amount credited as paid on that share;

(h) where, by a provision of this Constitution, a document including a notice is required to be sent or signed, that requirement may be satisfied in relation to an electronic communication of the document in any manner permitted by law or by any State or Commonwealth law relating to electronic transmissions or in any other manner approved by the Directors; and

(i) "writing" and "written" includes printing, typing and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise.

1.3 Unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act.

1.4

(a) Headings are inserted for convenience and are not to affect the interpretation of this Constitution.

(b) This Constitution is divided into Parts.

Replaceable rules not to apply

1.5 The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and accordingly do not apply to the Company.

Currency[i]

1.6 The Directors may:

(a) differentiate between Members as to the currency in which any amount payable to a Member is paid (whether by way of or on account of dividends, repayment of capital, participation in surplus property of the Company or otherwise);

(b) determine to pay a distribution in a currency other than Australian dollars and the amount payable may be converted from an amount in Australian dollars or to an amount in Australian dollars in any manner, at any time and at any exchange rate as the Directors think fit; and

(c) in deciding the currency in which a payment is to be made to a Member, have regard to the registered address of the Member, the register on which a Member's Shares are registered and any other matters as the Directors consider appropriate.

1.7 Notwithstanding Article 1.6, where an amount is payable by the Company to the holder of a preference share in a currency other than Australian dollars, and the amount is not paid when due or the Company has commenced winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate for the sale of the foreign currency. Reference rate means the rate applicable in the market at the time set by the Directors under the terms of issue of the preference shares.

Listing Rules[ii]

1.8 If, and for so long as, the Company is admitted to the Official List of ASX, the following clauses apply:

(a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

2 Share capital and variation of rights

Directors to issue shares

2.1 Subject to the Corporations Act, the Listing Rules, this Constitution and any special rights conferred on the holders of any shares or class of shares:

(a) the issue of shares in the Company is under the control of the Directors and the Directors may issue or dispose of shares to such persons at such times and on such terms and conditions and having attached to them such preferred, deferred or other special rights or such restrictions, whether with regard to dividend, voting, return of capital or otherwise as the Directors think fit;

(b) the Directors may grant to any person an option over shares or pre-emptive rights during such time and for such consideration as they think fit; and

(c) the Directors have the right to settle the manner in which fractions of a share, however arising, are to be dealt with.

Preference shares[iii]

2.2

(a) The Company may issue preference shares and issued shares may be converted into preference shares provided that the rights of the holders of the preference shares with respect to the repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividends in relation to other shares or other classes of preference shares are:

(i) set out in schedule 1; or

(ii) approved by a resolution of the Company in accordance with the Corporations Act.

(b) The rights of holders of preference shares issued by the Company otherwise than pursuant to schedule 1, but in accordance with the Corporations Act, are determined by the terms of issue of the preference shares and the relevant resolution of the Company, and are not determined by or affected by the rights set out in schedule 1.

(c) Subject to the Corporations Act and the Listing Rules, the Company may issue preference shares which are, or are at the option of the Company to be liable, to be redeemed or to be converted into other shares on such conditions and in such a manner as the Directors decide under the terms of issue of the preference shares.

(d) Subject to the Corporations Act and the Listing Rules, the Company may issue any combination of fully paid, partly paid or unpaid preference shares.

(e) Notwithstanding this Article 2.2 and schedule 1, the Company may not issue a preference share that confers on the holder rights that are inconsistent with those specified in the Listing Rules, except to the extent of any waiver or modification of the Listing Rules by ASX.

Variation of rights

2.3 If the share capital is divided into different classes of shares, the rights attached to a class, unless otherwise provided by the terms of issue of the shares of that class, may be varied or cancelled in any way with:

(a) the consent in writing of the holders of at least three-quarters of the issued shares of that class; or

(b) the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

2.4 The rights conferred on the holders of the shares of any class are not to be taken as varied by the issue of further shares ranking equally with the first-mentioned shares unless otherwise:

(a) expressly provided by the terms of issue of the first-mentioned shares; or

(b) required by the Corporations Act or the Listing Rules.

2.5 The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by at least 2 persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum); and

(b) any holder of shares of the class, present in person or by proxy, or attorney or Representative, may demand a poll.

Recognition of interests

2.6 The Company is not required to recognise a person as holding a share on any trust, whether or not it has notice of the trust, except as required by law.

2.7 The Company is not required to recognise any equitable, contingent, future or partial interest in any share or unit of a share or any other right in respect of a share except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right concerned, except as required by law.

Joint holders of shares

2.8 Where 2 or more persons are registered as the joint holders of shares then they are deemed to hold the shares as joint tenants with rights of survivorship.

2.9 The Company is not bound:

(a) to register more than 3 persons as joint holders of a share; or

(b) to issue more than 1 certificate or holding statement in respect of shares jointly held.

The Company must, however, include the names of all joint holders on all certificates, holding statements and mailings of or by the Company.

Confirmation of holdings

2.10 Any certificate for shares must be issued and despatched in accordance with the Corporations Act and the Listing Rules.

2.11 Subject to the Listing Rules and SCH Business Rules the Company may elect that all shares or any class of shares may only be held as uncertificated holdings.

2.12 Subject to the Corporations Act:

(a) the Directors may in their absolute discretion decide whether to issue a certificate or holding statement to a Member for shares registered in the Member's name; and

(b) no Member is entitled to receive a certificate or holding statement for shares.

2.13 Without limiting Article 2.12, all shares issued prior to the Listing Date are issued on the condition that the Directors are not required to issue certificates or holding statements in respect of those shares unless and until the Directors consider it necessary or convenient to do so in connection with listing on ASX or quotation of shares.

3 Lien

Lien on share

3.1 The Company has a first and paramount lien on every share for:

(a) all due and unpaid calls and instalments in respect of that share;

(b) all money which the Company has been called on by law to pay, and has paid, in respect of that share;

(c) interest at the Prescribed Interest Rate on the amount due from the date it becomes due until payment; and

(d) reasonable expenses of the Company in respect of the default on payment.

3.2 The Company also has a first and paramount lien on each share registered in the name of the Member for all money payable to the Company by a Member under loans made under an employee incentive scheme and the lien extends to all dividends from time to time declared, paid or made in respect of that share.

3.3 A lien under Article 3.1 or 3.2 extends to all dividends from time to time declared, paid or made in respect of that share.

3.4 Nothing in this Constitution prejudices or affects any right or remedy which any law may confer on the Company and as between the Company and every Member, Member's executors, administrators and estate wherever constituted or situated any right or remedy which any law confers on the Company is enforceable by the Company.

3.5 The Directors may at any time exempt a share wholly or in part from the provisions of Articles 3.1, 3,2 and 3.3.

3.6 The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

Sale under lien

3.7 Subject to Article 3.8, the Company may sell, in any manner the Directors think fit, any share on which the Company has a lien.

3.8 A share on which the Company has a lien may not be sold by the Company unless:

(a) a sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

Transfer on sale under lien

3.9 For the purpose of giving effect to a sale under Article 3.7, the Company may receive the consideration, if any, given for the share so sold and may execute a transfer of the share sold in favour of the purchaser of the share, or do all such other things as may be necessary or appropriate for it to do to effect the transfer.

3.10 The Company must register the purchaser as the holder of the share comprised in any such transfer and the purchaser is not bound to see to the application of the purchase money.

3.11 The title of the purchaser to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

Proceeds of sale

3.12 The proceeds of a sale under Article 3.7 must be applied by the Company in payment of the amount in respect of which the lien exists

as is presently payable, and the residue, if any, must be paid to the person entitled to the share immediately before the sale.

Company's right to recover payments[iv]

3.13 A Member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the Member, the death of a Member or the Member's shares or any distributions on the Member's shares, including dividends, where the Company is either:

(a) obliged by law to make the relevant payment; or

(b) advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxing authority that the Company is obliged by law to make the relevant payment.

The Company is not obliged to advise the Member in advance of its intention to make the payment.

4 Calls on shares

Directors to make calls

4.1 The Directors may make calls on a Member in respect of any money unpaid on the shares of that Member, if the money is not by the terms of issue of those shares made payable at fixed times.

4.2 A call may be made payable by instalments.

4.3 The Directors may revoke or postpone a call.

Time of call

4.4 A call is to be deemed to be made at the time when the resolution of the Directors authorising the call is passed.

Members' liability

4.5 Each Member must upon receiving not less than 30 business days notice specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on that Member's shares.

4.6 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

4.7 The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

Interest on default

4.8 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

Fixed instalments deemed calls

4.9 Subject to any notice requirements under the Listing Rules, any sum

at a fixed date, is deemed for the purposes of this Constitution to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

Differentiation between shareholders as to calls

4.10 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

Prepayment of calls

4.11 The Directors may accept from a Member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

4.12 The Directors may authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed on between the Directors and the Member paying the sum.

5 Transfer of shares

Forms of instrument of transfer

5.1 Subject to the Listing Rules and to this Constitution, shares in the Company are freely transferable and a Member may transfer all or any of the Member's shares:

(a) by instrument in writing in any usual or common form or in any other form that the Directors approve;

(b) in accordance with Article 5.2; or

(c) by any other method of transfer approved by the Directors.

Registration procedure[v]

5.2

(a) The Company may participate in any computerised or electronic share registration and transfer system in accordance with the Corporations Act, the Listing Rules and the SCH Business Rules, or the corresponding laws and rules of a foreign jurisdiction, to the extent they are applicable.

(b) If the Company participates in systems of the kind described in Article 5.2(a), shares may be transferred in accordance with the rules and procedures of the applicable system.

5.3 If an instrument of transfer is to be used to transfer a share in accordance with Article 5.1(a):

(a) the instrument of transfer must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act; and

(b) the instrument of transfer must be left for registration at the share registry of the Company, accompanied by the information the Directors properly require (if any) to show the right of the transferor to make the transfer,

and in that event the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as a holder of the share.

5.4 Except as provided by the Corporations Act, the Listing Rules and the SCH Business Rules or the rules of any other applicable system of the kind referred to in Article 5.2(a), a transferor of a share remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the share and a transfer of a share does not pass the right to any dividends declared on the share until registration.

5.5 The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except where the issue of a certificate is to replace a lost or destroyed certificate.

Directors' powers to apply a holding lock and to decline to register[vi]

5.8 If permitted to do so by the Listing Rules the Directors may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) decline to register a transfer of shares in the Company to which paragraph (a) does not apply.

5.9 The Directors must:

(a) request SCH to apply a holding lock to prevent transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) decline to register any transfer of shares in the Company to which paragraph (a) does not apply;

if:

(c) the Listing Rules require the Company to do so; or

(d) the transfer is in breach of the Listing Rules or a Restriction Agreement.

5.10 If in the exercise of their rights under Articles 5.8 and 5.9 the Directors request application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must give written notice to the holder of the security of the refusal to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Directors.

7 Transmission of shares

Transmission of shares on death of holder

7.1 In the case of the death of a Member:

(a) the survivor or survivors where the deceased was a joint holder; and

(b) the legal personal representatives of the deceased where the deceased was a sole holder,

are the only persons recognised by the Company as having any title to the deceased's interest in shares held by that Member. Nothing in this Article 7.1 releases the estate of a deceased joint holder from any liability in respect of a share held jointly by the deceased with other persons.

Right to registration on death, bankruptcy or mental incapacity

7.2 Subject to any applicable legislation, a person becoming entitled to a share in consequence of the death, bankruptcy or mental incapacity of a Member may, on such information being produced as is properly required by the Directors, either elect to be registered as holder of the share or nominate another person to be registered as the transferee of the share. Where the surviving joint holder becomes entitled to a share in consequence of the death of a Member the Directors must, on satisfactory evidence of that death being produced to them, direct the Register to be altered accordingly.

7.3 If the person becoming entitled elects to be registered as holder of the share under Article 7.2, the person must deliver or send to the Company a notice in writing signed by the person, in such form as the Directors approve, stating that the person so elects.

7.4 If the person becoming entitled nominates another person to be registered as the transferee of the share under Article 7.2, the person must execute a transfer of the share to the other person.

7.5 All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, and the registration of transfer of, shares are applicable to any such notice or transfer as if the death, bankruptcy or mental incapacity of the Member had not occurred and the notice or transfer was a transfer signed by that Member.

Effect of transmission

7.6 If the registered holder of a share dies, or becomes bankrupt or mentally incapacitated, the personal representative or the trustee of the estate of the registered holder, as the case may be, is, on the production of such information as is properly required by the Directors, entitled to the same dividends, distributions and other advantages, and to the same rights, whether in relation to meetings of the Company, or to voting or otherwise, as the registered holder would have been entitled to if the registered holder had not died, or become bankrupt or mentally incapacitated.

7.7 If 2 or more persons are jointly entitled to any share in consequence of the death of the registered holder, they are, for the purpose of this Constitution, deemed to be joint holders of the share.

8 Forfeiture of shares

Notice requiring payment of call

8.1 If a Member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time afterwards during such time as any part of the call or instalment remains unpaid, serve a notice on the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of that non-payment.

8.2 The notice must name a further day, not earlier than the expiration of 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for failure to comply with notice

8.3 A share in respect of which the notice under Article 8.1 has not been complied with may at any time, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

8.4 A forfeiture under Article 8.3 includes all dividends and other distributions declared or to be made in respect of the forfeited shares and not actually paid or distributed before the forfeiture.

8.5 Subject to the Corporations Act a share forfeited under Article 8.3 may be sold, re-issued or otherwise disposed of to whom and on such terms as the Directors think fit.

8.6 If any share is forfeited under Article 8.3 notice of the forfeiture must be given to the Member holding the share immediately prior to the forfeiture and an entry of the forfeiture and its date must be made in the Register.

8.7 The Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

Cancellation of forfeiture

8.8 At any time before a sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

Effect of forfeiture on former holder's liability

8.9 A person whose shares have been forfeited:

(a) ceases to be a Member in respect of the forfeited shares and loses all entitlement to dividends and other distributions or entitlements on the shares; and

(b) remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares, plus interest at the Prescribed Interest Rate from the date of forfeiture and also reasonable expenses of sale.

Evidence of forfeiture

8.10 A statement in writing declaring that the person making the statement is a Director or a Secretary of the Company, and that a share in the Company has been forfeited in accordance with this Constitution on the date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

Transfer of forfeited share

8.11 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may execute or effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

8.12 On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

8.13 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

Forfeiture applies to non-payment of instalment

8.14 The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

10 General meetings

Annual general meeting

10.1 Annual general meetings of the Company are to be held in accordance with the Corporations Act.

Convening general meeting

10.2 The Directors may convene a general meeting of the Company whenever they think fit.

10.3 The Directors must convene and arrange to hold a general meeting if required by Members to do so under the Corporations Act.

Notice of general meeting

10.4 Notice of a meeting of Members must be given in accordance with the Corporations Act.

10.5 In computing the period of notice under Article 10.4, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

(a) must set out the place, date and time of meeting, and state the general nature of the business to be dealt with at the meeting and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate the holding of the meeting in that manner;

(b) must state that:

(i) a Member who is entitled to attend and cast a vote at the meeting has a right to appoint a proxy;

(ii) a proxy need not be a Member; and

(iii) a Member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes which each proxy is appointed to exercise;

(c) must specify a place and a fax number for the purposes of receipt of proxy appointments; and

(d) may specify an electronic address for the purposes of receipt of proxy appointments.

10.7 If a special resolution is to be proposed, the notice of meeting must set out an intention to propose the special resolution and state the resolution.

10.8 The non-receipt of notice of a general meeting by, or the accidental omission to give notice of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting.

Postponement or cancellation of meeting

10.9 Where a meeting of Members (including an annual general meeting) is convened by the Directors they may, whenever they think fit, cancel the meeting or postpone the holding of the meeting to a date and time determined by them.

10.10 Notice of cancellation or postponement of a general meeting must:

(a) be given to each Member individually and to each other person entitled to be given notice of that meeting under the Corporations Act or this Constitution ; and

(b) state the reason for cancellation or postponement.

10.11 Notice of postponement of the holding of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in 2 or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

10.12 The number of clear days from the giving of a notice postponing the holding of a general meeting to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice required to be given by this Constitution or the Corporations Act of the general meeting.

10.13 The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the notice convening the meeting.

10.14 The accidental omission to give notice of the cancellation or postponement of a meeting to, or the non-receipt of any such notice by, a Member or person entitled to notice does not invalidate that cancellation or postponement or any resolution passed at a postponed meeting.

10.15 Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a Representative, a proxy or an attorney or a Representative is authorised to attend and vote at a general meeting to be held on a specified date or at a general meeting or general meetings to be held on or before a specified date; and

(b) the holding of the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this Article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of representative unless the Member appointing the proxy, attorney or representative gives to the Company at its registered office notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

10.16 Articles 10.9 to 10.15 (both inclusive) do not apply to a general meeting convened in accordance with the Corporations Act:

(a) by a single Director;

(b) by the Directors on the request of Members;

(c) by Members; or

(d) by a court.

11 Proceedings at general meetings

Membership at a specified time

11.1 The Directors may determine, for the purposes of a particular general meeting, that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

Representation of Member

11.2 A Member may be present and vote in person or may be represented at any meeting of the Company by:

(a) proxy;

(b) attorney; or

(c) in the case of a body corporate which is a Member, a Representative.

11.3 Unless the contrary intention appears, a reference to a Member in Article 11 means a person who is a Member, a proxy or attorney of that Member or a Representative of that Member.

Quorum

11.4 Subject to Article 11.7, 25 Members present in person or by proxy, attorney or Representative are a quorum at a general meeting.

11.5 An item of business may not be transacted at a general meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the beginning of a meeting it is to be deemed present throughout the meeting unless the chair of the meeting on the chair's own motion or at the request of a Member, proxy, attorney or Representative who is present declares otherwise.

11.6 If within 15 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by a Director, or by, or at the request of, Members, is dissolved; and

(b) in any other case stands adjourned to the same day in the next week and the same time and place, or to such other day, time and place as the Directors appoint by notice to the Members and others entitled to notice of the meeting.

11.7 At a meeting adjourned under Article 11.6(b), 2 persons each being a Member, proxy, attorney or Representative present at the meeting are a quorum and, if a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

Appointment and powers of chair of general meeting

11.8 If the Directors have elected 1 of their number as chair of their meetings, that person is entitled to preside as chair at a general meeting.

(a) a chair has not been elected by the Directors; or

(b) the elected chair is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chair of the meeting (in order of precedence): the Deputy Chair (if any); a Director chosen by a majority of the Directors present; the only Director present; a Member chosen by a majority of the Members present in person or by proxy, attorney or Representative.

Conduct of general meetings

11.10 The chair of a general meeting:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chair's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chair considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chair under this Article is final.

Adjournment of general meeting

11.11 The chair of a general meeting may at any time during the course of the meeting adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion and may adjourn any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting. In exercising the discretion conferred by this Article, the chair may, but need not, seek the approval of the Members present; but unless otherwise required by the chair, no vote may be taken or demanded by the Members present in respect of any adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 When a meeting is adjourned for 1 month or more, notice of the adjourned meeting must be given as in the case of an original meeting.

11.13 Except as provided by Article 11.12, it is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

11.14 A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

11.15 A resolution passed at a meeting resumed after an adjournment is passed on the day it was passed.

Voting on a resolution

11.16 At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded in accordance with the Corporations Act.

11.17 Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chair that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact. Neither the chair nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

Questions decided by majority

11.18 Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

Poll

11.19 If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chair and the result of the poll is the resolution of the meeting at which the poll was demanded.

11.20 A poll demanded on the election of a chair or on a question of adjournment must be taken immediately.

11.21 A demand for a poll may be withdrawn.

Equality of votes - chair has no casting vote

11.22 If there is an equality of votes, either on a show of hands or on a poll, the chair of the meeting is not entitled to a casting vote in addition to any votes to which the chair is entitled as a Member or proxy or attorney or Representative.

Entitlement to vote

11.23 Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or Representative of a Member (or in more than 1 of those capacities) has 1 vote; and

(b) on a poll every person present who is a Member or proxy, attorney or Representative has:

(i) for each fully paid share that the person holds or represents - 1 vote; and

(ii) for each share other than a fully paid share that the person holds or represents - that proportion of 1 vote that the amount paid (not credited) on the share bears

to the total amounts paid and payable on the share (excluding amounts credited),

but a person is not entitled to vote at a general meeting in respect of shares which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

Payments on shares

11.24 For the purposes of Article 11.23:

(a) a share is taken to be a fully paid share only if all amounts paid and payable on the share have been paid or credited as paid; and

(b) any amount paid or credited as paid on a share in advance of a call is not to be taken as paid or credited as paid on the share.

Joint shareholders' vote

11.25 If 2 or more joint holders of a share in the Company purport to vote in respect of that share on a resolution, the vote of those joint holders will only be valid for the relevant resolution in respect of that share if the joint holders vote in the same way.

Vote of shareholder of unsound mind

11.26 If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Member's committee or trustee or such other person as properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

Effect of unpaid call

11.27 A Member is not entitled to cast a vote at a general meeting attached to a share on which a call is due and payable and has not been paid.

Objection to voting qualification

11.28 An objection may not be raised to the right of a person to attend or vote at the meeting or adjourned meeting except at that meeting or adjourned meeting. Any such objection must be referred to the chair of the meeting, whose decision is final. A vote not disallowed under such an objection is valid for all purposes.

Appointment of proxy

11.29 An appointment of a proxy is valid even if it does not contain the Company's name.

Director entitled to speak at meeting

11.30 A Director is entitled to speak at all general meetings and all separate general meetings of the holders of any class of shares in the capital of the Company.

12 The Directors

Number of Directors

12.1 The number of Directors is to be not less than 3 nor more than:

(a) 12; or

(b) any lesser number than 12 as is determined by the Directors from time to time, but the number so determined at a particular time must not be less than the number of Directors when the determination takes effect.

The Directors in office at the time of adoption of this Constitution continue in office subject to this Constitution.

12.2 The Company in general meeting may by resolution increase or reduce the number of Directors, and may also determine the rotation in which the increased or reduced number is to retire from office.

Rotation of Directors

12.3 At each annual general meeting one-third of the Directors for the time being, or, if their number is not 3 nor a multiple of 3, then the number nearest one-third, and any other Director not in such one-third who has held office for 3 years or more, must retire from office. In determining the number of Directors to retire, no account is to be taken of a Director who only holds office until the conclusion of the meeting in accordance with Article 12.10 or the Managing Director who is exempted from retirement by rotation in accordance with Article 14.28.

12.4 A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election.

12.5 The Directors to retire at any annual general meeting are those who have been longest in office since their last election, but, as between persons who were last elected as Directors on the same day, those to retire must be determined by lot, unless they otherwise agree between themselves.

12.6 The Company may, at an annual general meeting at which a Director retires, by resolution fill the vacated office by electing a person to that office.

12.7 A person, other than a person declared eligible by Article 12.4 or 12.10, is not eligible for election as a Director at a general meeting of the Company unless a nomination signed by the nominee has been lodged at the Registered Office at least 55 business days before the general meeting or such shorter period as the Directors determine.

Share qualification of Directors

12.8 A Director is not required to hold a share in the Company.

Casual vacancy

12.9 The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the number determined in accordance with Articles 12.1 and 12.2.

12.10 A Director appointed under Article 12.9 holds office until the conclusion of the next annual general meeting of the Company but is eligible for election.

Removal of Director

12.11 The Company in general meeting may, in accordance with the requirements of the Corporations Act, remove a Director from office as a Director.

Remuneration of Directors

12.12 The Directors are entitled to be paid out of the funds of the Company as remuneration for their services as Directors such sum accruing from day to day as the Company in general meeting determines. Until so determined, their aggregate remuneration is to be not more than $1.5m per annum, to be divided among them in such proportion and manner as they agree or, in default of agreement, equally. This Article does not apply to the remuneration of a Managing Director or an Executive Director in either capacity.

12.13 Subject to the Listing Rules, if the number of Directors in office is greater than the number in office when the Directors' remuneration was last determined (whether at a general meeting or by Article 12.12) each additional Director is entitled, until the remuneration of the Directors is next determined at a general meeting, to be paid as remuneration for services as a Director an amount per annum obtained by dividing the aggregate amount paid to the other Directors as remuneration for their services as Directors by the number of the other Directors.

12.14 If a Director at the request of the Directors performs additional or special duties for the Company, the Company may remunerate that Director by payment of a fixed sum or salary to be determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's remuneration under the preceding Articles.

12.15 Subject to the Listing Rules, the Company may pay a former Director, or the estate of a Director who dies in office, a retirement benefit in recognition of past services in the amount determined by the Directors, but not exceeding the amount permitted to be paid by the Corporations Act. The Company may also enter into a contract with a Director providing for payment of a retiring benefit. A retirement benefit paid under this Article is not remuneration to which Article 12.12 applies.

12.16 A Director is also entitled to be reimbursed out of the funds of the Company such reasonable travelling, accommodation and other expenses as the Director may incur when travelling to or from meetings of the Directors or a Committee or when otherwise engaged on the business of the Company.

Director's interests

12.17 A Director is not disqualified by the Director's office and the fiduciary relationship established by it, from holding any office or place of profit, other than that of Auditor, under the Company or a related body corporate. A Director may, subject to the Corporations Act:

(a) be or become a Director of or otherwise hold office or a place of profit in any other company promoted by the Company or in which the Company may be interested as vendor, shareholder or otherwise;

(b) contract or make any arrangement with the Company or any related body corporate whether as vendor, purchaser, broker, solicitor or accountant or other professional person or otherwise and any contract or arrangement entered or to be entered into by or on behalf of the Company or any related body corporate in which any Director is in any way interested is not avoided for that reason; and

(c) participate in any association, institution, fund, trust or scheme for past or present employees or Directors of the Company or any related body corporate, a related body corporate or any of their respective predecessors in business or their dependants or persons connected with them.

12.18 A Director who:

(a) holds any office or place of profit under the Company;

(b) holds any office or place of profit referred to in Article 12.17(a);

(c) is involved in a contract or arrangement referred to in Article 12.17(b); or

(d) participates in an association or otherwise under Article 12.17(c),

is not by reason only of that fact or any interest resulting from it or the fiduciary relationship established by it liable to account to the Company for any remuneration or other benefits accruing from it.

12.19 A Director or a firm of which the Director is a partner or employee may act in a professional capacity, other than as Auditor, for the Company or any related body corporate and a Director or a Director's firm is entitled to remuneration for professional services as if the relevant Director was not a Director.

12.20 Each Director must disclose that Director's interests to the Company in accordance with the Corporations Act.

12.21 A Director who has a material personal interest in a matter that is being considered at a meeting of the Directors may:

(a) participate in the meeting and vote on any matter, resolution or decision; and

(b) be present while any matter, resolution or decision is being considered at the meeting,

subject to the Corporations Act having been complied with regarding disclosure of and voting on matters involving material personal interests. Except as provided by the Corporations Act, a Director is not disqualified from voting on account of interest on a matter, resolution or decision as contemplated by paragraph (a) or from being present at a meeting as contemplated by paragraph (b).

12.22 The Director may be counted in the quorum present at any Directors' meeting at which the contract, proposed contract or arrangement or other matter is considered if the Director is permitted by the Corporations Act to be present during the consideration.

12.23 For the purposes of Article 12.21, a Director does not have an interest in a matter relating to an existing or proposed contract of insurance merely because the contract insures, or would insure, the Director against a liability incurred by the Director as an officer of the Company or of a related body corporate. This Article does not apply if the Company is the insurer.

12.24 The restrictions contained in Article 12.21 may at any time or times be suspended or relaxed to any extent and either prospectively or retrospectively by resolution of the Company in general meeting, if that is permitted by the Corporations Act.

12.25 A Director may, notwithstanding the Director's interest, and whether or not the Director is entitled to vote, or does vote, participate in the execution of any instrument by or on behalf of the Company and whether through signing or sealing the same or otherwise.

Vacation of office of Director

12.26 In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company;

(c) is removed from the office under Article 12.11; or

(d) is not present personally or by an Alternate Director or by a proxy at meetings of the Directors for a continuous period of 3 months without leave of absence from the Directors.

13 Powers and duties of Directors

Directors to manage Company

13.1 The business of the Company is to be managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by

13.2 Without limiting the generality of Article 13.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

Appointment of attorney

13.3 The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

13.4 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

Minutes

13.5 The Directors must cause minutes of meetings to be made and kept in accordance with the Corporations Act.

Execution of Company cheques, etc

13.6 Cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and receipts for money paid to the Company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner and by such persons as the Directors determine from time to time.

14 Proceedings of Directors

Directors' meetings

14.1 The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

14.2 A Director may at any time, and the Secretary must on the written request of a Director, convene a meeting of the Directors.

Questions decided by majority

14.3 Questions arising at a meeting of Directors are to be decided by a majority of votes of Directors present and entitled to vote and any such decision is for all purposes to be deemed a decision of the Directors.

14.4 A person who is present at a meeting of Directors as an Alternate Director or as a proxy for another Director has 1 vote for each absent Director who would be entitled to vote if present at the meeting and for whom that person is an Alternate Director or proxy; and if that person is also a Director has 1 vote as a Director in that capacity.

Chair's casting vote

14.5 The chair of the meeting does not have a casting vote.

Alternate Directors and proxies

14.6 Subject to the Corporations Act, a Director may, appoint a person, approved by a majority of the other Directors to be an Alternate

Director in the Director's place during such period as the Director thinks fit.

14.7 An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not attend a meeting, is entitled to attend and vote in the appointor's stead.

14.8 An Alternate Director may exercise all the powers except the power to appoint an Alternate Director and, subject to the Corporations Act, may perform all the duties of the appointor insofar as the appointor has not exercised or performed them.

14.9 Whilst acting as a Director, an Alternate Director is responsible to the Company for the Alternate Director's own acts and defaults and the appointor is not responsible for them.

14.10 An Alternate Director is not entitled to receive from the Company any remuneration or benefit under Article 12.12 or 12.15.

14.11 The appointment of an Alternate Director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor ceases to be a Director.

14.12 An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

14.13 An Alternate Director is not to be taken into account separately from the appointor in determining the number of Directors.

14.14 A Director may attend and vote by proxy at a meeting of the Directors if the proxy:

(a) is another Director; and

(b) has been appointed in writing under the signature of the appointor,

and such an appointment may be general or for 1 or more particular meetings. A Director present as a proxy for another Director who would be entitled to vote if present at the meeting has 1 vote for that other Director and 1 vote as a Director in that capacity.

Quorum for Directors' meeting

14.15 At a meeting of Directors, the number of Directors whose presence in person or by proxy is necessary to constitute a quorum is 3 or any greater number determined by the Directors from time to time. For the purposes of this Article, a quorum is present at a meeting of the Directors during the consideration of a matter only if at least 2 Directors entitled to vote on any motion that may be moved at the meeting in relation to that matter are present.

Remaining Directors may act

14.16 The continuing Directors may act notwithstanding a vacancy in their number but, if and so long as their number is reduced below the

in an emergency, act only for the purpose of filling vacancies to the extent necessary to bring their number up to that minimum or of convening a general meeting.

Chair of Directors

14.17 The Directors may elect 1 of their number as chair of their meetings and may also determine the period for which the person elected as chair is to hold office.

14.18 If a Directors' meeting is held and:

(a) a chair has not been elected as provided by Article 14.17; or

(b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Directors present must elect 1 of their number to be a chair of the meeting.

Directors' committees

14.19 The Directors may delegate any of their powers, other than powers required by law to be dealt with by Directors as a board, to a committee or committees consisting of at least 1 of their number and such other persons as they think fit.

14.20 A committee to which any powers have been delegated under Article 14.19 must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised is deemed to have been exercised by the Directors.

14.21 The members of a committee may elect 1 of their number as chair of their meetings. If a meeting of a committee is held and:

(a) a chair has not been elected; or

(b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect 1 of their number to be chair of the meeting.

14.22 A committee may meet and adjourn as it thinks proper.

14.23 Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting. The chair of the meeting does not have a casting vote.

Written resolution by Directors

14.24 A resolution in writing signed by all the Directors who are then in Australia and are eligible to vote on the resolution (being at least a quorum) is as valid and effectual as if it had been passed at a meeting of the Directors held at the time when the written resolution was last signed by an eligible Director. A written resolution may consist of several documents in like form, each signed by 1 or more Directors.

Use of technology

14.25 A Directors' meeting may be called or held using any technology consented to by each Director. The consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting.

Validity of acts of Directors

14.26 All acts of the Directors, a committee or a person acting as a Director or committee or member of a committee are valid notwithstanding that it is afterwards discovered that there was a defect in the appointment election or qualification of them or any of them or that they or any of them were disqualified or had vacated office.

Appointment of Managing and Executive Directors

14.27 The Directors may appoint 1 or more of their number to the office of Managing Director or as an Executive Director or to any other office, except auditor, of employment under the Company for the period and on the terms they think fit. The Directors may, subject to the terms of any contract between the relevant Director and the Company, at any time remove or dismiss any Managing Director or Executive Director from that office and may appoint another Director in their place. A Managing Director or Executive Director automatically ceases to be a Managing Director or Executive Director on ceasing to be a Director.

14.28 1 Managing Director, nominated by the Directors, is exempt from retirement by rotation and is not counted under Article 12.3 for determining the rotation of retirement of the other Directors.

Remuneration of Managing and Executive Directors

14.29 The remuneration of a Managing Director or an Executive Director may be fixed by the Directors and may be by way of salary or commission or participation in profits or by all or any of those modes, but may not be by a commission or percentage of operating revenue.

Powers of Managing and Executive Directors

14.30 The Directors may confer on a Managing Director or an Executive Director such of the powers exercisable by them, on such terms and conditions and with such restrictions, as they think fit. The Directors may withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

15 Secretary

Appointment of Secretary

15.1 There must be at least 1 Secretary of the Company who is to be appointed by the Directors.

Suspension and removal of Secretary

15.2 The Directors may suspend or remove a Secretary from that office.

Powers, duties and authorities of Secretary

15.3 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and the Secretary must exercise all such powers and authorities subject at all times to the control of the Directors.

16 Seals

Common and duplicate common seal

16.1 The Company may have:

(a) a common seal; and

(b) a duplicate common seal, which must be a copy of the common seal with the words "duplicate seal", "share seal" or "certificate seal" added.

16.2 The Directors must provide for the safe custody of each seal of the Company.

Use of common seal

16.3 The common seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the common seal. Every document to which the common seal is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

17 Inspection of records

Inspection by Members

17.1 Subject to the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members (other than Directors), and a Member (other than a Director) does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

Access by Directors[ix]

17.2 The Company must keep each document comprising the Corporate Records or copies of them, and will procure that all subsidiaries keep each document comprising their Corporate Records, for a period of at least 7 years (**"Retention Period"**) from the date that the relevant document was created, or where relevant, provided to a Director.

17.3 Without limiting the rights of inspection available to the Directors at the general law and the Corporations Act, the Company must, during the Retention Period, give access to, and will procure that all subsidiaries will give access to, a Director or former Director, to inspect and copy (at no cost to the Director or former Director) such of the Corporate Records as relate to the Director's period of office.

17.4 Subject to the Corporations Act:

(a) without limiting the Company's power to enter into agreements, the Company may enter into an agreement (**"Agreement"**) with a person referred to in Articles 17.2

or 17.3 ("**Person**") with respect to the matters covered by those Articles; and

(b) to the extent that a matter dealt with in the Agreement is less favourable to the Person than the matter as dealt with in Articles 17.2 or 17.3, the terms of the Agreement prevail over Articles 17.2 and 17.3 with respect to that matter.

18 Dividends and reserves

Payment of dividend

18.1 Subject to the Corporations Act, this Constitution and the rights of persons (if any) entitled to shares with special rights to dividend, the Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by the Company to, or at the direction of, each Member entitled thereto of that dividend.

No interest on dividends

18.2 Interest is not payable by the Company on a dividend.

Reserves and profits carried forward

18.3 The Directors may, before paying any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

18.4 Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

18.5 The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

Calculation and apportionment of dividends

18.6 Subject to the rights of persons (if any) entitled to shares with special rights as to dividend and to the terms of any issue of shares to the contrary all dividends are to be paid:

(a) in the case of fully paid shares, to their holders in proportion to the numbers of shares held by them respectively; or

(b) in the case of shares which are not fully paid shares, to their holders according to the amounts paid or credited as paid on those shares, apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

18.7 An amount:

(a) paid or credited as paid on a share in advance of a call; or

(b) credited as paid on a share to the extent (if any) that it exceeds the value of the consideration received for the issue of that share,

is not to be taken as paid or credited as paid on the share for the purposes of Article 18.6.

Deductions from dividends

18.8 The Directors may deduct from any dividend payable to, or at the direction of, a Member all sums of money (if any) presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

Distribution of specific assets

18.9 When resolving to pay a dividend, the Directors may:

(a) resolve that the dividend be satisfied either wholly or partly by the distribution of specific assets to some or all of the persons entitled to the dividend, including fully paid shares in or debentures of the Company or fully paid shares in or debentures of any other body corporate; and

(b) direct that the dividend payable in respect of any particular shares be satisfied wholly or partly by such a distribution and that the dividend payable in respect of other shares be paid in cash.

18.10 If a difficulty arises in regard to a distribution under Article 18.9, the Directors may:

(a) settle the matter as they consider expedient;

(b) fix the value for distribution of the specific assets or any part of those assets;

(c) determine that cash payments will be made to, or at the direction of, any Members on the basis of the value so fixed in order to adjust the rights of all parties; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

If a distribution of specific assets to, or at the direction of, a particular Member or Members is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

Payment by cheque and receipts from joint holders

18.11 A dividend, interest or other money payable in cash in respect of shares may be paid:

(a) by cheque sent through the post directed to the address of the holder as shown in the Register or, in the case of joint holders, to the address notified to the Company for receipt of such moneys (and in default of notification, to the address shown in

the Register as the address of the joint holder first named in that Register);

(b) by cheque sent through the post directed to such other address as the holder or joint holders in writing direct; or

(c) by some other method of direct credit determined by the Directors to the holder or holders shown on the Register or to such person or place directed by them.

18.12 Any 1 of 2 or more joint holders may give an effectual receipt for any dividend, interest or other money payable in respect of the shares held by them as joint holders.

Election to reinvest dividend

18.13 Subject to the Listing Rules, the Directors may grant to Members or any class of Members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit.

Election to accept shares in lieu of dividend

18.14 Subject to the Listing Rules, the Directors may determine in respect of any dividend which it has proposed to pay on any shares of the Company, that holders of the shares may elect:

(a) to forego the right to share in the proposed dividend or part of such proposed dividend; and

(b) to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

Unclaimed dividends

18.15 Unclaimed dividends may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

19 Capitalisation of profits

Capitalisation of reserves and profits

19.1 The Directors:

(a) may resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b) may but need not resolve to apply the sum in any of the ways mentioned in Article 19.2, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

19.2 The ways in which a sum may be applied for the benefit of Members under Article 19.1 are:

(a) in paying up any amounts unpaid on shares held by Members;

(b) in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

19.3 The Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further shares or debentures; or

(ii) the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any such agreement is effective and binding on all the Members concerned.

20 Service of documents

20.1 The Company may give a document to a Member:

(a) personally;

(b) by sending it by post to the address for the Member in the Register of Members or an alternative address nominated by the Member; or

(c) by sending it to a fax number or electronic address nominated by the Member.

20.2 If a document is sent by post, delivery of the document is to be deemed to be effected by properly addressing, prepaying and posting a letter containing the document, and the document is to be deemed to have been delivered on the day after the date of its posting.

20.3 If a document is sent by facsimile or electronic transmission, delivery of the document is to be deemed:

(a) to be effected by properly addressing and transmitting the facsimile or electronic transmission; and

(b) to have been delivered on the day following its despatch.

20.4 All documents sent outside Australia must be sent by pre-paid airmail post, facsimile or electronic transmission.

20.5 A document may be given by the Company to the joint holders of a share by giving it to any one of those joint holders. However, all mailings to joint holders must include the name of all joint holders on the envelope or other addressing means.

20.6 A person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every document given in accordance with this Article to the person from whom that person derives title prior to registration of that person's title in the Register.

21 Winding up

Distribution of assets

21.1 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

21.2 The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

21.3 Articles 21.1 and 21.2 do not prejudice or affect the rights of Members holding shares issued on special terms and conditions.

22 Indemnity and Insurance

Indemnity of officers

22.1 The Company indemnifies and will keep indemnified every person who is or has been:

(a) a director of the Company or of a subsidiary of the Company;

(b) a secretary of the Company or of a subsidiary of the Company; or

(c) a person making, or participating in making, decisions that affect the whole, or a substantial part, of the business of the Company or of a subsidiary of the Company; or

(d) a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company,

against:

(e) every liability incurred by the person in that capacity (except a liability for legal costs); and

(f) all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity,

unless:

(g) the Company is forbidden by statute to indemnify the person against the liability or legal costs; or

(h) an indemnity by the Company of the person against the liability or legal costs would, if given, be made void by statute.

Insurance

22.2 The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who has or has had a capacity mentioned in Article 22.1(a), (b), (c) or (d), or who otherwise is or has been an executive officer of the Company or a subsidiary of the Company, against liability incurred by the person in that capacity, including a liability for legal costs, unless

(a) the Company is forbidden by statute to pay or agree to pay the premium; or

(b) the contract would, if the Company paid the premium, be made void by statute.

Contract[x]

22.3 Subject to the Corporations Act:

(a) without limiting the Company's power to enter into agreements, the Company may enter into an agreement ("**Agreement**") with a person referred to in Articles 22.1 or 22.2 ("**Person**") with respect to the matters covered by those Articles; and

(b) to the extent that a matter dealt with in the Agreement is less favourable to the Person than the matter as dealt with in Articles 22.1 or 22.2, the terms of the Agreement prevail over Articles 22.1 and 22.2 with respect to that matter.

23 Restricted securities

Disposal during escrow period

23.1 Restricted securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or ASX.

23.2 The Company must not acknowledge a disposal (including by registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or ASX.

Breach of Restriction Agreement or Listing Rules

23.3 During a breach of the Listing Rules relating to restricted securities, or a breach of a Restriction Agreement, the holder of the restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.

Interpretation

23.4 In this Part, the expressions "disposed of", "disposed" "escrow period" and "restricted securities" have the same meaning as in the Listing Rules.

24 Small Holdings

Divestment Notice

24.1 If the Directors determine that a Member is a Small Holder or a New Small Holder the Company may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder or a New Small Holder, the number of shares making up the Small Holding or New Small Holding, and the Market Value of the Small Holding or New Small Holding and the date on which the Market Value was determined;

(b) that the Company intends to sell the Relevant Shares in accordance with this Article after the end of the Relevant Period specified in the Divestment Notice;

(c) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Company in writing that the Member desires to retain the Relevant Shares and that if the Member does so the Company will not be entitled to sell the Relevant Shares under that Divestment Notice; and

(d) after the end of the Relevant Period the Company may for the purpose of selling the Relevant Shares that are in a CHESS Holding initiate a Holding Adjustment to move those Relevant Shares from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Shares, the Divestment Notice must comply with the SCH Business Rules.

Relevant Period

24.2 The Relevant Period must be at least six weeks from the date the Divestment Notice was given.

Company can sell Relevant Shares

24.3 At the end of the Relevant Period the Company is entitled to sell on-market or in any other way determined by the Directors:

(a) the Relevant Shares of a Member who is a Small Holder, unless that Member has notified the Company in writing before the end of the Relevant Period that the Member desires to retain the Relevant Shares, in which event the Company

must not sell those Relevant Shares under that Divestment Notice; and

(b) the Relevant Shares of a Member who is a New Small Holder.

No obligation to sell

24.4 The Company is not bound to sell any Relevant Shares which it is entitled to sell under this Part 24 but unless the Relevant Shares are sold within six weeks after the end of the Relevant Period the Company's right to sell the Relevant Shares under the Divestment Notice relating to those Relevant Shares lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

Company as Member's attorney

24.5 To effect the sale and transfer by the Company of Relevant Shares of a Member, the Member appoints the Company and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Company considers necessary or appropriate to effect the sale or transfer of the Relevant Shares and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Shares from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds instruments or other documents necessary to transfer the Relevant Shares and to deliver any such deeds, instruments or other documents to the purchaser.

Conclusive evidence

24.6 A statement in writing by or on behalf of the Company under this Part 24 is (in the absence of manifest error) binding on and conclusive against a Member. In particular, a statement that the Relevant Shares specified in the statement have been sold in accordance with this Part is conclusive against all persons claiming to be entitled to the Relevant Shares and discharges the purchaser from all liability in respect of the Relevant Shares.

Registering the purchaser

24.7 The Company must register the purchaser of Relevant Shares as the holder of the Relevant Shares transferred to the purchaser under this Article. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Shares transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Company under this Part.

Payment of proceeds

24.8 Subject to Article 24.9, where:

(a) Relevant Shares of a Member are sold by the Company on behalf of the Member under this Article; and

(b) the certificate for the Relevant Shares (unless the Company is satisfied that the certificate has been lost or destroyed or the

Relevant Shares are Uncertificated Securities) has been received by the Company,

the Company must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any money under this Article is at the risk of the Member to whom it is sent.

Costs

24.9 In the case of a sale of the Relevant Shares of a New Small Holder in accordance with this Part, the Company is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Company. In any other case, the Company or a purchaser must bear the costs of sale of the Relevant Shares. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Company in connection with the sale and transfer of the Relevant Shares.

Remedy limited to damages

24.10 The remedy of a Member to whom this Article applies, in respect of the sale of the Relevant Shares of that Member is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

Dividends and voting suspended

24.11 Unless the Directors determine otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this Part, then despite any other provision in this Constitution, the rights to receive payment of dividends and to vote attached to the Relevant Shares of that Member are suspended until the Relevant Shares are transferred to a new holder or that Member ceases to be a New Small Holder. Any dividends that would, but for this Article, have been paid to that Member must be held by the Company and paid to that Member within 60 days after the earlier of:

(a) the date the Relevant Shares of that Member are transferred; and

(b) the date that the Relevant Shares of that Member cease to be subject to a Divestment Notice.

Twelve month limit

24.12 If it is a requirement of the Listing Rules, the Company must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by Article 24.13).

Effect of takeover bid

24.13 From the date of the announcement of a takeover bid for the shares in the Company until the close of the offers made under the takeover bid, the Company's powers under this Part to sell Relevant Shares of a Member cease. After the close of the offers under the takeover bid, the

Company may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite Article 24.12 and the fact that it may be less than 12 months since the Company gave a Divestment Notice to that Member.

Definitions

24.14 In this Part:

Divestment Notice means a notice given under Article 24.1 to a Small Holder or a New Small Holder;

Market Value in relation to a share means the closing price on SEATS of the share;

New Small Holder means a Member who is the holder or a joint holder of a New Small Holding;

New Small Holding means a holding of shares created after the date on which this Part 24 came into effect by the transfer of a parcel of shares the aggregate Market Value of which at the time a proper SCH transfer was initiated or a paper based transfer was lodged, was less than a marketable parcel of shares as provided under the Listing Rules;

Relevant Period means the period specified in Article 24.2;

Relevant Shares are the shares specified in a Divestment Notice;

Small Holder means a Member who is the holder or a joint holder of a Small Holding; and

Small Holding means a holding of shares the aggregate Market Value of which at the relevant date is less than a marketable parcel of shares as provided under the Listing Rules.

24.15 In this Part, the expressions:

(a) "Certificated Holding", "CHESS Holding", "Holding Adjustment" and "Issue Sponsored Holding" have the same meanings as in the SCH Business Rules; and

(b) "closing price on SEATS", "takeover bid" and "Uncertificated Securities" have the same meaning as in the Listing Rules.

Dividend rights and priority of payment

24.16 Each preference share confers on the holder a right to receive a dividend (**"Dividend"**) at the rate or in the amount and on the conditions decided by the Directors under the terms of issue unless, and to the extent that, the Directors decide under the terms of issue that there is no right to receive a Dividend.

24.17 Without limiting the conditions which, under the terms of issue, the Directors may impose upon the right (if any) to receive a Dividend, the Directors may under the terms of issue, impose conditions upon the right to receive a Dividend which may be changed or reset at certain times or upon certain events and in the manner and to the extent the Directors decide under the terms of issue.

24.18 The Dividend (if any):

(a) is non-cumulative unless, and to the extent that, the Directors decide otherwise under the terms of issue; and

(b) will rank for payment:

(i) in priority to ordinary shares unless, and to the extent that, the Directors decide otherwise under the terms of issue;

(ii) in priority to shares in any other class of shares or class of preference shares expressed under the terms of issue to rank behind for the payment of dividends;

(iii) equally with shares in any other class of shares or class of preference shares expressed under the terms of issue to rank equally for the payment of dividends; and

(iv) behind shares in any other class of shares or class of preference shares expressed under the terms of issue to rank in priority for the payment of dividends.

24.19 If, and to the extent that, the Directors decide under the terms of issue, each preference share may, in addition to the rights (if any) to receive a Dividend, participate equally with the ordinary shares in the distribution of profits available for dividends.

24.20 Each preference share confers on its holder:

(a) if, and to the extent that the Dividend is cumulative, the right in a winding up or on redemption to payment of the amount of any Dividend accrued but unpaid on the share at the commencement of the winding up or the date of redemption, whether earned or determined or not;

(b) if, and to the extent that the Dividend is non-cumulative, and if, and to the extent that, the Directors decide under the terms of issue, the right in a winding up or on redemption to payment of the amount of any Dividend accrued but unpaid for the

period commencing on the dividend payment date which has then most recently occurred and ending on the commencement of the winding up or the date of redemption, whether earned or determined or not,

with the same priority in relation to each other class of shares as the priority that applies in relation to the payment of the Dividend.

Entitlement to payment of capital sum in a winding up

24.21 Each preference share confers on its holder the right in a winding up or on a redemption to payment of:

(a) any amount paid on the share, or any amount fixed by the Directors under the terms of issue or capable of determination pursuant to a mechanism adopted by the Directors under the terms of issue; and

(b) a further amount out of the surplus assets and profits of the Company on the conditions decided by the Directors under the terms of issue unless, and to the extent that, the Directors decide under the terms of issue that there is no right to any payment of a further amount out of the surplus assets and profits of the Company,

in priority to ordinary shares and, unless the Directors decide otherwise under the terms of issue, in priority to shares in any other class of shares or class of preference shares expressed to rank behind on a winding up, equally with shares in any other class of shares or class of preference shares expressed to rank equally on a winding up, and behind shares in any other class of shares or class of preference shares expressed to rank in priority on a winding up.

24.22 Unless otherwise decided by the Directors under the terms of issue, a preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this schedule 1.

Bonus issues and capitalisation of profits

24.23 If, and to the extent that the Directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only.

Voting rights

24.24 A preference share does not entitle its holder to vote at any general meeting of the Company except on the questions, proposals or resolutions or during periods of time or in circumstances identified by the Directors in the terms of issue, which, unless the Directors decide otherwise under the terms of issue, are as follows:

(a) a proposal:

(i) to reduce the share capital of the Company;

(ii) that affects rights attached to the share;

(iii) to wind up the Company; or

(iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the share is in arrears;

(d) during the winding up of the Company.

24.25 Each holder of a preference share who has a right to vote on a resolution is entitled to the number of votes specified in Article 11.23 of the Constitution.

Meetings

24.26 Each preference share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary shares in relation to receiving notices (including notices of general meetings), reports, balance sheets and audited accounts and of attending and being heard at all general meetings of the Company.

Conversion to ordinary shares

24.27 A preference share which, in accordance with its terms of issue, may be converted into an ordinary share will, at the time of conversion and without any further act, have the same rights as a fully paid ordinary share and rank equally with other fully paid ordinary shares on issue. This is subject to the terms of issue of the preference share determined by the Directors in relation to entitlement to ordinary dividends paid after conversion. In addition, the terms of issue of the preference share may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

HISTORICAL NOTES*

[i] Old Article 1.6 ("Currency") was deleted, and new Articles 1.6 and 1.7 ("Currency") was inserted by special by special resolution of the Company [passed on 12 November 2003]

[ii] New Article 1.8 ("Listing Rules") was inserted by special resolution of the Company [passed on 12 November 2003]

[iii] Old Article 2.2 ("Capital raisings before listing") was deleted by special resolution of the Company [passed on 12 November 2003].
New Article 2.2 ("Preference shares") was inserted by special resolution of the Company [passed on 12 November 2003]

[iv] New Article 3.13 ("Company's right to recover payments) was inserted by special resolution of the Company [passed on 12 November 2003]

[v] Old Article 5.2 ("Registration") was deleted and new Article 5.2 ("Registration") was inserted by special resolution of the Company [passed on 12 November 2003]

[vi] Article 5.8 was amended by special resolution of the Company passed on 13 November 2002. Articles 5.6 and 5.7 ("Restrictions on transfer before listing") were deleted by special resolution of the Company [passed on 12 November 2003]

[vii] Article 6 ("Unacceptable Ownership Situation") was deleted by special resolution of the Company passed on 13 November 2002

[viii] Article 9 ("Listing") was deleted by special resolution of the Company [passed on 12 November 2003]

[ix] New Article 17.4 ("Access by Directors") was inserted by special resolution of the Company [passed on 12 November 2003]

[x] Old Article 22.3 ("Insurance") was deleted and new Article 22.3 ("Contract") was inserted by special resolution of the Company [passed on 12 November 2003]

[xi] New Part 24 ("Small Holdings") was inserted by special resolution of the Company [passed on 12 November 2003]

[xii] New Schedule 1 ("Preference Shares") was inserted by special resolution of the Company [passed on 12 November 2003]

Parts 1 to 3, 5, 7 to 8, 10 to 15, 17 to 18, 20, and 22 to 23 otherwise were amended by special resolution of the Company [passed on 12 November 2003]

*These historical notes do not form part of this Constitution.

Insurance Australia Group Limited

CONSTITUTION

Mallesons Stephen Jaques
Solicitors
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Phone: (61 2) 9296 2000
Fax: (61 2) 9296 3999
Ref: SMF:DLF